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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2019	Commission File Number: 1-12384

SUNCOR ENERGY INC.
(Name of registrant)

150 — 6th Avenue S.W.
P.O. Box 2844
Calgary, Alberta
Canada, T2P 3E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.
Date: February 28, 2019	By:	/s/ SHAWN POIRIER Shawn Poirier Assistant Corporate Secretary

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, dated February 28, 2019
99.2	Form of Proxy
99.3	Notice of Annual General Meeting and Notice of Availability of Proxy Materials

 EXHIBIT 99.1

Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, dated February 28, 2019

MANAGEMENT PROXY CIRCULAR Notice of 2019 Annual General Meeting To be held on May 2, 2019 Suncor Energy Inc.

CONTENTS

1	Invitation to Shareholders

2	About this Management Proxy Circular

3	Voting and Proxies: Questions and Answers

6	Business of the Meeting
6	Financial Statements
6	Election of Directors
12	Appointment of Auditor
13	Advisory Vote on Approach to Executive Compensation

14	Board of Directors Compensation

19	Executive Compensation
19	Letter to Shareholders
21	Compensation Discussion and Analysis
44	Compensation Disclosure of Named Executive Officers
50	Termination Agreements and Change of Control Arrangements

52	Indebtedness of Directors, Executive Officers and Senior Officers

52	Summary of Incentive Plans

56	Claw Back Policy

56	Directors' and Officers' Insurance

56	Advance Notice By-Law

57	Corporate Governance

57	Additional Information

57	Advisories

A-1	Schedule A: Named Executive Officers' Outstanding Option-Based Awards and Grant Date Fair Values for Share-Based Awards

B-1	Schedule B: Corporate Governance Summary

C-1	Schedule C: Position Description for Independent Board Chair

D-1	Schedule D: Director Independence Policy and Criteria

E-1	Schedule E: Board Terms of Reference

F-1	Schedule F: Change of Auditor Reporting Package

NOTICE OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF SUNCOR ENERGY INC.

The annual general meeting of shareholders of Suncor Energy Inc. (the Corporation) will be held on May 2, 2019, in the Crystal Ballroom at the Fairmont Palliser Hotel, 133 Ninth Avenue S.W., Calgary, Alberta, at 10:30 a.m. Mountain Daylight Time (MDT).

The meeting will have the following purposes:

•
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2018 together with the notes thereto and the auditors' report thereon;

•
to elect directors of the Corporation to hold office until the close of the next annual meeting;

•
to appoint the auditor of the Corporation to hold office until the close of the next annual meeting;

•
to consider and, if deemed fit, approve an advisory resolution on the Corporation's approach to executive compensation; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the form of proxy or voting instruction form provided to them. Detailed instructions on how to complete and return proxies are provided on pages 3 to 5 of the accompanying management proxy circular. To be effective, the completed form of proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, at any time prior to 10:30 a.m. MDT on April 30, 2019 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Shareholders may also vote their shares by telephone or through the internet using the procedures described in the form of proxy or voting instruction form.

Shareholders registered at the close of business on March 11, 2019 will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Arlene Strom
Senior Vice President, General Counsel and Corporate Secretary
February 28, 2019
Calgary, Alberta

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the board of directors (the Board), management and employees of Suncor Energy Inc. (the Corporation), we invite you to attend our annual general meeting of shareholders on May 2, 2019, to be held in the Crystal Ballroom at the Fairmont Palliser Hotel, 133 Ninth Avenue S.W., Calgary, Alberta, at 10:30 a.m. Mountain Daylight Time.

The items of business to be considered at this meeting are described in the Notice of Annual General Meeting of Shareholders of Suncor Energy Inc. and the accompanying management proxy circular. The contents of the management proxy circular have been approved by the Board.

Your participation at this meeting is very important to us. We encourage you to vote by following the instructions in the form of proxy or voting instruction form provided to you. Following the formal portion of the meeting, management will review the Corporation's operational and financial performance for 2018 and provide an outlook on priorities for 2019 and beyond. You will also have an opportunity to ask questions and to meet the directors and executives.

Many of our public documents, including our 2018 Annual Report, are available in the Investor Centre on our website located at www.suncor.com. We encourage you to visit our website during the year for information about the Corporation, including news releases and investor presentations. To ensure you receive all the latest news relating to the Corporation, including the speeches of senior executives, you can use the 'Email Alerts' subscribe feature on the Corporation's website. Additional information relating to the Corporation is available under the Corporation's profile on SEDAR at www.sedar.com.

We look forward to seeing you at the meeting.

Yours sincerely,

Michael M. Wilson Chair of the Board	Steven W. Williams Chief Executive Officer

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  1

ABOUT THIS MANAGEMENT PROXY CIRCULAR

You are invited to attend the annual general meeting (the meeting) of shareholders of Suncor Energy Inc. to be held in the Crystal Ballroom at the Fairmont Palliser Hotel, 133 Ninth Avenue S.W., Calgary, Alberta, on May 2, 2019, at 10:30 a.m. Mountain Daylight Time (MDT) for the purposes indicated in the Notice of Annual General Meeting.

Suncor's management proxy circular includes important information regarding the matters to be acted upon at the meeting, and our compensation practices for and compensation of the board of directors of Suncor (the Board or Board of Directors) and Suncor's Named Executive Officers (as defined on page 21) for the year ended December 31, 2018.

This management proxy circular is dated February 28, 2019, and all information contained in this management proxy circular is given as of such date, unless stated otherwise.

In this management proxy circular, references to "Suncor", the "Corporation", the "company", "our" or "we" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context otherwise requires.

 Forward-Looking Information and Risks

This management proxy circular contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in Suncor's Annual Information Form for the year ended December 31, 2018 (the AIF), Suncor's Management's Discussion and Analysis for the year ended December 31, 2018 (the MD&A), and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the "Advisories" section of this management proxy circular for information on the material risk factors and assumptions underlying the forward-looking information contained in this management proxy circular.

The company's business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described in the "Advisories" section of this management proxy circular.

 Non-GAAP Financial Measures

Certain financial measures in this management proxy circular – namely operating earnings, funds from operations (FFO), free funds flow and return on capital employed (ROCE) – are not prescribed by generally accepted accounting principles (GAAP). Refer to the "Advisories" section of this management proxy circular. These non-GAAP financial measures are used by management to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Measurement Conversions

Suncor converts certain natural gas volumes to barrels of oil equivalent (boe) on the basis of one barrel (bbl) for every six thousand cubic feet (mcf) of natural gas. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one bbl of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value. In this management proxy circular, references to "bbls/d" mean thousands of barrels per day and "boe/d" mean thousands of barrels of oil equivalent per day.

 Website References

Information contained in or otherwise accessible through Suncor's website and other websites, though referenced herein, does not form part of this management proxy circular and is not incorporated by reference into this management proxy circular.

2  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

VOTING AND PROXIES: QUESTIONS AND ANSWERS

This management proxy circular is furnished in connection with the solicitation by or on behalf of management of Suncor of proxies to be used at the annual general meeting of shareholders of Suncor. It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Suncor common shares and normal handling charges will be paid for such forwarding services.

Your vote is very important to us. We encourage you to exercise your vote to ensure your shares are represented.

To be valid, proxy forms must be dated, completed, signed and deposited with our transfer agent and registrar, Computershare Trust Company of Canada (Computershare): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received in each case no later than 10:30 a.m. MDT on April 30, 2019 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. The time limit for deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice. Please read the following for commonly asked questions and answers regarding voting and proxies.

Q.  Am I entitled to vote?

A.  You are entitled to vote if you are a holder of Suncor common shares as of the close of business on March 11, 2019, the record date for the meeting. Subject to certain restrictions required by the Petro-Canada Public Participation Act (as described in the AIF under the heading "Description of Capital Structure – Petro-Canada Public Participation Act") which section is incorporated by reference herein, each Suncor common share is entitled to one vote. A simple majority of votes (50% plus one vote) cast at the meeting in person or by proxy is required to approve all matters to be considered at the meeting. The list of registered shareholders maintained by Suncor will be available for inspection after March 11, 2019, during usual business hours at the offices of Computershare, 600, 530–8th Avenue S.W., Calgary, Alberta, T2P 3S8 and will be available at the meeting.

Q.  What am I voting on?

A.  You will be voting on:

•
the election of directors of the Corporation until the close of the next annual meeting;

•
the appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting; and

•
the advisory resolution on the Corporation's approach to executive compensation disclosed in this management proxy circular.

Q.  What if amendments are made to these matters or if other matters are brought before the meeting?

A.  If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the common shares represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the management nominees named in the proxy form will vote on them in accordance with their best judgment.

Q.  Who is soliciting my proxy?

A.  The management of Suncor is soliciting your proxy. Solicitation of proxies will be done primarily by mail, supplemented by telephone or other contact, by our employees or our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors who we have retained at a cost of $63,000 for their advisory services and will reimburse them for any related expenses. Any other costs related to the solicitation are paid by Suncor.

Q.  How can I vote?

A.  If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by completing your proxy form through any of the methods described above.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  3

If your shares are not registered in your name but are held by a nominee, please see below.

Q.  How can a non-registered shareholder vote?

A.  If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee should have provided you with a package of information respecting the meeting, including either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

Q.  How can a non-registered shareholder vote in person at the meeting?

A.  Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q.  Who votes my shares and how will they be voted if I return a proxy?

A.  By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the proxy form provided to you, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted or withheld from voting according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted or withheld from voting as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

•
FOR the election of the director nominees set out in this management proxy circular;

•
FOR the appointment of KPMG LLP as auditor; and

•
FOR the approach to executive compensation disclosed in this management proxy circular.

Q.  Can I appoint someone other than the individuals named in the proxy form to vote my shares?

A.  Yes you have the right to appoint the person or company of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form or voting instruction form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare.

Q.  What if my shares are registered in more than one name or in the name of my corporation?

A.  If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your corporation or any name other than yours, you may be required to provide documentation that proves you are authorized to sign the proxy form.

Q.  Can I revoke a proxy or voting instruction?

A.  If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.
completing and signing a proxy bearing a later date, and delivering it to Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting; or

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at P.O. Box 2844, 150–6th Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting is adjourned or postponed; or

(b)
the chair of the meeting prior to the start of the meeting.

If you are a non-registered shareholder, contact your nominee for information on how to revoke your proxy or voting instruction.

4  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Q.  Is my vote confidential?

A.  Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

Q.  How many shares are outstanding?

A.  As of February 22, 2019, there were 1,577,962,657 common shares outstanding. We have no other class or series of voting shares outstanding.

As of February 22, 2019, there was no person or company who, to the knowledge of our directors and executive officers, beneficially owned, or controlled or directed, directly or indirectly, common shares carrying 10% or more of the voting rights attached to all outstanding common shares.

Q.  How will meeting materials be delivered?

A.  We are using notice and access to deliver this management proxy circular to both our registered and non-registered shareholders. This means that Suncor will post the management proxy circular online for our shareholders to access electronically. You will receive a package in the mail with a notice (the Notice) outlining the matters to be addressed at the meeting and explaining how to access and review the management proxy circular electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares. All applicable meeting related materials will be indirectly forwarded to non-registered shareholders at Suncor's expense.

Notice and access is an environmentally friendly and cost effective way to distribute the management proxy circular because it reduces printing, paper and postage.

Q.  How can I request a paper copy of the management proxy circular?

A.  Both registered and non-registered shareholders can request a paper copy of the management proxy circular for up to one year from the date it is filed on SEDAR (www.sedar.com). The management proxy circular will be sent to you at no charge. If you would like to receive a paper copy of the management proxy circular, please follow the instructions provided in the Notice. If you request a paper copy of the management proxy circular, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Suncor will provide paper copies of the management proxy circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials.

If you have any questions about notice and access you can call our Investor Relations line at 1-800-558-9071.

Q.  What is electronic delivery?

A.  Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our website. If you wish, you may elect to be notified by e-mail when documentation is posted on our website. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

Q.  How can I ask for electronic delivery?

A.  If you are a registered shareholder, go to the Investor Communication website at www.InvestorDelivery.com and follow the instructions on the screen.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Non-registered shareholders can sign up for mailings (not proxy materials) through www.computershare.com/mailinglist.

Q.  What if I have other questions?

A.  If you have a question regarding the meeting please contact Computershare at 1-877-982-8760 or visit www.computershare.com.

Webcast of Meeting

The meeting may also be viewed via webcast on www.suncor.com starting at 10:30 a.m. MDT on May 2, 2019. Shareholders may view the meeting and ask questions online, but will not be able to vote via the webcast.

Shareholder Proposals

Eligible shareholders should direct any proposals they plan to present at the 2020 annual meeting to our Corporate Secretary. To be included in our 2020 management proxy circular, the proposal must be received at Suncor Energy Inc. at P.O. Box 2844, 150–6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 by December 2, 2019.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  5

BUSINESS OF THE MEETING

Financial Statements

The audited consolidated financial statements for the year ended December 31, 2018, together with the notes thereto and the report of the auditors thereon will be placed before the meeting. These audited consolidated financial statements form part of our 2018 Annual Report. Copies of the 2018 Annual Report may be obtained from the Corporate Secretary upon request and will be available at the meeting. The full text of the 2018 Annual Report is available on Suncor's website at www.suncor.com and has been filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC).

Election of Directors

Number of Directors.  Suncor's articles stipulate there shall be not more than 15 nor fewer than eight directors. The Board is currently composed of nine non-employee directors, including Michael M. Wilson, our Board chair, and one member of management, Steven W. Williams, our Chief Executive Officer (CEO).

Steve Williams announced that he would be retiring as CEO at the conclusion of the meeting and would not stand for re-election as a director. During his tenure Mr. Williams demonstrated exceptionally strong leadership and has a long list of contributions. The Board deeply appreciates his commitment to Suncor and his contributions to the company and the industry. Mr. Williams' retirement will take effect at the conclusion of the meeting.

In addition, Dominic D'Alessandro will be retiring from the Board this year and will not stand for re-election. Mr. D'Alessandro was appointed to the Board in 2009. Suncor has benefitted greatly from Mr. D'Alessandro's exceptional commitment and sound business judgment as well as his focus on good governance. The Board and management would like to thank Mr. D'Alessandro for his significant contributions to the company. Mr. D'Alessandro's retirement will take effect at the conclusion of the meeting.

In accordance with our by-laws, the Board has determined that nine directors will be elected at the meeting. Following the meeting, and assuming that all proposed nominees for director are elected as contemplated in this management proxy circular, the Board will be composed of eight non-employee directors and Mark S. Little, who will be Suncor's President and CEO upon Mr. Williams' retirement. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of the nominees whose names appear on pages 7 to 11. Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Majority Voting for Directors.  The Board has adopted a policy (the Majority Voting Policy) that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee of the Board for consideration promptly following the meeting. The Majority Voting Policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The Governance Committee shall consider the resignation and shall provide a recommendation to the Board. The Board will consider the recommendation of the Governance Committee and determine whether to accept it within 90 days of the applicable meeting. Absent exceptional circumstances, the Board shall accept the resignation which will be effective upon such acceptance. A news release will be issued promptly by Suncor announcing the Board's determination, including, if applicable, the reasons for rejecting the resignation. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the Majority Voting Policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election. A copy of the Majority Voting Policy is available on Suncor's website at www.suncor.com.

6  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

The Persons Nominated for Election as Directors Are:

Patricia M. Bedient
65

Sammamish, Washington, USA

Director from February 24, 2016 to present

Independent

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	6 of 6	100%

Audit (Chair)	6 of 6	100%

Environment, Health, Safety and Sustainable Development	4 of 4	100%

Skills and Experience(1)	Annual General Meeting Voting Results		Other Public Company Boards

Finance, Technology / IT, Strategy	Year	Votes in Favour	Alaska Air Group, Inc.
and Economics, Human Resources	2018	99.58%	Park Hotels & Resorts Inc.
and Compensation, EHS and	2017	99.62%
Social Responsibility, Governance

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)

Fiscal Year	Common Shares(2)	DSUs(3)	Shares and DSUs	Shares and DSUs ($)(4)	Meets Target	Current Status

2018	Nil	29 924	29 924	1 141 002	Yes	1.4x

2017	Nil	21 793	21 793	1 005 747

2016	Nil	13 607	13 607	597 347

Patricia Bedient retired as executive vice president of Weyerhaeuser Company (Weyerhaeuser), one of the world's largest integrated forest products companies, effective July 1, 2016. From 2007 until February 2016, she also served as chief financial officer of Weyerhaeuser. Prior thereto, she held a variety of leadership roles in finance and strategic planning at Weyerhaeuser after joining the company in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the managing partner for its Seattle office and partner in charge of the firm's forest products practice. Ms. Bedient serves on the board of directors of Alaska Air Group, Inc. and Park Hotels & Resorts Inc. and also serves on the Overlake Hospital Medical Center board of trustees, the Oregon State University board of trustees, and the University of Washington Foster School of Business advisory board. She achieved national recognition in 2012 when the Wall Street Journal named her one of the Top 25 CFOs in the United States. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor's degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975.

Mel E. Benson
70

Calgary, Alberta, Canada

Director from April 19, 2000 to present

Independent

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	6 of 6	100%

Environment, Health, Safety and Sustainable Development	4 of 4	100%

Human Resources and Compensation	5 of 5	100%

Skills and Experience(1)	Annual General Meeting Voting Results		Other Public Company Boards

Operations, Project Management,	Year	Votes in Favour	None
Public Policy / Government Relations,	2018	97.89%
Strategy and Economics, Human	2017	98.69%
Resources and Compensation, EHS and Social Responsibility, Governance

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)

Fiscal Year	Common Shares(2)	DSUs(3)	Shares and DSUs	Shares and DSUs ($)(4)	Meets Target	Current Status

2018	17 548	105 192	122 740	4 680 076	Yes	5.9x

2017	17 548	97 067	114 615	5 289 482

2016	17 548	89 034	106 582	4 678 950

Mel Benson is president of Mel E. Benson Management Services Inc., an international consulting firm working in various countries with a focus on First Nations/corporate negotiations. Mr. Benson retired from Exxon International and Imperial Oil Canada in 2000 after a long career as an operations manager and senior member of project management. While based in Houston, Texas, Mr. Benson worked on international projects based in Africa and the former Soviet Union. Mr. Benson is a member of Beaver Lake Cree Nation, located in northeast Alberta. In 2015, Mr. Benson was inducted into the Aboriginal Business Hall of Fame and received the lifetime achievement award and he has previously received the Indspire Award for Business.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  7

John D. Gass
66

Palm Coast, Florida, USA

Director from February 3, 2014 to present

Independent

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	6 of 6	100%

Governance	5 of 5	100%

Human Resources and Compensation (Chair)	5 of 5	100%

Skills and Experience(1)	Annual General Meeting Voting Results		Other Public Company Boards

Operations,	Year	Votes in Favour	Southwestern Energy Company
Project Management,	2018	99.41%	Weatherford International plc
Marketing / Sales,	2017	99.17%
Strategy and Economics, Human Resources and Compensation, EHS and Social Responsibility

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)

Fiscal Year	Common Shares(2)	DSUs(3)	Shares and DSUs	Shares and DSUs ($)(4)	Meets Target	Current Status

2018	6 698	43 054	49 752	1 897 044	Yes	2.4x

2017	6 698	35 809	42 507	1 961 698

2016	6 698	28 483	35 181	1 544 446

John Gass is former vice president, Chevron Corporation, a major integrated oil and gas company, and former president, Chevron Gas and Midstream, positions he held from 2003 until his retirement in 2012. He has extensive international experience, having served in a diverse series of operational positions in the oil and gas industry with increasing responsibility throughout his career. Mr. Gass serves as a director of Southwestern Energy Company and Weatherford International plc. He is also a member of the advisory board for the Vanderbilt Eye Institute. Mr. Gass graduated from Vanderbilt University in Nashville, Tennessee, with a bachelor's degree in civil engineering. He also holds a master's degree in civil engineering from Tulane University in New Orleans, Louisiana. A resident of Florida, he is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Dennis M. Houston
67

Spring, Texas, USA

Director from January 1, 2018 to present(6)

Independent

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	5 of 6	83%

Environment, Health, Safety and Sustainable Development	2 of 2	100%

Human Resources and Compensation	2 of 2	100%

Skills and Experience(1)	Annual General Meeting Voting Results		Other Public Company Boards

Operations, Project Management,	Year	Votes in Favour	GasLog Ltd.
Marketing / Sales, Strategy and	2018	99.93%
Economics, EHS and Social	2017	N/A
Responsibility, Governance

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)

Fiscal Year	Common Shares(2)	DSUs(3)	Shares and DSUs	Shares and DSUs ($)(4)	Meets Target	Current Status

2018	18 600	11 060	29 660	1 130 936	Yes	1.4x

2017	5 600	N/A	5 600	258 440

Dennis Houston served as executive vice president of ExxonMobil Refining and Supply Company, chairman and president of ExxonMobil Sales & Supply LLC and chairman of Standard Tankers Bahamas Limited until his retirement in 2010. Prior to that, Mr. Houston held a variety of leadership and engineering roles in the midstream and downstream businesses in the ExxonMobil organization. Mr. Houston has approximately 40 years' experience in the oil and gas industry, including over 35 years with ExxonMobil and its related companies. Mr. Houston serves on the board of directors of Argus Media Limited and GasLog Ltd. Mr. Houston holds a bachelor's degree in chemical engineering from the University of Illinois and an honorary doctorate of public administration degree from Massachusetts Maritime Academy. Mr. Houston has served on a variety of advisory councils, including an appointment by President George H.W. Bush to the National Infrastructure Advisory Council, the Chemical Sciences Leadership Council at the University of Illinois and the Advisory Council – Center for Energy, Marine Transportation & Public Policy at Columbia University. Mr. Houston also serves on the Alexander S. Onassis Public Benefit Foundation board, is honorary consul to the Texas Region for the Principality of Liechtenstein and a board member for the American Bureau of Shipping Group of Companies.

8  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Mark S. Little
56

Calgary, Alberta, Canada

Director Nominee(7)

Non-Independent, Management

Skills and Experience(1)	Annual General Meeting Voting Results		Other Public Company Boards

Operations, Project Management,	Year	Votes in Favour	None
Technology / IT, Public Policy /	2018	N/A
Government Relations, Strategy and Economics, EHS and Social Responsibility

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)

Fiscal Year	Common Shares(2)	DSUs(3)	Shares and DSUs	Shares and DSUs ($)(4)(8)	Meets Target	Current Status

2018	55 744	56 285	112 029	4 271 649	Yes	1.0x

Mark Little is president and chief operating officer of Suncor with accountabilities for all of the company's operations and many of its corporate services. His immediate past role was as president of Suncor's upstream organization with responsibility for all of Suncor's operated and non-operated oil sands, in situ, conventional exploration and production assets worldwide. Mr. Little has previously served as executive vice president, Upstream; executive vice president, Oil Sands; senior vice president, International and Offshore; senior vice president, Integration, following Suncor's merger with Petro-Canada; and senior vice president, Strategic Growth and Energy Trading. In these roles, Mr. Little's accountabilities have spanned from operations in the Wood Buffalo region to operations in offshore East Coast Canada, the North Sea, and international onshore operations in Latin America, North Africa and the Near East, where he oversaw significant improvements in efficiency and performance, as well as portfolio growth. Before joining Suncor, Mr. Little led the development of oil sands projects for a major international energy company. His past experience also includes leadership roles in oil sands production and refining operations, strategic planning, environment, health and safety, and energy trading. Mr. Little has been active in industry and the community, serving as chair of the board of directors of Syncrude Canada and as a member of Energy Safety Canada until 2018. Mr. Little also served as chair of the Oil Sands Safety Association prior to its merger into Energy Safety Canada. Having played an integral role in the signing of agreements with the Fort McKay and Mikisew Cree First Nations relating to Suncor's East Tank Farm, he has actively promoted the partnership as a model for future energy development with Indigenous communities. He has co-chaired the Canadian Council of Aboriginal Business' procurement initiative and is a current board member of Accenture Global Energy and the Canadian Association of Petroleum Producers, where he also serves as a member of the Executive Committee. Mr. Little holds degrees in both computer science and applied petroleum engineering technology and is a graduate of the advanced management program at Harvard Business School. Mr. Little will assume the role of chief executive officer in May 2019 following the meeting.

Brian P. MacDonald
53

Naples, Florida, USA

Director from July 23, 2018 to present(6)

Independent

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	2 of 2	100%

Audit	3 of 3	100%

Governance	2 of 2	100%

Experience and Skills(1)	Annual General Meeting Voting Results		Other Public Company Boards

CEO Experience, Finance, Operations,	Year	Votes in Favour	None
Project Management, Marketing /	2018	N/A
Sales, Technology / IT, Strategy and Economics, Human Resources and Compensation, EHS and Social Responsibility, Governance

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)

Fiscal Year	Common Shares(2)	DSUs(3)	Shares and DSUs	Shares and DSUs ($)(4)	Meets Target	Current Status

2018	5 000	8 546	13 546	516 509	No	0.6x

Brian MacDonald served as the president and chief executive officer of CDK Global, Inc., a leading global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries from 2016 to November 2018. Prior to joining CDK Global, Inc., Mr. MacDonald served as chief executive officer and president of Hertz Equipment Rental Corporation, and served as interim chief executive officer of Hertz Corporation. Mr. MacDonald previously served as president and chief executive officer of ETP Holdco Corporation, an entity formed following Energy Transfer Partners' $5.3 billion acquisition of Sunoco, Inc. where Mr. MacDonald had served as chairman, president and chief executive officer. He was the chief financial officer at Sunoco, Inc. and held senior financial roles at Dell Inc. Prior to Dell Inc., Mr. MacDonald spent more than 13 years in several financial management roles at General Motors Corporation in North America, Asia and Europe. He previously served on the board of directors for Computer Sciences Corporation (now DXC Technology Company), Ally Financial Inc., Sunoco Inc., Sunoco Logistics L.P. and CDK Global, Inc. Mr. MacDonald earned a MBA from McGill University and a bachelor's degree in chemistry from Mount Allison University.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  9

Maureen McCaw
64

Edmonton, Alberta, Canada

Director from April 27, 2004 to present(9)

Independent

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	6 of 6	100%

Audit	6 of 6	100%

Governance	5 of 5	100%

Skills and Experience(1)	Annual General Meeting Voting Results		Other Public Company Boards

Marketing / Sales, Public Policy /	Year	Votes in Favour	None
Government Relations, Strategy and	2018	97.76%
Economics, Human Resources and	2017	98.27%
Compensation, EHS and Social Responsibility, Governance

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)

Fiscal Year	Common Shares(2)	DSUs(3)	Shares and DSUs	Shares and DSUs ($)(4)	Meets Target	Current Status

2018	6 108	91 601	97 709	3 725 644	Yes	4.7x

2017	5 936	82 916	88 852	4 100 520

2016	5 774	74 245	80 019	3 512 834

Maureen McCaw was most recently executive vice-president of Leger Marketing, Canada's largest privately held market research firm and formerly president of Criterion Research, a company she founded. Ms. McCaw currently serves as a director of the Francis Winspear Music Center / Edmonton Symphony and the Nature Conservancy of Canada. Ms. McCaw has previously served on a number of boards, including as chair of the CBC Pension Fund Plan board of trustees and the Edmonton International Airport and has also served on the board of directors of the Canadian Broadcasting Corporation. Ms. McCaw is also past chair of the Edmonton Chamber of Commerce. Ms. McCaw completed Columbia Business School's executive program in financial accounting and has an ICD.D.

Eira M. Thomas
50

West Vancouver, British Columbia, Canada

Director from April 27, 2006 to present

Independent

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	6 of 6	100%

Environment, Health, Safety and Sustainable Development (Chair)	4 of 4	100%

Human Resources and Compensation	5 of 5	100%

Skills and Experience(1)	Annual General Meeting Voting Results		Other Public Company Boards

CEO Experience, Finance, Operations,	Year	Votes in Favour	Lucara Diamond Corp.
Project Management, Public Policy /	2018	98.45%
Government Relations, Strategy and	2017	98.81%
Economics, Human Resources and Compensation, EHS and Social Responsibility, Governance

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)

Fiscal Year	Common Shares(2)	DSUs(3)	Shares and DSUs	Shares and DSUs ($)(4)	Meets Target	Current Status

2018	4 000	93 705	97 705	3 725 492	Yes	4.7x

2017	4 000	85 936	89 936	4 150 546

2016	4 000	77 144	81 144	3 562 222

Eira Thomas is a Canadian geologist with over 20 years of experience in the Canadian diamond business. She is currently the chief executive officer and a director of Lucara Diamond Corp., a publicly traded diamond producing company. Previous roles include serving as chief executive officer and director of Kaminak Gold Corporation, vice president of Aber Resources, now Dominion Diamond Corp., and as founder and CEO of Stornoway Diamond Corp.

10  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Michael M. Wilson
67

Bragg Creek, Alberta, Canada

Director from February 3, 2014 to present

Independent

Suncor Board and Board Committees	Meeting Attendance

Board of Directors (Chair)	6 of 6	100%

Skills and Experience(1)	Annual General Meeting Voting Results		Other Public Company Boards

CEO Experience, Finance, Operations,	Year	Votes in Favour	Air Canada
Project Management, Marketing /	2018	99.71%	Celestica Inc.
Sales, Strategy and Economics,	2017	97.94%
Human Resources and Compensation, Governance

Common Shares and Share Units Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)

Fiscal Year	Common Shares(2)	DSUs(3)	Shares and DSUs	Shares and DSUs ($)(4)	Meets Target	Current Status

2018	10 000	57 163	67 163	2 560 925	Yes	1.8x

2017	10 000	43 698	53 698	2 478 163

2016	10 000	31 717	41 717	1 831 376

Michael Wilson is former president and chief executive officer of Agrium Inc., a retail supplier of agricultural products and services and a wholesale producer and marketer of agricultural nutrients, a position he held from 2003 until his retirement in 2013. Prior thereto, he served as executive vice president and chief operating officer. Mr. Wilson has significant experience in the petrochemical industry, serving as president of Methanex Corporation, and holding various positions with increasing responsibility in North America and Asia with Dow Chemical Company. Mr. Wilson has a bachelor's degree in chemical engineering from the University of Waterloo and currently serves on the boards of Air Canada and Celestica Inc.

(1)
See the Board of Directors Skills Matrix on Page B-3.

(2)
Reflects the number of Suncor common shares, excluding fractional amounts, beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31 of the year reported. Subsequent to December 31, 2018, Mr. Little acquired 467 common shares through Suncor's employee savings plan. As at February 22, 2019, there had been no other changes to the share ownership of the directors from December 31, 2018.

(3)
Reflects deferred share units (DSUs) granted to the directors. DSUs are not voting securities and exclude fractional amounts. DSUs were granted pursuant to the Suncor Deferred Share Unit Plan (the DSU Plan) and the closed Petro-Canada Deferred Stock Unit Plan (Non-Employee Directors of Petro-Canada) (the PCCDSU Plan). See "Board of Directors Compensation – Equity Based Compensation" and "Summary of Incentive Plans – Closed Plans".

(4)
Reflects the number of Suncor common shares and DSUs held by the director multiplied by the closing price on the Toronto Stock Exchange (the TSX) of a Suncor common share on the final trading day of the year reported (December 31, 2018 ($38.13), December 29, 2017 ($46.15) and December 30, 2016 ($43.90)).

(5)
Current status reflects the multiple of the share ownership target met by the director as at December 31, 2018. See "Board of Directors Compensation – Structure – Building Equity Ownership" for non-employee directors and "Compensation Discussion and Analysis – Our Approach to Executive Compensation – Executive Share Ownership Guidelines" for Mr. Little. Mr. MacDonald has five years from the date he joined the Board (July 23, 2018) to attain the required share ownership level.

(6)
Mr. Houston was appointed to the Board effective January 1, 2018. Accordingly, information as to 2017 annual general meeting voting results and DSU holdings as at December 31, 2017 is not applicable to him. Mr. MacDonald was appointed to the Board effective July 23, 2018. Accordingly, information as to prior annual general meeting voting results is not applicable to him.

(7)
Mr. Little is not currently a director of Suncor but is a member of management, currently serving as President and Chief Operating Officer. As Mr. Little is not currently a director, information as to prior annual general meeting voting results is not applicable to him.

(8)
Mr. Little holds stock options that were granted to him in his capacity as an executive officer of Suncor, as set forth in Schedule A.

(9)
Ms. McCaw served on the Petro-Canada Board of Directors from April 27, 2004 until Petro-Canada's amalgamation with Suncor.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  11

Cease Trade Orders, Bankruptcies, Penalties or Sanctions.  No proposed director is, as at the date hereof, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company (including Suncor) that (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in that capacity, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

No proposed director is, as at the date hereof, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Benson, a current and proposed director of Suncor, who was a director of Winalta Inc. (Winalta) when it obtained an order on April 26, 2010 from the Alberta Court of Queen's Bench providing for creditor protection under the Companies' Creditors Arrangement Act (Canada). A plan of arrangement for Winalta received court confirmation later that year, and Mr. Benson ceased to be a director of Winalta in May of 2013.

No proposed director has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

Management and the Board propose that KPMG LLP be appointed as Suncor's auditor until the close of the next annual meeting. In keeping with our commitment to best practices in corporate governance, Suncor completed a comprehensive tender process in 2018 for the selection of our auditor. Following the completion of this tender process, the Board (on the recommendation of the Audit Committee), approved the appointment of KPMG LLP as auditor effective March 1, 2019. PricewaterhouseCoopers LLP (PwC), the predecessor auditor, has notified Suncor that, at the request of Suncor, it would resign as auditor effective March 1, 2019. Additional documents related to the change in auditor, being the Change of Auditor Notice and the acknowledgments of that notice by PwC and KPMG LLP, are set out in Schedule F to this management proxy circular. There were no "reportable events" within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations. Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the appointment of KPMG LLP.

PwC was our auditor for the years ended December 31, 2017 and 2018 and the fees paid and payable to PwC are detailed below.

($ thousands)	2018	2017

Audit Fees	5 016	5 254

Tax Fees	—	—

Audit-Related Fees	449	415

All Other Fees	15	15

Total	5 480	5 684

12  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

The nature of each category of fees is as follows:

Audit Fees.  Audit Fees were paid, or are payable, for professional services rendered by the auditor for the audit of Suncor's annual financial statements, or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees.  Audit-Related Fees were paid for professional services rendered by the auditor for the review of quarterly financial statements and for the preparation of reports on specified procedures as they relate to audits of joint arrangements and attest services not required by statute or regulation.

All Other Fees.  All Other Fees were subscriptions to auditor-provided and supported tools.

All services described beside the captions "Audit Fees", "Audit-Related Fees" and "All Other Fees" were approved by the Audit Committee in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). None of the fees described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X under the Exchange Act. Further details respecting our auditor is provided in our AIF under the heading "Audit Committee Information".

Advisory Vote on Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that the Board has used to make executive compensation decisions.

We hope you will carefully review the "Letter to Shareholders" beginning on page 19 and our "Compensation Discussion and Analysis" beginning on page 21 before voting on this matter. We encourage any shareholder who has comments on our approach to executive compensation to forward these comments to the chair of the Human Resources and Compensation Committee (HR&CC) c/o the Corporate Secretary, Suncor Energy Inc., P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3. The "Compensation Discussion and Analysis" section discusses our compensation philosophy and approach to executive compensation, what our Named Executive Officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board on the recommendation of the HR&CC.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular of Suncor Energy Inc. delivered in advance of its 2019 annual meeting of shareholders."

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to compensation in the future, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of our engagement activities. Since instituting a vote on an advisory resolution on our approach to executive compensation in 2011, Suncor has received strong support from shareholders with an average of 93.48% of votes "for", including 94.26% of the votes cast in favour in 2018.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  13

BOARD OF DIRECTORS COMPENSATION

Philosophy and Approach

Philosophy.  Compensation of non-employee directors is intended to:

•
deliver an appropriate level of remuneration to enable Suncor to attract highly qualified individuals with the desired competencies, skills and attributes and the capability to meet the demanding responsibilities of Board members; and

•
provide a significant portion in equity (DSUs) to closely align non-employee directors' interests with shareholder interests.

Approach.  The Governance Committee reviews Board compensation levels periodically to ensure Suncor's approach to Board compensation is competitive at the median of the Suncor Compensation Peers (as defined below) and takes into account governance and best practice trends.

As part of this review, the Governance Committee engages Willis Towers Watson to validate benchmark compensation for non-employee directors and the Board chair and provide information on Board compensation governance and best practice trends. This information is used by the Governance Committee in determining the compensation components, mix and pay level for non-employee directors, including the Board chair, that is then recommended to the full Board for approval.

The total compensation structure for non-employee directors for 2018 consisted of annual retainers and an annual equity award provided in the form of DSUs. DSUs are notional units that have the same value as our common shares, and therefore have the same upside potential and downside risk. Non-employee directors are required to meet robust share ownership guidelines. DSUs, along with Suncor common shares, count towards meeting these guidelines.

Structure

Suncor's North American energy peers, identified on page 29 (the Suncor Compensation Peers), used for benchmarking Suncor's non-employee director and Board chair compensation structure are the same companies used for benchmarking senior executive compensation. Suncor's rank, as compared to the Suncor Compensation Peers, in relation to revenue, assets and market capitalization, is also provided on page 29. The following tables display the compensation structure for 2018 for all non-employee directors.

Compensation Structure Components for Non-Employee Directors (excluding Board chair)	($)

Retainer

Annual Retainer(1)	72 500

Annual Committee Chair Retainer:

Audit Committee	25 000

HR&CC	15 000

EHS&SD Committee and Governance Committee	10 000

Annual Committee Member Retainer:

Audit Committee	7 500

EHS&SD Committee, Governance Committee and HR&CC	5 000

Travel within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU target value(4)	217 500

14  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Compensation Structure for Board chair(5)	($)

Retainer

Annual Retainer(1)	250 000

Travel within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU target value(4)	280 000

(1)
Annual retainer is payable as elected by the non-employee director. Each year, a non-employee director may elect to receive his or her retainer in 100% cash, 50% cash and 50% DSUs or 100% DSUs. All non-employee directors must receive at least 50% of their annual retainer fee in DSUs until the share ownership guideline level has been met.

(2)
Provides for travel from residence within continental North America to attend Board, committee or orientation meetings.

(3)
Provides for travel from residence outside continental North America to attend Board, committee or orientation meetings.

(4)
The number of DSUs to be awarded in 2018 was set by the Board at the beginning of 2018 based on a target value for non-employee directors (other than the Board chair) of $217,500 (which equaled 4,950 DSUs) and the Board chair of $280,000 (which equaled 6,370 DSUs). DSUs are awarded in quarterly installments.

(5)
No other compensation was payable to the Board chair for 2018.

Looking Ahead to 2019:

At its meeting in November 2018, the Governance Committee recommended that the Board maintain the 2018 target total compensation for non-employee directors and the Board chair for 2019. The Board approved the recommendation.

Committee Membership.  The following table sets forth the current committee members, all of whom are non-employee and independent directors.

Committee Members	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC

Patricia M. Bedient	Chair	✓

Mel E. Benson		✓		✓

Dominic D'Alessandro	✓		Chair

John D. Gass			✓	Chair

Dennis M. Houston		✓		✓

Brian MacDonald	✓		✓

Maureen McCaw	✓		✓

Eira M. Thomas		Chair		✓

Building Equity Ownership.  Share ownership guidelines are one way non-employee directors demonstrate their commitment to Suncor's long-term success and alignment with shareholders. For 2018, share ownership guidelines were $1,400,000 for the Board chair and $800,000 for all other non-employee directors. The level of ownership must be attained by each director within five years of when he or she is first elected or appointed or from the date an increase in the share ownership guidelines is approved. Suncor common shares and DSUs count toward the share ownership guideline.

As at December 31, 2018, all non-employee directors, including the Board chair, have met or are on track to meet the share ownership guidelines.

Suncor periodically benchmarks its share ownership guideline levels to ensure they are in line with its peers.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  15

Total Compensation

Total Compensation Summary.  The following table provides information on the total compensation paid to the non-employee directors for the year ended December 31, 2018.

($)

Name(1)	Total Fees Paid	Share-Based Awards(2)	Total Compensation(3)

Patricia M. Bedient	108 500	228 836	337 336

Mel E. Benson	82 500	228 836	311 336

Jacynthe Côté(4)	82 417	182 894	265 311

Dominic D'Alessandro	94 500	228 836	323 336

John D. Gass	97 000	228 836	325 836

Dennis M. Houston	84 500	443 815	528 315

John R. Huff(4)	35 875	54 317	90 192

Brian MacDonald	45 500	361 108	406 608

Maureen McCaw	91 000	228 836	319 836

Michael W. O'Brien(4)	38 417	54 317	92 733

Eira M. Thomas	93 500	228 836	322 336

Michael M. Wilson	251 500	294 483	545 983

Total	1 105 209	2 763 950	3 869 158

(1)
Mr. Williams, Suncor's CEO, did not receive compensation for serving as a member of the Board. Please refer to page 45 for specifics of the compensation provided to Mr. Williams for the year ended December 31, 2018.

(2)
Share-based awards consist of DSUs which are determined annually and awarded in quarterly installments. Grant date fair market value is calculated based on the share price high and low average for the five trading days on the TSX immediately preceding the date of the quarterly award ($43.91, $52.96, $50.94 and $37.11, respectively). For Mr. MacDonald, the value used for the joining award was $50.94. DSUs cannot be redeemed by directors until they cease to hold office.

(3)
Suncor does not provide stock options, pension benefits, non-equity incentives or other compensation to non-employee directors.

(4)
Messrs. Huff and O'Brien retired from the Board on May 2, 2018 and Ms. Côté resigned from the Board on November 7, 2018.

Fees Paid.  The following table provides a detailed breakdown of the fees paid to our non-employee directors for the year ended December 31, 2018. Fees are paid quarterly.

($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Travel Fees	Total Fees Paid(1)	Fees Taken in DSUs	Fees Taken in Cash

Patricia M. Bedient	72 500	5 000	25 000	6 000	108 500	108 500	—

Mel E. Benson	72 500	10 000	—	—	82 500	—	82 500

Jacynthe Côté(2)	66 458	11 458	—	4 500	82 417	82 417	—

Dominic D'Alessandro	72 500	7 500	10 000	4 500	94 500	94 500	—

John D. Gass	72 500	5 000	15 000	4 500	97 000	48 500	48 500

Dennis M. Houston	72 500	7 500	—	4 500	84 500	42 250	42 250

John R. Huff(2)	30 208	4 167	—	1 500	35 875	35 875	—

Brian MacDonald	36 250	6 250	—	3 000	45 500	45 500	—

Maureen McCaw	72 500	12 500	—	6 000	91 000	45 500	45 500

Michael W. O'Brien(2)	30 208	5 208	—	3 000	38 417	—	38 417

Eira M. Thomas	72 500	5 000	10 000	6 000	93 500	—	93 500

Michael M. Wilson	250 000	—	—	1 500	251 500	251 500	—

Total	920 624	79 583	60 000	45 000	1 105 209	754 542	350 667

(1)
Amounts reflect aggregate value of fees paid in cash and/or DSUs.

(2)
Messrs. Huff and O'Brien retired from the Board on May 2, 2018 and Ms. Côté resigned from the Board on November 7, 2018.

16  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Equity Based Compensation

Annual DSU Grant.  Non-employee directors participate in Suncor's DSU Plan. When redeemed after leaving the Board, each DSU pays the holder the then current cash equivalent of the market price per share, as calculated in accordance with the DSU Plan.

DSUs are an important component of non-employee director compensation. They provide a stake in Suncor, promote greater alignment between directors and shareholders and are considered to be a preferred form of non-employee director equity compensation under governance best practices.

Under the DSU Plan, each non-employee director receives an annual DSU grant as part of his or her total compensation. The annual grant of DSUs is generally awarded in equal quarterly installments.

For each new non-employee director, the DSU Plan provides for a joining grant of DSUs equal to the annual grant for the year in which he or she is appointed to the Board. New non-employee directors who join the Board and any director who becomes Board chair during the year will receive a pro-rated annual DSU grant based on the date they join the Board or became Board chair, as applicable.

Each non-employee director, other than Messrs. Huff and O'Brien, who retired from the Board on May 2, 2018, Ms. Côté, who resigned from the Board on November 7, 2018 and Messrs. Houston and MacDonald, who were each appointed to the Board in 2018, received 4,950 DSUs in 2018. Messrs. Huff and O'Brien received 1,237 DSUs and Ms. Côté received 3,712 DSUs. Mr. Houston received 9,900 DSUs, comprised of a pro-rated annual grant and a joining grant, both of 4,950 DSUs. Mr. MacDonald received 7,425 DSUs, comprised of a pro-rated annual grant of 2,475 DSUs and a joining grant of 4,950 DSUs. In 2018, non-employee directors, including the Board chair, received an aggregate of 59,581 DSUs.

Fees Paid in DSUs.  Until share ownership guidelines for non-employee directors are met (see page 15 for details), non-employee directors receive one-half or, if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to the non-employee director's account on each payment date is equal to the number of Suncor common shares that could have been purchased based on the market value on the quarterly payment date based on the fees allocated to the director. On each dividend payment date for Suncor common shares, an additional number of DSUs, equivalent to the number of Suncor common shares that could have been acquired on that date by notional dividend reinvestment based on the market value, are credited to the non-employee directors' DSU accounts.

Redemption of DSUs.  DSUs may be redeemed when a non-employee director ceases to hold office, on a date elected by that director prior to November 30 of the calendar year following such cessation. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of the DSUs they hold commences on the first day of the calendar year following the year in which the non-employee director ceases to be a member of the Board, and ends on November 30 of that same year. However, no redemption will be permitted within the first six months following separation from service by a U.S. taxpayer who is considered a "specified employee". The cash payment at redemption is calculated by multiplying the number of DSUs by the then-current market value of a Suncor common share, as per the terms of the DSU Plan.

Stock Options.  In line with governance best practices, stock option grants to non-employee directors were discontinued effective January 1, 2009. There are no remaining stock options awarded prior to 2009.

Director Equity Compensation Hedging.  Pursuant to Suncor's policies, directors are not permitted to engage in short selling in Suncor common shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor common shares or other securities of Suncor held by the director.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  17

Share-Based Awards.  The following table provides information about share-based awards outstanding for our non-employee directors as at December 31, 2018 and provides the value vested in relation to share-based awards held by our non-employee directors during the year ended December 31, 2018.

Name	Value vested during the year(1) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(2) ($)

Patricia M. Bedient	228 836	1 141 002

Mel E. Benson	228 836	4 010 971

Jacynthe Côté(3)	182 894	1 447 148

Dominic D'Alessandro	228 836	3 486 493

John D. Gass	228 836	1 641 649

Dennis M. Houston	443 815	421 718

John R. Huff(3)	54 317	5 886 319

Brian MacDonald	361 108	325 859

Maureen McCaw	228 836	3 492 746

Michael W. O'Brien(3)	54 317	3 480 735

Eira M. Thomas	228 836	3 572 972

Michael M. Wilson	294 483	2 179 625

Total	2 763 950	31 087 237

(1)
Share-based awards consist of DSUs which are determined annually and awarded in quarterly installments. Grant date fair market value is calculated based on the share price high and low average for the five trading days immediately preceding the date of the quarterly award ($43.91, $52.96, $50.94 and $37.11, respectively). DSUs cannot be redeemed by non-employee directors until they cease to hold office.
(2)
Consists of fees taken in DSUs and annual awards of DSUs administered quarterly, all issued under the DSU Plan and the closed PCCDSU Plan. DSUs vest immediately upon grant and are the only share-based awards that are granted to non-employee directors. As a result, all share-based awards held by non-employee directors have vested but cannot be redeemed until they cease to hold office. Value is calculated based on the closing price on the TSX of a Suncor common share on December 31, 2018 ($38.13).
(3)
Messrs. Huff and O'Brien retired from the Board on May 2, 2018 and Ms. Côté resigned on November 7, 2018.

Director Value at Risk.  The following table provides the aggregate equity holdings of current non-employee directors for the years ended December 31, 2017 and 2018 as well as the net change during 2018 and the total value at risk as at December 31, 2018.

	December 31, 2017			December 31, 2018			Net Change During 2018

Name	Shares	Share- based awards(1)	Options(2)	Shares	Share- based awards(1)	Options	Shares	Share- based awards(3)	Options	Total value at risk(4) ($)

Patricia M. Bedient	—	21 793	—	—	29 924	—	—	8 131	—	1 141 002

Mel E. Benson	17 548	97 067	4 000	17 548	105 192	—	—	8 125	(4 000)	4 680 076

Dominic D'Alessandro	40 000	81 692	—	70 000	91 437	—	30 000	9 745	—	6 155 593

John D. Gass	6 698	35 809	—	6 698	43 054	—	—	7 245	—	1 897 044

Dennis M. Houston	5 600	—	—	18 600	11 060	—	13 000	11 060	—	1 130 936

Brian P. MacDonald	—	—	—	5 000	8 546	—	5 000	8 546	—	516 509

Maureen McCaw	5 936	82 916	—	6 108	91 601	—	172	8 685	—	3 725 644

Eira M. Thomas	4 000	85 936	4 000	4 000	93 705	—	—	7 769	(4 000)	3 725 492

Michael M. Wilson	10 000	43 698	—	10 000	57 163	—	—	13 465	—	2 560 925

(1)
Includes DSUs issued under the DSU Plan and closed PCCDSU Plan.

(2)
Suncor discontinued grants of stock options to non-employee directors effective January 1, 2009.

(3)
Consists of DSUs issued under the DSU Plan.

(4)
Value of shares and DSUs is calculated based on the closing price on the TSX of a Suncor common share on December 31, 2018 ($38.13).

18  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

EXECUTIVE COMPENSATION

Letter to Shareholders

To Our Fellow Shareholders:

On behalf of the Human Resources and Compensation Committee (HR&CC) and the Board of Directors (Board) of Suncor Energy Inc. (Suncor), we are pleased to share the company's approach to senior executive compensation and how it aligns with company performance.

In the Compensation Discussion and Analysis section that follows, we share detailed information on our pay-for-performance philosophy, compensation programs, governance practices and compensation for our Named Executive Officers (NEOs).

Business Environment.  While a decrease in global inventory levels contributed to the improvement in commodity prices in the first half of 2018, the global market continued to demonstrate signs of volatility. This was particularly the case in Western Canada and specifically Alberta, where there was insufficient market access to move production, causing a significant widening in crude price differentials. In response, the Government of Alberta introduced a compulsory production curtailment program, which commenced in early 2019. Market access continues to be a significant factor for many companies which, unlike Suncor, have not been able to secure sufficient takeaway capacity.

Company Performance.  2018 was a busy year for Suncor as we worked diligently to execute on our strategic plan. We achieved the safe and successful ramp up of two major developments – Fort Hills and Hebron – and completed the purchase of additional interests in Syncrude, Fort Hills, the Rosebank project and the Fenja field. We also began implementing Autonomous Haul Systems at our operated mine sites and applied our operational excellence focus to support further integration with Syncrude to improve operational flexibility.

Our strong overall operational performance, optimized through our integrated model, allows Suncor to mitigate the impact of wider crude price differentials on our financial performance. Through integration, we have proven our ability to link our upstream oil sands operations with closely-tied refining and marketing assets. At the same time, our offshore business provides geographically diversified cash flow by selling into global markets. This distinct advantage has positioned Suncor to continue to build on our financial strength and deliver long-term shareholder value, as demonstrated in our fourth quarter results, which included the achievement of record Oil Sands production and Refining and Marketing crude throughput.

While it was a challenging year for the industry, as illustrated in the one year total shareholder return (TSR) performance charts to the right, Suncor continued to

TSR performance (%)

outperform the majority of the Suncor Compensation Peers (as defined on page 14) and the S&P/TSX Capped Energy Index in 2018. Suncor's three and five year TSR also significantly outperformed the majority of the Suncor Compensation Peers and the S&P/TSX Capped Energy Index. From 2014 to 2018, Suncor's positive TSR of 19%, is significantly above the negative 44.3% median of the Suncor Compensation Peers and the negative 41.8% of the S&P/TSX Capped Energy Index over the same time period.

Suncor's performance is a result of the effective execution of our business strategy and the capable stewardship of our experienced leadership team. More information on the performance of our NEOs can be found beginning on page 36.

Compensation Governance.  As a leading integrated energy company, it's critical that we attract and retain top executive talent. To ensure our programs are both attractive and competitive, we benchmark senior executive pay levels against a North American peer group of energy companies. Compensation programs and practices for our senior executives are reviewed regularly with the assistance of external consultants. The review process considers alignment with best practice, company and shareholder interests and competitive benchmarks.

For a fourth consecutive year, a decision was made to not increase the current total direct compensation structure for our executives. A review in 2018 found the structure continues to reinforce Suncor's business strategy, is market competitive, and is aligned with current best practices.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  19

Chief Executive Officer (CEO) pay.  Mr. Williams' total direct compensation was $14.5 million in 2018. His pay is consistent with Suncor's pay for performance philosophy and is an outcome of solid financial and operating performance under his leadership.

In 2018, 90% of the CEO's total direct compensation varied with performance and approximately 69% was provided in the form of mid- to long-term incentives, which continues to reinforce the linkage to relative and absolute share price performance.

As announced on November 14, 2018, Mr. Williams will retire from Suncor following the annual general meeting on May 2, 2019. During his time at Suncor he has demonstrated exceptional leadership as President and CEO. On behalf of the Board, it has been a privilege to work with Mr. Williams. He has not only been an exceptional leader for Suncor but for the industry, delivering significant value to shareholders over his time as President and CEO and positioning Suncor for long-term success.

Compensation Approach for the New President and CEO.  Through our succession planning process, the Board has stewarded the CEO transition and the current President and Chief Operating Officer Mark Little will become President and CEO on May 2, 2019. The HR&CC, working with the Board, has determined compensation for Mr. Little in 2019 taking into account his transition to CEO. Mr. Little will receive increases in his base salary, annual incentive target and mid- to long-term incentives during 2019 and in line with his appointment. These compensation changes will position him at an appropriate level as the new President and CEO based on the median level of total direct compensation for Suncor's North American energy peers.

Aligning with Shareholder Interests.  Our equity-based and performance-contingent incentive programs form the largest components of total direct compensation for our NEOs, which ensures that the value they receive is aligned with the interests of our shareholders. The assessment of realizable CEO pay relative to Suncor's peers can be found on page 23 and confirms that, over the past three years, Suncor's strong TSR performance is aligned to realizable pay. Our absolute analysis indicates that CEO realizable pay since 2014 is 8.4% above pay opportunity as a result of superior financial and share price performance as detailed on page 42.

The Board seeks to be transparent and responsive to shareholders and views engagement as an important part of our success. As a result of our engagement, decisions were made to add Return on Capital Employed (ROCE) as a second measure to the performance share unit plan and to further sharpen the focus of our annual incentive plan to reinforce safety, sustainability, base business and growth.

Looking Ahead.  The collective strength of our effective senior leadership team and our dedicated employees gives us reason to be optimistic. Together, they're focused on producing strong results and the execution of our strategy to consistently deliver shareholder value.

Your Board, with the support of the HR&CC, is committed to ensuring that Suncor's senior executive compensation continues to align with our shareholders' interests and supports the company's competitiveness and future success.

We welcome shareholder feedback on our business operations, policies and practices, including executive compensation.

Sincerely,

John D. Gass Chair of the Human Resources and Compensation Committee	Michael M. Wilson Chair of the Board

20  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

COMPENSATION DISCUSSION AND ANALYSIS

2018 Named Executive Officers

The persons (the Named Executive Officers or NEOs) who are the focus of the Compensation Discussion and Analysis and who appear in the compensation tables are:

STEVEN W. WILLIAMS	S.W. WILLIAMS	CHIEF EXECUTIVE OFFICER(1)

ALISTER COWAN	A. COWAN	EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

MARK S. LITTLE	M.S. LITTLE	PRESIDENT AND CHIEF OPERATING OFFICER(1)

MICHAEL R. MACSWEEN	M.R. MACSWEEN	EXECUTIVE VICE PRESIDENT, UPSTREAM

STEPHEN D.L. REYNISH	S.D.L. REYNISH	EXECUTIVE VICE PRESIDENT, STRATEGY & OPERATIONS SERVICES

(1)
Effective November 14, 2018, Mr. Williams retired from the position of President and Mr. Little was appointed President.

Pay and Performance Overview

Suncor's executive compensation programs are designed to align the interests of our executives with shareholders, rewarding executives for delivering annual and longer term results and building sustainable shareholder value.

Our business is linked to the commodity cycle with significant long-term capital investments. It requires focus on profitable growth, achieved through capital discipline and reliable operations that are conducted in a safe and environmentally and socially responsible way.

The following information provides an overview of some key points regarding pay and performance at Suncor.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  21

Focusing on Performance.  We look at performance from a number of important perspectives with the intention of aligning short-term financial and operational metrics with long-term shareholder value creation:

Financial Results	Value Drivers	Leadership	Shareholder Value

FFO(1) ROCE(1)	Safety Sustainability Base Business Growth	Personal performance, which includes the successful execution of operational and capital plans.	Relative total shareholder return (TSR) through our performance share unit (PSU) plan (PSU Plan). Absolute share price appreciation through stock options.

(1)
FFO and ROCE are non-GAAP measures. See the "Advisories" section.

How Total Direct Compensation (TDC) is Delivered.

Component	Performance Orientation	Time Frame

Salary	Reflects the market competitive value of the role versus peers. Salary increases reflect performance demonstrated on the job.	Annual review with adjustments as appropriate

Annual Incentive	Aligns with financial and operational performance objectives. Reflects a combination of corporate, business unit and personal performance.	Short-term Annual performance

PSUs	Rewards relative share price performance. Fully at-risk with a 0% to 200% of target payout	Mid-term Three-year rolling performance cycles

Stock Options	Rewards absolute share price performance. Only delivers value if share price appreciates over the grant price.	Long-term Seven-year term Vest over three years

22  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Pay Alignment to Total Shareholder Return.  Suncor has a long-standing pay-for-performance philosophy that is reflected in the design of our programs. A significant portion of the NEOs' total direct compensation is contingent upon Suncor's financial results, operating results and share price performance. The alignment of our pay programs with performance over short- and mid- to long-term periods is regularly reviewed, with the aim of ensuring that our short-term actions lead to long-term increases in shareholder value.

In reviewing alignment of our pay programs with performance we look at two different perspectives: pay opportunity and realizable pay.

Pay Opportunity	Realizable Pay

Static numbers reported in the Summary Compensation Table for total direct compensation in 2016 and 2017 and estimated pay for 2018.
It does not reflect the impact of share price on the ultimate value received through equity awards.	Dynamic numbers that capture total direct compensation reflecting the value of outstanding equity awards as at December 31, 2018.
The values ultimately received could be lower or higher than those in the Summary Compensation Table depending on future performance.

The following charts demonstrate the alignment between Suncor's CEO's pay and TSR over the past three years for his pay opportunity and realizable pay relative to the chief executive officers of the Suncor Compensation Peers.

Suncor's CEO's pay opportunity and realizable pay is positioned in the upper right of the charts below, within the zone of reasonable alignment, indicating the company had strong relative TSR performance that is aligned to its relative pay. Suncor's TSR performance was in the third quartile of the peer group over the three year period, while three peers had a higher pay opportunity and four peers had a higher realizable pay.

Pay Opportunity(1)	Realizable Pay(2)

(1)
Data used for the Pay Opportunity chart for the Suncor Compensation Peers is based on information extracted from 2016-2018 public disclosure filings. For Suncor Compensation Peers, 2016 and 2017 amounts are actuals. The 2018 pay opportunity amounts reflect actual 2018 salaries where disclosed as compiled by Willis Towers Watson (otherwise salaries are at 2017 amounts aged by 2.5% to 2018 levels; 2018 bonuses are estimated based on the 2017 actual bonus with a salary increase of 2.5% to 2018 levels; and 2018 equity awards are actual amounts from public disclosure for 14 of the Suncor Compensation Peers, and for the remaining two, where actual 2018 equity award data was not available, an estimate was used based on past equity awards.
(2)
Data used for the Realizable Pay chart for the Suncor Compensation Peers is the same as for Pay Opportunity for base salaries and bonuses; the equity award amounts are based on the equity award data used in the Pay Opportunity analysis with the values for the options equal to the "in-the-money" value based on the December 31, 2018 share price for each Suncor Compensation Peer. PSU amounts assume target payouts and a December 31, 2018 share price for each Suncor Compensation Peer.
(3)
TSR ranking based on three-year TSR.

CEO Pay Multiple of Median Peer Group Pay.  We also look at the pay opportunity for the CEO as a multiple of the median pay opportunity of the Suncor Compensation Peers. The 2018 pay for the CEO compared to the pay opportunity for the Suncor Compensation Peers based on current data is at a multiple of 1.2 times the median with the majority of the difference in mid- to long-term performance contingent pay. The HR&CC believes there is no excessive pay disparity between Suncor's CEO and market pay, given Suncor's relative size and performance versus peers. The pay multiple is well within the acceptable range based on best practices recommended by institutional investors and governance organizations.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  23

CEO Pay at a Glance.  As displayed in the corresponding chart, Mr. Williams' actual 2018 total direct compensation, as indicated in the summary compensation table, is approximately 44% higher than Suncor's total direct compensation structure for the CEO role which is targeted at the median of the Suncor Compensation Peers. The 2018 actual compensation level reflects Mr. Williams' ongoing leadership and personal performance for the past year as assessed by the Board and the corporate and business unit results for 2018. For more information on Mr. Williams' performance and compensation in 2018, see page 36.

Pay Programs Are Supported By Key Governance Practices.  Suncor has implemented and maintains a number of key executive compensation governance practices which we believe are consistent with best practices, support our business objectives and align with shareholder interests.

Key Practices

✓	Our HR&CC is comprised entirely of independent directors

✓	The HR&CC engages an independent executive compensation advisor that does not provide other services to Suncor

✓	Maintain minimum share ownership guidelines including 6 times salary for the CEO, 4 times salary for the President and Chief Operating Officer and 3 times salary for Executive Vice Presidents

✓	Have a claw back policy

✓	Conduct a compensation program risk assessment annually

✓	Benchmark senior executive target pay against a relevant North American industry peer group

✓	Have a post-retirement share ownership hold period for the CEO

✓	Provide at least 50% of mid- to long-term incentive compensation through PSUs

✓	Have no termination payments in excess of 2 times cash pay

✓	Have double trigger change of control provisions for equity awards

✓	Have vesting requirements and service and earnings caps on the Suncor Energy Supplemental Executive Retirement Plan (SERP)

✓	Have significant performance contingent pay for the CEO with over 85% of pay at risk

✓	Have a robust target setting process

✓	Annual incentive plan (AIP) and PSU Plan include threshold performance levels and payout caps

✓	Have an AIP deferral program that allows executives to take a portion or all of their annual incentive payment in DSUs

✓	No option re-pricing

✓	No loans are provided to executives

✓	Have a no hedging policy for common shares and other Suncor securities held by an executive

✓	No excessive perquisites are provided

24  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Compensation Governance

Board of Directors.  The Board oversees development of the overall strategic direction and policy framework for Suncor. This responsibility, in part, is discharged with the assistance of Board committees, including the HR&CC. Further details relating to Board committees can be found in Schedule B.

Human Resources & Compensation Committee.  Central to the role of the HR&CC is aligning executive compensation with the delivery of shareholder value. The role and operation of the HR&CC under its mandate include assisting the Board annually in the areas of executive compensation, succession planning, incentive compensation plans and compensation governance. Key objectives in these areas include:

•
reviewing and approving the overall corporate goals and objectives of Suncor relevant to compensation of the CEO, and ensuring that the overall goals and objectives of Suncor are supported by an appropriate executive compensation philosophy and programs;

•
evaluating the performance of the CEO against approved goals and criteria, and recommending to the Board the total compensation for the CEO in light of that performance;

•
reviewing the CEO's evaluation of the other senior executives' performance and his recommendations for total compensation of these senior executives;

•
reviewing the succession planning process and results for senior executive roles;

•
reviewing NEO and other senior executive termination agreements and NEO termination obligations in relation to market practices and trends;

•
reviewing compensation programs using a risk assessment framework to help ensure Suncor's compensation programs and practices do not encourage the taking of excessive or inappropriate risks;

•
reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, design, legal, regulatory and risk implications and the pay-for-performance relationship for variable pay; and

•
reviewing and recommending executive compensation disclosure to the Board for approval before Suncor publicly discloses this information.

The HR&CC fulfilled its mandate, as summarized in this section, in 2018.

All HR&CC members are independent directors. The HR&CC is currently comprised of the following members: John D. Gass (chair), Mel E. Benson, Dennis M. Houston and Eira M. Thomas.

The HR&CC members have experience in leadership roles involving EHS and social responsibility, strong knowledge of the energy industry (three of four with an energy industry background), a mix of functional experience and competency, and tenure as directors of various public companies. This background provides the HR&CC with the collective experience, skills and qualities to effectively support the Board in carrying out its mandate. Further information on the HR&CC committee member experience and skills is provided in the inventory of Board member capabilities and competencies on page B-3 of Schedule B.

Executive Compensation Consultants.  Willis Towers Watson provides advice to the HR&CC, supports management in the area of executive compensation and provides services in other human resources areas, including pensions. Willis Towers Watson has protocols in place to ensure that they are in a position to provide independent advice. Willis Towers Watson was originally retained in February 2006.

Meridian Compensation Partners (Meridian) is directly retained by the HR&CC as its independent advisor. Meridian was originally retained by the HR&CC in February 2010.

Willis Towers Watson provides the HR&CC consulting support and information in the following areas:

•
expertise and advice in the development of compensation policies and programs for executives and the Board;

•
periodic updates on best practices, trends and emerging regulatory or governance matters related to executive compensation;

•
custom survey work benchmarking Suncor compensation in the marketplace; and

•
support in conducting an annual risk assessment of Suncor's compensation policies and programs.

Meridian's role is to review and provide advice to the HR&CC on analysis and recommendations put forward by management and Willis Towers Watson. As the HR&CC's independent advisor, Meridian:

•
provides executive compensation advice and perspective to the HR&CC;

•
validates or challenges proposals, recommendations and the decision process followed; and

•
helps develop proposals and information for the HR&CC as needed.

The decisions made by the HR&CC may reflect factors and considerations other than as provided or recommended by our executive compensation consultants. During 2018, Willis Towers Watson and Meridian met with the HR&CC chair and attended relevant sections of HR&CC meetings, as necessary.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  25

Executive Compensation-Related Fees

Executive compensation-related fees paid by Suncor in 2018 and 2017 to Willis Towers Watson and Meridian are displayed in the table below.

Executive Compensation Consultant	Fees Paid related to 2018 ($)	Fees Paid related to 2017 ($)

Willis Towers Watson	234 080	273 040

Meridian	53 268	19 136

All Other Fees

Willis Towers Watson's Human Capital and Benefits practice also assisted in certain matters related to pension and benefits, including, but not limited to, actuarial and accounting services. Total fees payable to Willis Towers Watson for the foregoing services were $1,540,478 in 2018 and $1,952,477 in 2017. In addition, Willis Towers Watson provides broking and corporate risk services, as well as other general management consulting services, which are separate and distinct from the Willis Towers Watson Human Capital and Benefits consulting. Total fees payable to Willis Towers Watson for these services were $825,000 in 2018 and $1,091,054 in 2017. Other than the fees disclosed above, no other fees were paid by Suncor to Meridian in 2018 and 2017.

The HR&CC pre-approves all material executive compensation-related fees paid to Willis Towers Watson and Meridian. The HR&CC does not pre-approve services provided by Willis Towers Watson that do not relate to executive compensation-related services.

Managing Compensation Risk.  Suncor's executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the energy business by its nature requires some level of risk taking to achieve returns in line with shareholder expectations, Suncor structures compensation plans and programs and maintains guidelines and policies which it believes limit excessive risk. Key oversight procedures and risk mitigating features to support managing compensation risk are outlined below.

26  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Oversight Procedures

•     Suncor's strategic plan, as reviewed by the Board, balances investment risk and reward, and assesses company and industry risks in advance to support planning, risk management and decision making.

•     Suncor uses tools including an Enterprise Risk Management System, Operational Excellence Management System and Trading Risk Management Policy to identify and manage risk.

• In the normal course of business, Suncor has financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestiture decisions and marketing and trading transactions. These financial controls mitigate inappropriate risk taking.	• The HR&CC uses a compensation program risk assessment framework in assessing Suncor's compensation policies and programs to determine whether any components could encourage unacceptable or excessive risk taking.

•     The elements of the compensation risk assessment framework are categorized in four areas: pay philosophy and compensation structure, plan designs, performance metrics and governance.

• The HR&CC reviews the results of the compensation program risk assessment annually to take into account and consider any significant shifts in Suncor's business strategies or compensation policies and programs. From its review in 2018 the HR&CC concluded that Suncor's compensation policies and programs do not encourage excessive risk that could have a material adverse effect on Suncor.

Key Risk Mitigating Features

Plan and Program Design

•     Total direct compensation for executives provides a balance between base salary and variable performance contingent compensation. For our NEOs, emphasis is not focused on one compensation component, but is spread across annual, mid- and long-term programs to support and balance sustained short-term performance and long-term profitability.

•     For our NEOs, typically 80% or more of their target total direct compensation is variable based on company, business unit and personal performance and the remaining 20% or less is base salary. Of the 80% or more of variable compensation, approximately 80% or more is mid- and long-term focused and approximately 20% or less is short-term focused. The strong weighting towards mid- to long-term compensation mitigates the risk of undue emphasis on short-term goals at the expense of long-term sustainable performance.

•     Annual grants of stock options vest over three years and have a seven-year term, reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

•     Our mid-term PSU Plan rewards relative TSR performance over three years versus our PSU peer group of companies, as described on page 53. Annual awards and overlapping three year performance periods deter short-term focused decision making and require sustained performance to achieve a payout.

• For PSU grants, there is no payout if relative TSR performance is in the bottom grouping of companies, a payout cap of 200% of target when relative TSR performance is in the top company grouping of the peer group and a sliding scale of payout levels based on each company grouping in between.	• The AIP for all salaried employees is inherently designed to limit risk. Short-term incentive pay is earned based on achievement against a balanced and diversified mix of performance measures. The measures include both financial and operating performance targets. This balanced approach discourages focus on a single measure at the expense of other key factors (e.g., profitable growth at the expense of safety). This design diversifies the risk under any one performance area.

•     AIP targets, results and payouts are stress tested and reviewed by the HR&CC.

•     The funds to provide for annual cash payouts under the AIP are determined based on key corporate measures and a scorecard for each business unit with consistent measurement across areas critical to Suncor's success.

•     A performance threshold for payouts under the AIP is established each year. For 2018, the threshold was based on achievement of a minimum FFO level requirement.

• Under the DSU Plan, executives may elect annually to allocate 25% to 100% of their AIP payment to DSUs. This feature in the DSU Plan is used by executives to assist in meeting share ownership requirements and defers annual incentive compensation, further encouraging a focus on long-term performance. For the 2018 performance period, three of the NEOs elected to take a portion of their AIP payment in DSUs.

Policies and Guidelines

•     Suncor's total compensation for executives is regularly benchmarked against a peer group of companies of similar size and business scope approved by the HR&CC. This ensures that compensation is competitive with peers and aligned with Suncor's philosophy.

•     Suncor executives must achieve and maintain specific share ownership levels based on a multiple of their annual salary. A substantial share ownership level assists in aligning executive interests with those of shareholders. The share ownership guidelines for NEOs are found on page 30.

• The CEO must maintain his share ownership requirement level through the first year following retirement.	• The HR&CC and the Board provide strong oversight of the management of Suncor's compensation programs. The HR&CC has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events and has used this discretion to reduce or increase payouts under certain programs in the past.

•     Claw back policy allows the Board to seek reimbursement of incentive compensation under certain situations involving a material restatement of all or a portion of the company's financial statement and misconduct.

• Executives are not permitted to engage in short selling in Suncor shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor's common shares or other Suncor securities held by an executive.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  27

Conclusion

Given the oversight procedures and the key risk mitigation features of Suncor's compensation policies and programs described above, the HR&CC does not believe that there are any identified risks arising from the company's compensation policies and practices that are reasonably likely to have a material adverse impact on the company.

Our Approach to Executive Compensation

Pay-for-Performance Philosophy.  Suncor maintains a strong pay-for-performance philosophy that is demonstrated in the mix of compensation provided to executives and the way we measure success. Compensation plans and practices are tied closely to our strategy, performance, talent and risk management business objectives.

A significant portion of the total direct compensation of our senior executives is provided in variable performance contingent pay designed to reward superior business performance and increasing shareholder returns. This approach reinforces our pay philosophy and ensures alignment with shareholder interests. Incentive-based pay is designed to reward successful short-, medium- and long-term performance in key areas. These areas include safety, sustainability, base business and growth, FFO, ROCE, relative share price performance, absolute share price performance and leveraging our integrated strategy, all of which enable results that are important to our shareholders.

Achieving the Right Balance.  To deliver sustained and profitable long-term performance, it is essential that Suncor attracts, engages and retains talented, capable executives who can execute on current priorities and help position Suncor over the long-term for sustained success. To do this, programs are designed to provide an attractive and competitive total compensation opportunity. Suncor believes it provides the right balance in its overall rewards program to achieve this through "total direct compensation", consisting of salary, annual incentive, mid- and long-term equity-based incentives, and "indirect compensation", consisting of benefits and retirement-related programs. These programs are complemented with excellent career development opportunities and careful succession planning.

Defining Our Marketplace.  Our senior executives are responsible for managing a large, global enterprise with multiple operating units and significant capital expenditures.

As the largest integrated energy company in Canada and fourth largest in North America by market capitalization at December 31, 2018, size and business scope are key criteria in defining the marketplace and peer companies used to establish competitive compensation levels for our senior executives. This means we must look beyond Canadian energy companies and include U.S. energy companies in our peer group in order to capture a sufficient number of companies of comparable size and complexity.

The peer group used to benchmark compensation levels for Suncor's senior executives in 2018, including the NEOs identified on page 21, is approved by the HR&CC. The peer group and selection criteria are regularly reviewed by the HR&CC and include energy sector specific companies, financial and operational comparability, nature and scope of operations and represent a primary market for executive talent.

Our peer group for 2018 is comprised of the 16 North American based energy companies listed below and provides a robust sample to ensure that compensation changes made by a single company do not unduly influence benchmark data. In Canada, we include pipeline companies, since there are fewer comparable large upstream and integrated energy companies and because pipeline companies form part of our competitive labour market. In the U.S., where there are many more large upstream and integrated companies, we limit the peer companies to comparable upstream and integrated energy companies.

28  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

For our NEOs and other senior executives, Suncor's 2018 total direct compensation structure is targeted at the median of the Suncor Compensation Peers, which are identified below. The same peer group is used for benchmarking director compensation.

Canada	U.S.
Canadian Natural Resources Limited (CNQ)	Anadarko Petroleum Corporation (APC)
Cenovus Energy Inc. (CVE)	Apache Corporation (APA)
Enbridge Inc. (ENB)	Chesapeake Energy Corporation (CHK)
Encana Corporation (ECA)	Chevron Corporation (CVX)
Husky Energy Inc. (HSE)	ConocoPhillips (COP)
Imperial Oil Limited (IMO)	Devon Energy Corporation (DVN)
TransCanada Corporation (TRP)	EOG Resources Inc. (EOG)
Hess Corporation (HES)
Marathon Oil Corporation (MRO)

A similar peer group of companies is used in determining the relative TSR performance for our PSU grants as described on page 53. Differences in the two peer groups reflect the specific purpose of each group (i.e., benchmarking of executive pay versus comparing company shareholder return performance).

Suncor ranks as one of the largest companies, as compared to the Suncor Compensation Peers, in relation to revenues, market capitalization and assets.

The chart below shows Suncor's ranking as compared to the Suncor Compensation Peers.

(1)
Percentile rank for Revenue and Assets is based on information reported for the nine months ended September 30, 2018 and as at September 30, 2018, respectively. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2018.

(2)
Percentile rank for Market Capitalization is based on information reported as of December 31, 2018. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2018.

Looking Ahead to 2019:

The HR&CC approved an amendment to the Suncor Compensation Peers following its annual review of the peer group companies. Effective in 2019, Chesapeake Energy Corporation will be removed from the Suncor Compensation Peers and replaced by Occidental Petroleum Corporation. This amendment is in line with our peer group selection criteria and ensures that the peer group continues to represent comparable organizations.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  29

Executive Share Ownership Guidelines.  Suncor strongly believes that executives' interests should be aligned with the interests of Suncor's shareholders. One of the key ways we reinforce this is by requiring executives to have personal holdings in Suncor common shares or share equivalents equal to a multiple of their annual base salary.

The share ownership guidelines for our executives are reviewed periodically to ensure they continue to be market competitive and consistent with good governance practice. These guidelines visibly demonstrate alignment of executives' interests with those of Suncor's shareholders and are supported by market data.

2018 and 2019 Guidelines.  The share ownership guideline level must be achieved by the end of the fifth year after appointment to an executive position or promotion to a more senior executive position. On promotion to a more senior executive position, the prior guideline level must be maintained at the new base salary level.

Only Suncor common shares and DSUs count toward fulfillment of the guidelines; PSUs, restricted share units (RSUs) and stock options do not. Where share ownership guidelines have not been met within the prescribed period, executives must use the cash payout from their annual incentive award, a current vested PSU grant payout, or other cash resources to immediately satisfy any shortfall to the current share ownership guideline for their level.

The share ownership guidelines for 2018 remained competitive with the Suncor Compensation Peers and no changes have been made for 2019.

The following table sets forth the compliance of each NEO with the share ownership guidelines as a multiple of annual salary as at December 31, 2018. All NEOs are in compliance with their current share ownership guideline.

Holdings(2)
NEO	Executive Share Ownership Guideline Level	Compliance Date for achieving Guideline Level	Current Requirement at December 31, 2018(1)	Shares	DSUs	Holding Value ($)	Multiple of Annual Salary held in Shares and DSUs

S.W. WILLIAMS	6 ×	December 31, 2020	5 ×	470 864	46 791	19 738 170	13.4 ×

A. COWAN(3)	3 ×	December 31, 2019	N/A	57 973	47 538	4 023 126	6.3 ×

M.S. LITTLE(4)	4 ×	December 31, 2021	3 ×	55 744	56 285	4 271 649	4.1 ×

M.R. MACSWEEN	3 ×	December 31, 2017	3 ×	39 378	64 349	3 955 106	6.6 ×

S.D.L. REYNISH	3 ×	December 31, 2017	3 ×	16 707	57 700	2 837 129	4.7 ×

(1)
The current requirement level, where indicated, reflects the share ownership level that must be maintained until the compliance date, based on the NEO's position prior to promotion to their current role.

(2)
The holdings shown in the foregoing table for Suncor common shares and DSUs are rounded for display purposes.

(3)
Mr. Cowan commenced employment with Suncor on July 21, 2014. Accordingly, his compliance date is December 31, 2019.

(4)
Mr. Little's share ownership guideline level remained at 4x annual salary, with a compliance date of December 31, 2021, effective with his previous appointment to the position of President, Upstream.

CEO Hold Requirement.  The CEO must maintain his share ownership level for one year following his retirement, which aligns with current good governance practices and shareholder interests.

Total Direct Compensation Components.  Total direct compensation, made up of base salary, an annual incentive and mid- to long-term incentives, is designed to reward short-term results and achievement of sustained longer-term performance in key business areas that enable the operational and financial results important to our shareholders.

Incentive or variable performance contingent compensation represents a significant portion of total direct compensation for senior executives. The percentage of variable performance contingent total direct compensation increases with greater levels of responsibility. The following chart outlines the elements of total direct compensation, as well as other compensation and benefit related elements.

30  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

(1)
For the leader of a business unit, the 50% Business Unit component is based on 30% of the leader's business unit performance and 70% of the weighted average performance of all four business units of Suncor. This reinforces alignment to Suncor's integrated strategy and reflects the important role collaboration plays in delivering sustained company performance. For the CEO and executives in corporate functions, the 50% is based on the weighted average performance of all four business units of Suncor. 2018 business units for the purpose of AIP are as follows: Oil Sands & In Situ; Exploration & Production (E&P); Downstream; and Fort Hills.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  31

Key LTI Plan Terms.  Suncor's business involves strategic investments over long periods of time. With stock options and PSUs as key elements of long-term incentive (LTI) compensation, NEOs are fully aligned with the economic interests of our shareholders over a medium- and long-term horizon, are significantly leveraged to Suncor's share price performance from an ultimate compensation standpoint and are rewarded based on a balance between relative TSR performance (PSUs) and absolute share price performance (stock options). The following table provides the key LTI plan features for equity awards provided to the NEOs and other executives as part of their competitive compensation.

	Performance Share Units (PSUs)	Stock Options

Term	Three years	Seven years

Description	Share units with a value that mirrors common shares and a performance condition that determines the vesting level (between 0% and 200% of grant)	Options to acquire common shares

Frequency	Granted annually	Granted annually

Performance Condition	TSR performance relative to peers	Value is only realized when the common share price exceeds the exercise price

Vesting	After a three year performance period Vesting level is subject to performance condition achievement and HR&CC approval	1/3 vest each year starting on January 1 of the year following the annual grant and are based on the share price at the time of grant

Payout	Paid out in cash following the end of the three year performance period based on units held, vesting level and market value of a common share	On exercise, acquire common shares at the price determined at the time of grant

Employment Termination(1)	Resignation – share units are cancelled Involuntary Termination – share units are cancelled Retirement – share units are held to end of the performance period and paid out based on vesting level
Resignation – unvested options are cancelled; vested options may be exercised for up to the earlier of three months or expiry
Involuntary Termination – unvested options are cancelled; vested options may be exercised for up to the earlier of three months or expiry
Retirement – unvested options vest immediately and all options held may be exercised up to the earlier of three years or expiry

(1)
For NEOs, certain terms and conditions may vary per their employment termination agreement.

Executive Equity Compensation Hedging.  Pursuant to Suncor's policies, executives are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor's common shares or other Suncor securities held by an executive.

32  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Compensation of the Named Executive Officers

Compensation Decision-Making.  The compensation of the CEO and the other NEOs is determined through a structured annual process followed by the HR&CC to ensure it aligns with shareholder interests, rewards executives for performance achieved and enables Suncor to attract and retain talented executives.

The steps below illustrate the performance and compensation planning process which includes consideration of market information, governance practices, trends and advice from our executive compensation consultants.

Step 1:   Review pay philosophy, peer group and program design. Benchmark compensation levels and assess trends. Determine pay mix, pay at risk and establish the compensation structure for the upcoming year.

Step 2:   Review and approve corporate and business unit goals and metrics and CEO personal goals. Review and approve annual and longer term compensation program results. Review disclosure of prior year compensation decisions and program results.

Step 3:   Monitor company progress and evaluate in-year performance under compensation programs.

Step 4:   Evaluate company and CEO performance and determine compensation that will be recommended to the Board. Review compensation for other senior executives.

2018 Total Direct Compensation.  The 2018 base salary, annual incentive and long-term incentive awards for each NEO are covered in the tables that follow in this section. Information on Suncor's AIP and performance in 2018 is provided on pages 33 to 35. Details on each NEO's performance, and their total direct compensation for 2016 to 2018 are provided on pages 36 to 40.

Base Salary.  During 2018, NEO base salaries were increased by the percentages displayed in the following table. The increases reflect their demonstrated capabilities and ensure that their base salaries are competitive with the market for their positions. Mr. Little's increase in 2018 was associated with his appointment of the President position on November 14, 2018. This pay increase aligns to the significant expansion in the scope and responsibilities of Mr. Little's new portfolio and with market levels for similarly complex roles among the Suncor Compensation Peers.

	Base Salary 2018 ($)	Increase from 2017 (%)	Base Salary 2017 ($)

S.W. WILLIAMS	1 475 000	3.5	1 425 000

A. COWAN	635 000	1.6	625 000

M.S. LITTLE	1 050 000	16.7	900 000

M.R. MACSWEEN	600 000	7.1	560 000

S.D.L. REYNISH	600 000	5.3	570 000

Annual Incentive Plan (AIP).  Suncor's AIP rewards our NEOs and other AIP participants based on performance achieved versus the measures and targets approved for the corporate and business unit components and the annual goals approved for the individual component.

The chart to the right displays the weight for each of the AIP performance components and provides a further breakdown of the business unit component of AIP showing the guideline weight for each value driver. Awards under the AIP are determined based on the combination of the weighted performance for the components.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  33

The AIP calculation and targets for the 2018 performance period are as follows:

Corporate component:  The 30% corporate component is comprised of two key corporate-wide financial measures, 20% FFO and 10% ROCE, which Suncor believes are important indicators of the company's financial strength and profitability. Target performance for the corporate component of the AIP represents levels of FFO and ROCE that are determined based on key influencers such as production guidance, capital and operating costs, and the budgeted price for Brent crude, among others.

In 2018, performance on the key corporate measures (FFO & ROCE) was above target. The table below shows the level of performance needed to achieve the minimum, target and maximum payouts established for each financial goal, as well as the actual 2018 results, highlights and payout percentages.

(1)
For 2018, the threshold measure for determining if any payment will be made under the AIP was based on a minimum FFO requirement. For a full payout under the 2018 AIP program to occur, a FFO target of $5.8 billion had to be achieved.

(2)
FFO and ROCE are non-GAAP measures. See the "Advisories" section.

(3)
The HR&CC has discretion to increase or decrease awards under the AIP based on its assessment of the impact of events that may have had an effect on performance. In 2018, the HR&CC exercised its discretion to adjust the FFO and ROCE targets, decreasing the overall corporate measure score from 199 to 165.

Business unit component:  The 50% business unit component consists of four business unit scorecards, each following standard performance measures across four of the value driver areas – base business, safety, growth and sustainability. The overall score for the weighted average business unit component of the AIP for NEOs is determined on the combination of performance of each of the four business units and the weighting assigned to each unit.

The business unit results reflect an overall strong operating performance. The table below shows the level of performance needed to achieve the minimum, target and maximum payouts established for each business unit goal, as well as the actual 2018 results, highlights and payout percentages.

(1)
The 2018 business unit weights are as follows: 50% for Oil Sands & In Situ, 10% for Exploration & Production, 30% for Downstream and 10% for Fort Hills.

(2)
The performance area scores for the business unit component of the AIP reflect the aggregate scores achieved across all of the business units. Performance for individual business units will vary from aggregate scores.

Governance of the AIP is comprehensive. Reviews of performance measures, weightings, targets and results are carried out at the business unit, corporate and HR&CC level.

Individual component:  Information on the performance of the NEOs under the 20% individual component can be found beginning on page 36 and information on the calculation of their 2018 AIP awards can be found on the following page.

34  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

2018 AIP Awards.  The table below displays the calculation of the AIP award for each NEO based on the three AIP components and the final award amounts approved for 2018 performance. The AIP awards for Mr. Williams and Mr. Little were determined by the HR&CC and approved by the Board. The AIP awards for the other NEOs were determined by Mr. Williams and Mr. Little with review by the HR&CC.

The calculations to determine the awards displayed in the tables below are comprised of two steps: first – determine the Overall Performance Factor based on the AIP components, and second – determine the AIP Award Payout.

2018 AIP Awards – Performance Factor

	Corporate Performance [A]			Business Unit Performance [B]			Individual Performance [C]			Overall Performance Factor [F]

Name	Weight × Corporate Factor		Total Factor [A]	Weight × Business Unit Factor(1)		Total Factor [B]	Weight × Individual Factor		Total Factor [C]	[A+B+C]

S.W. WILLIAMS		1.65	0.50		1.21	0.61		2.80	0.56	1.66

A. COWAN		1.65	0.50		1.21	0.61		1.59	0.32	1.42

M.S. LITTLE	30%	1.65	0.50	50%	1.21	0.61	20%	1.24	0.25	1.35

M.R. MACSWEEN		1.65	0.50		1.23	0.61		1.74	0.35	1.46

S.D.L. REYNISH		1.65	0.50		1.21	0.61		1.72	0.34	1.44

2018 AIP Awards – Payout						Payout % vs Target Opportunity

Name	Annualized Base Salary December 31, 2018 [D]	AIP Target [E]	Overall Performance Factor [F]	Calculated AIP Award [D × E × F](2)	Approved AIP Award Payout	Target (100%)	Maximum (220%)	Approved AIP Award as a % of Target

S.W. WILLIAMS	$1 475 000	125%	1.66	$3 061 000	$3 061 000	$1 843 750	$4 056 250	166%

A. COWAN	$635 000	75%	1.42	$675 000	$675 000	$476 250	$1 047 750	142%

M.S. LITTLE	$1 050 000	103%(3)	1.35	$1 450 000	$1 450 000	$1 076 250	$2 367 750	135%

M.R. MACSWEEN	$600 000	75%	1.46	$655 000	$655 000	$450 000	$990 000	146%

S.D.L. REYNISH	$600 000	75%	1.44	$650 000	$650 000	$450 000	$990 000	144%

(1)
For Messrs. Williams, Cowan, Little and Reynish, the Business Unit factor is based on the weighted average performance of all four business units. For Mr. MacSween, the Business Unit factor is based on both the performance of the business units he leads and the weighted average of all four business units (see footnote 1 on page 31).

(2)
Small calculation differences are due to rounding of the individual factors.

(3)
Mr. Little's AIP target increased to 115% on his appointment to President effective November 14, 2018. As a result his blended AIP target for 2018 is 102.5%.

Long-Term Incentive (LTI) Awards.  The table below displays the 2018 equity award of stock options and PSUs and the value at grant in February 2018 for each of the NEOs. Mr. Little did not receive an additional LTI award for his appointment to President in November 2018. The equity awards considered: the market target value for the equity awards at the median of the Suncor Compensation Peers; individual performance as determined by the Board in the case of Mr. Williams; individual performance as determined by Mr. Williams in the case of the other NEOs; and the previous year's equity award received by each NEO under the stock option plan (SOP) and the PSU Plan.

For more information on Suncor's equity plans, see "Summary of Incentive Plans". For further details on each NEO's 2018 equity award and total compensation for 2018, see the "Summary Compensation Table".

Name	Options	PSUs	RSUs(1)	Option Value ($)	PSU Value ($)	RSU Value ($)	Total ($)

S.W. WILLIAMS	736 500	117 840	—	4 933 692	5 065 942	—	9 999 634

A. COWAN	210 000	33 600	—	1 406 755	1 444 464	—	2 851 219

M.S. LITTLE	375 000	60 000	—	2 512 063	2 579 400	—	5 091 463

M.R. MACSWEEN	205 000	32 800	—	1 373 261	1 410 072	—	2 783 333

S.D.L. REYNISH	205 000	32 800	—	1 373 261	1 410 072	—	2 783 333

(1)
No RSUs were awarded to any NEO in 2018.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  35

2018 Performance

Steven W. Williams, CEO

Steve Williams ensured Suncor continued to deliver value to shareholders in 2018 through optimized cash flow, profitability and return on capital. He effectively led the company in advancing the Fort Hills project to production, driving cost reductions and taking advantage of strategic acquisition and divestiture opportunities. He remains firmly focused on operational excellence, capital discipline and profitable growth. In November 2018 he announced his planned retirement in May 2019 following the meeting.

2018 Key Performance Results

•
With Mr. Williams' strong oversight, Suncor achieved operating earnings(1) of $4.3 billion and net earnings of $3.3 billion. The company also generated shareholder returns totalling in excess of $5 billion, including $3.1 billion in share repurchases and $2.3 billion in dividends. Mr. Williams led Suncor in achieving overall total average production of 732,000 boe/d in 2018. He remained strongly focused on operational excellence, working to drive structural cost savings across the business through operational improvements, including improved reliability, increased scale and maintenance planning and productivity.

•
Mr. Williams also ensured the company maintained focus on the Accelerating Syncrude Collaboration (ASC) initiative. Progress continues to be made on Syncrude's multi-year journey to reach above 90% reliability, as evidenced by strong performance at the asset in the fourth quarter of 2018.

•
A key accomplishment was the successful ramp up of the Fort Hills project, which stands as a leading example of operational excellence and successful strategy execution. With Mr. Williams' guidance and oversight, Fort Hills exceeded Suncor's expectations on production, costs per barrel and ramp up pace metrics.

•
Suncor continued to focus on safety, achieving a full year personal safety Recordable Injury Frequency of 0.36 in 2018, ahead of the 0.40 result for 2017. With Mr. Williams' leadership, Suncor remains vigilant in terms of high risk reduction through a Serious Injury and Fatality (SIF) program and contractor management.

•
Mr. Williams ensured Suncor continued to evaluate acquisition and divestiture opportunities and priorities in 2018. Strategic opportunities were realized through additional interests acquired in Syncrude, the Rosebank project and the Fenja project.

•
Mr. Williams oversaw efforts to align the company's technology and corporate strategies and ensured its technology approach was updated to mitigate long term constraints. Key areas of focus included initiatives to reduce GHG intensity through co-generation, renewables, energy efficiency, in-situ technologies and de-carbonization, as well as progressing the company's Permanent Aquatic Storage Structure (PASS) technology. Suncor continues to advance the understanding of and use of digital and operational technologies. The company is actively engaged with Canada's Oil Sands Innovation Alliance (COSIA), and continues to drive broader technology collaboration and innovation through support of the Clean Resource Innovation Network.

•
Mr. Williams continues to champion industry competitiveness and the importance of an investor-friendly business climate, as well as continuing to promote engagement with stakeholders, Indigenous communities, government, academia and ENGOs on oil sands development and environmental protection. Mr. Williams was selected to receive the 2018 Canadian Business Leader of the Year award from the University of Alberta School of Business and the 2018 Resource Leadership award from the Alberta Chamber of Resources.

(1)
Operating earnings is a non-GAAP measure. See the "Advisories" section.

2018 Total Direct Compensation

Mr. Williams received a base salary increase of 3.5% effective March 1, 2018, increasing his annual salary to $1,475,000. The AIP award of $3,061,000 represents 166% of his target opportunity and is based on Suncor's and Mr. Williams' performance. Mr. Williams' long term incentive grant value was $9,999,634, in the form of stock options and PSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Total Direct Compensation ($)	Value of Long Term Incentives (2016-2018) ($)

36  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Alister Cowan, Executive Vice President and Chief Financial Officer

Mr. Cowan was appointed Executive Vice President and Chief Financial Officer in July 2014. He is responsible for directing Suncor's financial operations, including controllers, investor relations, treasury, tax, internal audit and enterprise risk management. His efforts are focused on the integrity and reporting of all financial, management and risk information, ensuring that Suncor has the financial strength necessary to execute the company's strategic plans and engaging with shareholders and the broader investment community.

2018 Key Performance Results

•
Developed and executed financing and debt management strategies to maintain a strong investment grade credit rating for Suncor's $5.3 billion capital program while allowing for increased shareholder returns including a 12.5% dividend increase over the prior year and execution of over $3 billion in share repurchases.

•
Continued to drive capital discipline, cost management strategies and profitable growth, resulting in further cost reductions, and identification of future opportunities to meet the $2 billion free funds flow(1) target for 2020 to 2023 (inclusive).

•
Completed implementation of company-wide risk maturity program covering people, process and tools, leading to process standardization, improved risk and mitigation understanding, and integration into decision making process.

•
Made significant progress in successfully resolving various ongoing tax and insurance disputes, resulting in substantial cash refunds to the company.

•
Continued to enhance the leadership and performance capabilities of the Finance team, as well as further reducing its size and cost.

•
Played a significant role in enhancing Suncor's profile and relationships with the investment community, meeting with a wide range of key company stakeholders and actively participating in conference calls, presentations and meetings with a wide range of investors, analysts, government and community leaders. Guided an increased focus on environment, social and governance issues and communication with investors, banks and other stakeholders.

(1)
Free funds flow is a non-GAAP measure. See the "Advisories" section.

2018 Total Direct Compensation

Mr. Cowan received a base salary increase of 1.6% effective March 1, 2018, increasing his annual salary to $635,000. The AIP award of $675,000 represents 142% of his target opportunity and is based on Suncor's and Mr. Cowan's performance. Mr. Cowan's long term incentive grant value was $2,851,219, in the form of stock options and PSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Total Direct Compensation ($)	Value of Long Term Incentives (2016-2018) ($)

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  37

Mark S. Little, President and Chief Operating Officer

Mr. Little was appointed Suncor's President in November 2018, in addition to his role as Chief Operating Officer which he was appointed to in 2017. In his role as Chief Operating Officer, he has accountabilities for all of the company's operations and many of its corporate services. Prior to assuming this role, he was President of Suncor's Upstream organization, which included all of Suncor's operated and non-operated production, including oil sands, in situ and conventional exploration and production assets worldwide. Mr. Little will assume the role of Chief Executive Officer in May 2019 following the meeting.

2018 Key Performance Results

•
With Mr. Little's leadership Suncor's upstream and downstream operations achieved strong results. Total overall production in 2018 averaged 732,000 boe/d, including 831,000 boe/d in the fourth quarter, a new quarterly production record. Mr. Little ensured Suncor continued to focus of collaboration initiatives with Syncrude to help the asset on its journey to operational excellence, both in his current role and as Chair of the Syncrude board, where he served until September 2018. A key initiative included planning and development activities associated with the proposed interconnecting pipelines between Syncrude's Mildred Lake site and Suncor's Oil Sands Base plant.

•
Mr. Little also oversaw the successful ramp up of Fort Hills. This new facility achieved 90% of nameplate capacity in a production test in the second quarter, well ahead of plan, with utilization averaging over 90% during the fourth quarter.

•
Suncor's downstream operations' solid reliability performance continued with Mr. Little's leadership. Refining and marketing operations achieved average refinery utilization of 93% in 2018, including 101% in the final quarter of the year, with a record quarterly crude throughput of 467,900 bbls/d.

•
Mr. Little continued his strong focus on cost management in 2018. As a result, Suncor continues to generate significant cash, enabling its ongoing balance sheet strength as well as its ability to return value to shareholders.

•
During 2018, Mr. Little maintained an active focus on technology and innovation, helping Suncor successfully implement autonomous haul systems (AHS) at its operated mine sites, as well as develop the path forward on technology.

•
In his new role as President and Chief Operating Officer, Mr. Little is dedicating additional effort to engaging with investors, both through quarterly conference calls, presentations, marketing tours, and direct meetings. Building on his personal role in the signing of agreements with the Fort McKay and Mikisew Cree First Nations relating to the East Tank Farm Development in 2017, he also delivered a series of presentations to external audiences and employees to promote the partnership as a model for future energy development with Indigenous communities. He also played an active role in industry and the community, chairing the Canadian Council for Aboriginal Business' procurement initiative and as a founding member of Energy Safety Canada, serving on its board until November 2018.

2018 Total Direct Compensation

Mr. Little received a 16.7% base salary increase effective November 14, 2018 on his appointment to President, increasing his salary to $1,050,000. This increase ensured his base salary was competitively positioned in line with the scope and responsibilities of his new position. Mr. Little did not receive a base salary increase on March 1, 2018 as he was given a base salary increase in late 2017 to position him well to market upon his appointment to Chief Operating Officer.

The AIP award of $1,450,000 represents 135% of his target opportunity and is based on Suncor's and Mr. Little's performance. Mr. Little's long term incentive grant value was $5,091,463, in the form of stock options and PSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Total Direct Compensation ($)	Value of Long Term Incentives (2016-2018) ($)

38  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Michael R. MacSween, Executive Vice President, Upstream

Mr. MacSween was appointed Suncor's Executive Vice President, Upstream in December 2017. In this role, he leads all of Suncor's operated and non-operated oil sands, in situ, and exploration and production assets. Mr. MacSween most recently served as Executive Vice President, Major Projects where he was accountable for the safe and cost-effective engineering, procurement and construction activities for Suncor's growth projects in the upstream, downstream and renewable energy portfolios.

2018 Key Performance Results

•
Mr. MacSween continued his strong focus on personal and process safety management, resulting in improved safety performance across the Upstream portfolio. His and Suncor's work in this area received significant external recognition. As an example, Suncor's East Coast business received the Gold award in the Oil and Gas category of Canada's Safest Employer Awards for the second time in three years.

•
Mr. MacSween's leadership was critical to the safe start-up and operational transition of the Fort Hills project – the largest project in Suncor's history. With his guidance, the facility was successfully ramped up in an orderly fashion, achieving 90% of nameplate capacity in a production test in the second quarter, months ahead of schedule.

•
With Mr. MacSween's guidance, total Oil Sands production attained a new quarterly record in the fourth quarter of 740,800 bbls/d, approximately 90,000 bbls/d ahead of the previous record, primarily as a result of achieving 94% plant utilization at Fort Hills and record production at Syncrude.

•
Working with the President and Chief Operating Officer, he helped foster greater integration between Suncor and Syncrude operations through ASC initiatives, and secured conditional approval to construct interconnecting pipelines between Suncor's Oil Sands Base plant and Syncrude's Mildred Lake site.

•
Mr. MacSween also ensured progress was made to advance future growth projects, including a regulatory submission for the Lewis in situ project application, sanction of Buzzard Phase 2 (UK), and continued development of the West White Rose Project (East Coast), as well as the Oda and Fenja projects (Norway).

•
Mr. MacSween also oversaw the implementation of key technology initiatives, including AHS at Suncor's operated mine sites and full implementation of PASS technology – a significant milestone to enable Suncor's regional tailings plans.

•
Mr. MacSween has continued his tenure as Board Member and Chair of the Canadian Welding Bureau and as a Board Member of the United Way of Calgary and Area.

2018 Total Direct Compensation

Mr. MacSween received a base salary increase of 7.1% effective March 1, 2018, increasing his annual salary to $600,000. The AIP award of $655,000 represents 146% of his target opportunity and is based on Suncor's and Mr. MacSween's performance. Mr. MacSween's long term incentive grant value was $2,783,333, in the form of stock options and PSUs as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Total Direct Compensation ($)	Value of Long Term Incentives (2016-2018) ($)

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  39

Stephen D.L. Reynish, Executive Vice President, Strategy & Operations Services

Mr. Reynish was appointed Executive Vice-President, Strategy & Operations Services in December 2017. In this role, he leads commercial and business development, which includes the creation and execution of long range business plans, acquisitions and divestment initiatives, as well as the oversight of other large-scale commercial activities. He continues to guide Suncor's portfolio optimization and represent Suncor's interests in operated (Fort Hills) and non-operated joint venture oil sands projects. He also is responsible for Suncor's operations services, which include Environment, Health and Safety; Enterprise and Digital Technology; Enterprise Technical; Projects; and Supply Chain and Field Logistics. Mr. Reynish previously served as Suncor's Executive Vice-President, Strategy & Corporate Development.

2018 Key Performance Results

•
Mr. Reynish ensured Suncor's ongoing operational excellence progress, including the achievement of record utilization rates across many of Suncor's key assets, which in turn resulted in high production rates, lower unit costs, and improved personal and process safety metrics. With Mr. Reynish's guidance, Suncor completed the largest turnaround program in the company's history in 2018.

•
With Mr. Reynish's leadership and working with the Executive Vice President, Upstream, the Fort Hills and Hebron projects were successfully transitioned into operation, where they continued their production ramp up. The Fort Hills project, which produces a higher value, lower carbon intensity product realized 94% plant utilization in the fourth quarter, exceeding Suncor's original target of 90%.

•
Mr. Reynish led targeted acquisitions and divestitures for the company including Suncor increasing its working interest in Syncrude to approximately 59%. Mr. Reynish also guided Suncor as it acquired a 17.5% interest in the Fenja project in Norway, as well as its divestment of an approximate 37% interest in the Joslyn oil sands mining project.

•
In addition to the sale of a significant interest in Suncor's East Tank Farm Development to two First Nations partners in 2017, Mr. Reynish oversaw Suncor's Supply Chain team's efforts to complete over $700 million of commercial transactions with a number of key Indigenous suppliers.

•
Mr. Reynish also ensured the continued investment in new technology in 2018 to improve competitiveness in terms of cost and environmental performance. An important milestone was the implementation of AHS at Suncor's operated mine sites.

•
Working with other members of the Executive Leadership Team, Mr. Reynish also helped drive the roll out of digital technology initiatives in the areas of safety, reliability, cost and efficiency. This work is expected to accelerate through 2019.

2018 Total Direct Compensation

Mr. Reynish received a base salary increase of 5.3% effective March 1, 2018, increasing his annual salary to $600,000. The AIP award of $650,000 represents 144% of his target opportunity and is based on Suncor's and Mr. Reynish's performance. Mr. Reynish's long term incentive grant value was $2,783,333, in the form of stock options and PSUs as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Total Direct Compensation ($)	Value of Long Term Incentives (2016-2018) ($)

40  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Looking Ahead to 2019:

The HR&CC did not make any changes to the 2018 executive compensation structure for 2019.

A 2.5% base salary increase budget was approved for executives in 2019 based on competitive benchmarking.

On February 12, 2019, the Board approved a grant of options and PSUs to the NEOs effective February 15, 2019, as displayed in the table below, under the terms of the SOP and the PSU Plan. The exercise price of these options is $43.01 and the grant price of the PSUs is $43.01.

Name	Options	PSUs

S.W. WILLIAMS	753 500	116 250

A. COWAN	217 800	33 590

M.S. LITTLE	538 700	83 120

M.R. MACSWEEN	212 600	32 790

S.D.L. REYNISH	212 600	32 790

Executive Compensation Alignment with Shareholder Value

In an industry subject to commodity price cycles, Suncor continues to focus on long-term value growth and returns for shareholders. The following performance graph shows Suncor's cumulative TSR for the past five years against equity market benchmarks. For the measurement period, the aggregate realizable total direct compensation of our NEOs, as seen in the Realizable Pay graph on page 43, has been generally consistent with TSR. A substantial portion of NEO total direct compensation is linked to Suncor's share price and therefore is aligned with shareholders.

Performance Graph(1)(2)

(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2013 in each of Suncor common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Capped Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on the share price appreciation plus dividend reinvestment.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  41

CEO Realizable Pay.  The aggregate five-year realizable pay chart shows the CEO's realizable total direct compensation compared to his pay opportunity at December 31, 2018 for the five-year period from 2014 to 2018. The realizable pay value is approximately 8.4% higher than the pay opportunity level. The realizable pay level supports pay for performance alignment, as the mid- to long-term incentive value is in line with TSR performance compared to peers and absolute share price performance.

The table below compares the grant date value of total direct compensation (pay opportunity), as reflected in the Summary Compensation Table, to the CEO's realizable total direct compensation for the period from 2014 to 2018. Over the same period, the current value of $100 invested in Suncor's common shares is $119, which exceeds the actual value earned and outstanding to Mr. Williams for $100 awarded in total direct compensation of $109.

Year	Total Direct Compensation (Pay Opportunity)(1) ($000s)	Realizable Total Direct Compensation as at Dec. 31, 2018(2) ($000s)	Performance Period

2014	12 266	16 912	Dec 31, 2013 to Dec 31, 2018

2015	12 811	15 784	Dec 31, 2014 to Dec 31, 2018

2016	11 865	20 140	Dec 31, 2015 to Dec 31, 2018

2017	14 529	9 509	Dec 31, 2016 to Dec 31, 2018

2018	14 526	9 165	Dec 31, 2017 to Dec 31, 2018

2014-2018	65 997	71 511	Dec 31, 2013 to Dec 31, 2018

(1)
Includes salary and annual incentive earned and the grant date fair value of annual mid- to long-term awards granted in the particular year and for the aggregate period reported using the valuation methodology described in the Summary Compensation Table in Suncor's management proxy circulars for the performance period listed.

(2)
For the particular year and for the aggregate period reported, includes salary and annual incentive earned and annual mid- to long-term incentives granted valued as follows: (i) value (market price received less exercise price) of options that were granted in that particular year and that were exercised as at or prior to December 31, 2018; (ii) the "in-the-money" value (as at December 31, 2018) of options that were granted in that particular year and that had not been exercised as at December 31, 2018; (iii) value attributed to PSUs that were granted in that particular year and that had vested as at December 31, 2018; (iv) value (as at December 31, 2018) attributed to PSUs, which assumes a 100% performance factor, that were granted in that particular year and that have not vested as at December 31, 2018.

CEO Look Back.  The HR&CC annually reviews a broader analysis of the total compensation earned and accruing to the CEO since his appointment and comparing it to the TSR during the same period.

In its recent review, the HR&CC compared the total accrued compensation earned by the CEO since his appointment in 2012 up to December 31, 2018 to both the absolute increase in market capitalization, and the relative increase in market capitalization versus a relevant index over the same period, and found it to be reasonable.

NEO Realizable Pay.  The pay opportunity and realizable pay for total direct compensation for the NEOs over the period from 2014 to 2018 are shown in the chart below. For this five year period, the realizable pay value, which is a snapshot at December 31, 2018, for total direct compensation for the NEOs was approximately 10.8% higher than the pay opportunity, as determined in accordance with the methodology described in the footnotes for the Realizable Pay – Total Direct Compensation chart below. The higher realizable pay value of total direct compensation for the NEOs for the measurement period is generally consistent with the trend of total return on investment indicated for Suncor in the TSR performance graph provided on page 41.

Suncor's strong operational performance during the five year period resulted in above target payouts under the AIP component of total direct compensation. The realizable value of total direct compensation demonstrates the

42  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

pay-for-performance design of Suncor's programs that reward TSR performance achieved relative to peer companies under the PSU Plan and Suncor's absolute share price performance over the applicable five year period.

Realizable Pay – Total Direct Compensation in millions ($)(1)(2)(3)

(1)
Mr. Cowan commenced employment with Suncor on July 21, 2014 and therefore impacted the 2014 value by way of proration.

(2)
The Pay Opportunity bars in the graph illustrate the total direct compensation pay opportunity, as reported in the Summary Compensation Table at December 31 for the particular year reported, and in the case of the Aggregate 5 Year Total, a sum of the pay opportunity reported for 2014 to 2018. The Pay Opportunity includes salary and annual incentive earned during the year reported and the grant date fair value of annual mid- to long-term awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor's management proxy circulars for the particular year reported.

(3)
The Realizable Pay bars in the graph illustrate the total direct compensation realizable pay of the particular year reported, and in the case of the Aggregate 5 Year Total, a sum of the realizable pay reported for 2014 to 2018. The Realizable Pay includes salary and annual incentive earned during the particular year reported and annual mid- to long-term incentives granted during the particular year valued as follows: (i) value (market price received less exercise price) of options that were granted in that particular year and that were exercised as at or prior to December 31, 2018; (ii) the "in-the-money" value (as at December 31, 2018) of options that were granted in that particular year and that had not been exercised as at December 31, 2018; (iii) value attributed to PSUs that were granted in that particular year and that had vested as at December 31, 2018; (iv) value (as at December 31, 2018) attributed to PSUs, which assumes a 100% performance factor, that were granted in that particular year and that have not vested as at December 31, 2018; (v) value attributed to DSUs where applicable that were granted in that particular year, which vested immediately, valued at December 31, 2018; and (vi) value (as at December 31, 2018) attributed to RSUs where applicable that were granted in that particular year and that have not matured as at December 31, 2018.

Cost of Management.  The following table includes the aggregate total direct compensation for all NEOs compared to Suncor's FFO for the years ended, and market capitalization as at, December 31, 2018 and 2017.

	2018	2017

Total direct compensation of all NEOs(1)	$34.2	$33.4

Total direct compensation as a percentage (%) of FFO(2) for the year ended December 31	0.34%	0.37%

Total direct compensation as a percentage (%) of Suncor's market capitalization as at December 31	0.06%	0.04%

(1)
Values reported in millions. Total direct compensation includes salary and annual incentives earned during the particular year reported and the grant date fair value of annual mid- to long-term incentive awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in this management proxy circular and Suncor's 2018 management proxy circular.

(2)
FFO is a non-GAAP measure. See "Advisories" section.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  43

COMPENSATION DISCLOSURE OF NAMED EXECUTIVE OFFICERS

Aggregate Equity Holdings.  The following table provides the aggregate equity holdings of the NEOs for the years ended December 31, 2017 and 2018, indicating the net change during 2018 and the total value at risk as at December 31, 2018.

	December 31, 2017					December 31, 2018

Name	Shares	DSUs(1)(2)	PSUs(1)(3)	Options	RSUs(1)	Shares	DSUs(1)(2)	PSUs(1)(3)	Options	RSUs(1)

S.W. WILLIAMS	411 666	45 336	268 370	3 783 000	—	470 864	46 791	250 261	4 249 500	—

A. COWAN	16 873	46 060	77 901	812 800	—	57 973	47 538	72 163	1 022 800	—

M.S. LITTLE	51 435	47 657	94 624	1 225 600	—	55 744	56 285	112 945	1 345 600	—

M.R. MACSWEEN	34 850	54 439	78 885	963 000	7 000	39 378	64 349	70 485	1 045 000	7 226

S.D.L. REYNISH	14 371	40 432	77 076	723 333	7 000	16 707	57 700	70 485	501 666	7 226

	Net change during 2018

Name	Shares	DSUs(1)	PSUs(1)	Options	RSUs(1)

S.W. WILLIAMS	59 198	1 455	(18 109)	466 500	—

A. COWAN	41 100	1 478	(5 739)	210 000	—

M.S. LITTLE	4 309	8 627	18 321	120 000	—

M.R. MACSWEEN	4 528	9 910	(8 400)	82 000	226

S.D.L. REYNISH	2 336	17 268	(6 591)	(221 667)	226

	Value at Risk

Name	Value of Shares(4) ($)	Value of DSUs(4) ($)	Value of PSUs(4) ($)	Value of Options(5) ($)	Value of RSUs(4) ($)	Total Value at Risk ($)	Multiple of Salary (#)

S.W. WILLIAMS	17 954 044	1 784 126	9 542 470	11 792 850	—	41 073 490	27.8

A. COWAN	2 210 510	1 812 615	2 751 558	1 821 600	—	8 596 284	13.5

M.S. LITTLE	2 125 519	2 146 130	4 306 592	2 418 900	—	10 997 141	10.5

M.R. MACSWEEN	1 501 483	2 453 623	2 687 592	2 132 250	275 536	9 050 483	15.1

S.D.L. REYNISH	637 038	2 200 091	2 687 592	1 214 397	275 536	7 014 654	11.7

(1)
DSUs, PSUs and RSUs include dividend reinvestment. DSUs, PSUs and RSUs are rounded for display purposes.

(2)
NEOs may elect to receive a portion of their AIP award in DSUs in lieu of cash.

(3)
Excludes PSU grants that vested December 31, 2017, in the case of values reported for 2017, and PSU grants that vested December 31, 2018, in the case of values reported for 2018.

(4)
Share-based awards are calculated based on the actual units, including the fractional units, as at December 31, 2018. The value of shares and share-based awards are calculated based on the closing price of a Suncor common share on the TSX as at December 31, 2018 ($38.13). PSUs are projected at a 100% payout.

(5)
Value of options is based on the "in-the-money" amount of the exercisable and non-exercisable options held as at December 31, 2018. The "in-the-money" amount is the difference between the closing price of a Suncor common share on the TSX as at December 31, 2018 ($38.13) and the exercise price of the option.

44  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Summary Compensation Table.  The following table provides information concerning compensation paid to the NEOs for the years ended December 31, 2018, 2017 and 2016.

Name and Principal		Salary	Share- Based Awards(1)	Option- Based Awards(2)	Non-equity incentive plan compensation ($)		Pension Value(4)	All Other Compensation(5)	Total Compensation
Position	Year	($)	($)	($)	Annual(3)	Long-Term	($)	($)	($)

S.W. WILLIAMS	2018	1 465 577	5 065 942	4 933 692	3 061 000	—	100 800	162 396	14 789 407

Chief Executive Officer(6)	2017	1 415 769	5 077 224	4 847 100	3 189 000	—	117 600	173 309	14 820 002

	2016	1 375 000	4 082 882	3 657 000	2 750 000	—	(545 100)	162 561	11 482 343

A. COWAN	2018	633 115	1 444 464	1 406 755	675 000	—	772 500	44 336	4 976 170

Executive Vice President	2017	625 000	1 479 456	1 412 400	720 000	—	627 800	46 875	4 911 531

and Chief Financial Officer	2016	625 000	1 181 211	1 058 000	665 000	—	585 300	46 875	4 161 386

M.S. LITTLE	2018	915 000	2 579 400	2 512 063	1 450 000	—	2 996 300	68 700	10 521 463

President and Chief	2017	687 404	2 031 935	1 948 364	1 200 000	—	4 837 500	51 682	10 756 885

Operating Officer(6)	2016	650 000	1 283 925	1 150 000	765 000	—	600 900	48 750	4 498 575

M.R. MACSWEEN	2018	592 461	1 410 072	1 373 261	655 000	—	417 500	33 335	4 481 629

Executive Vice President,	2017	556 308	1 753 762	1 380 300	690 000	—	695 800	32 757	5 108 927

Upstream	2016	540 000	1 232 568	1 104 000	560 000	—	453 700	29 700	3 919 968

S.D.L. REYNISH	2018	594 364	1 410 072	1 373 261	650 000	—	885 900	41 152	4 954 749

Executive Vice President,	2017	566 308	1 753 762	1 380 300	675 000	—	728 500	34 418	5 138 288

Strategy & Operations	2016	550 000	1 181 211	1 058 000	570 000	—	552 000	41 514	3 952 725
Services

(1)
For share-based awards, the fair value of awards at the grant date reflects the number of PSUs, RSUs or DSUs awarded multiplied by the grant price. We use this methodology for consistency with market practice and with the methodology used in competitive market analysis. For PSUs and RSUs, the grant price was calculated as the average of the high and low common share prices on the TSX on the five trading days preceding the grant date. For DSUs, the grant price was calculated as the average of the high and low common share prices on the TSX on the trading day preceding the grant date. For the grant prices of share-based awards granted to the NEOs, see Schedule A.

(2)
Suncor values its option-based awards using the Black Scholes methodology, which is in accordance with International Financial Reporting Standards, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price. The fair value of the 2018 option award was $6.73. The fair value was calculated using the following assumptions: common share weighted average price of $43.19, expected life of 4.4 years, volatility of 24%, risk free rate of 2.03% and dividend yield of 3.32%. For information on the 2017 and 2016 options, refer to the Summary Compensation Table in Suncor's 2018 and 2017 management proxy circulars, respectively.

(3)
Consists solely of awards earned under Suncor's AIP. Awards earned and included under AIP for 2018 performance were paid in 2019. Similarly, awards earned and included for 2017 and 2016 were paid in the year following the year in which they were earned.

(4)
The Pension Value reflects the compensatory change as disclosed in the tables under the "Defined Benefits Plans" and the "Defined Contribution Plans" sections on page 49.

(5)
For all of the NEOs, All Other Compensation for 2018 includes actual costs incurred by Suncor related to company contributions to the Suncor savings plan which provides up to 7.5% of basic earnings on a matching basis on behalf of the individual. For Mr. Williams, the value also includes the aggregate total of annual flexible perquisites allowance of $50,000 which is a taxable benefit that is paid in two installments semi-annually as well as personal use and gross ups for taxes associated with flights on the corporate jet of approximately $8,600. With the exception of Mr. Williams, the aggregate amount of annual perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the total annual salary for each NEO for the 2018 financial year and are not included in the All Other Compensation value.

(6)
Effective November 14, 2018. Mr. Williams retired from the position of President and Mr. Little was appointed President.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  45

Share-Based Awards and Option-Based Awards.  The following table provides certain information about option-based awards and share-based awards outstanding for the NEOs as at December 31, 2018. For further details, including the exercise price and expiration date, of each option-based award held by the NEOs as at December 31, 2018, see Schedule A.

	Option-Based Awards		Share-Based Awards

Name	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised "in-the-money" options(1) ($)	Aggregate number of shares or units of shares that have not vested(2)	Aggregate market or payout value of share- based awards that have not vested(2)(3) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(4) ($)

S.W. WILLIAMS	4 249 500	11 792 850	250 261	9 542 470	11 502 586

A. COWAN	1 022 800	1 821 600	72 163	2 751 558	4 624 245

M.S. LITTLE	1 345 600	2 418 900	112 945	4 306 592	5 202 249

M.R. MACSWEEN	1 045 000	2 132 250	77 711	2 963 127	5 387 497

S.D.L. REYNISH	501 666	1 214 397	77 711	2 963 127	5 011 721

(1)
Value of options is based on the "in-the-money" amount of the exercisable and non-exercisable options held as at December 31, 2018. The "in-the-money" amount is the difference between the closing price of a Suncor common share on the TSX as at December 31, 2018 ($38.13) and the exercise price of the option.

(2)
Includes PSUs granted under the PSU Plan which were held by the NEOs as at December 31, 2018. Excludes PSUs issued in 2016 that vested December 31, 2018. In the case of Messrs. MacSween and Reynish, also includes RSUs granted under the Restricted Share Unit Plan (the RSU Plan) which were held as at December 31, 2018. The total number of PSUs and RSUs, if applicable, are rounded for display purposes.

(3)
Value of PSUs is calculated based on the actual units, including the fractional units, multiplied by the closing price of a Suncor common share on the TSX as at December 31, 2018 ($38.13). PSUs are projected to pay out at target. Under the PSU Plan, PSUs may vest between 0% and 200% based on performance at the end of the three-year period. See "Summary of Incentive Plans – Performance Share Unit Plan" for details. Value of RSUs is calculated based on the actual units, including the fractional units, multiplied by the closing price of a Suncor common share on the TSX as at December 31, 2018 ($38.13).

(4)
Share-based awards include DSUs granted under the DSU Plan which were held by the NEOs as at December 31, 2018. DSUs cannot be redeemed until an NEO ceases to be an employee. Value of DSUs calculated based on the closing price of a Suncor common share on the TSX as at December 31, 2018 ($38.13). This amount also includes PSUs issued in 2016 under the PSU Plan that vested on December 31, 2018 and paid out in February 2019. The value of these PSUs is based on actual payout.

46  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Incentive Plan Awards – Value Vested or Earned During the Year.  The following table provides the value of option-based awards on the vesting date, the value of share-based awards that vested during the year ended December 31, 2018, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2018, for the NEOs.

Name	Option-Based awards – Value vested during the year (as at vesting date)(1) ($)	Share-Based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year(4) ($)

S.W. WILLIAMS	6 710 968	9 718 460	3 061 000

A. COWAN	2 031 688	2 811 630	675 000

M.S. LITTLE	2 225 409	3 356 120	1 450 000

M.R. MACSWEEN	2 077 968	3 278 875	655 000

S.D.L. REYNISH	1 517 324	3 486 630	650 000

(1)
One-third of each of the options that were granted under the SOP in 2015, 2016 and 2017 vested in 2018.

(2)
This amount includes PSUs issued in 2016 under the PSU Plan that vested on December 31, 2018 and paid out in February 2019. Values reflected are based on actual payout.

(3)
For Messrs. Little, MacSween and Reynish, this amount represents DSUs issued in lieu of a cash award for all or part of their 2017 AIP, which were granted in 2018. Value of DSUs calculated based on grant price.

(4)
Refers to annual incentive payouts made under the AIP delivered in February 2019, for recognition of performance in 2018.

Option Exercises – Value Realized During the Year.  The following table provides the number of Suncor common shares acquired upon the exercise of options as well as the aggregate value realized upon the exercise of these options during the year ended December 31, 2018 for the NEOs.

Name	Common Shares Acquired on Option Exercise	Aggregate Value Realized(1) ($)

S.W. WILLIAMS	200 000	459 968

A. COWAN	—	—

M.S. LITTLE	255 000	4 414 347

M.R. MACSWEEN	115 000	2 042 631

S.D.L. REYNISH	426 667	4 706 690

(1)
The aggregate value realized equals the difference between the value of the option and the market price of the Suncor common shares on the TSX at time of exercise.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  47

Suncor Retirement Arrangements.  The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees and former employees, including Messrs. Williams, Cowan, Little, MacSween and Reynish. Retirement income is based on a defined contribution account balance, or depending upon the employees' eligibility, based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance. All of the NEOs participate in the combination provision of the plan.

In addition to the pension provided under the Suncor Energy Pension Plan, certain executive officers may receive supplemental retirement payments under the terms of the SERP. Under the terms of the SERP, any new participants must be approved by the HR&CC. Nine persons who are currently members of Suncor senior executive management were participants in the SERP as at December 31, 2018.

The SERP is a non-registered supplemental retirement arrangement designed to attract mid-career executives with a competitive career based pension that features an up-front accrual. This attraction element is balanced by features that limit the executive pension by: (i) requiring that an executive provide five years of service to be entitled to SERP benefits, which is five years more than the service required under the Suncor Energy Pension Plan; (ii) limiting service to Suncor related experience only, both for vesting and benefit accrual purposes; (iii) limiting the executive's total pension to 50%, unless there is total service greater than 25 years, in which case the maximum is 70% of executive remuneration; and (iv) limiting executive remuneration to a maximum of two times base salary (base salary plus annual incentive target bonus of up to 100% of base salary). All of the NEOs are members of the SERP. Additional details of the SERP follow.

•
Entry into the SERP commences at the date of appointment to executive employment.

•
The SERP pension is based on the executive's remuneration multiplied by a combined accrual rate of 5% per year of executive employment plus a pension formula percentage determined in respect of the Suncor Energy Pension Plan relating to service prior to becoming an executive, limited to a combined accrual rate of 50%. The pension increases by an additional 1.5% of the executive's remuneration for executive employment earned after the executive completes 25 years of service. The total pension is limited to 70% of the executive's remuneration, as described below.

•
Executive remuneration is an annualized amount of average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service. Target bonus cannot exceed 80% of base salary for senior executives and 100% for the CEO and Chief Operating Officer.

•
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change of control, or a loss of employment upon or after the occurrence of certain specified events.

•
SERP payments for retirement prior to age 60 will be reduced by 5/12th of 1% for each month that the executive retires before age 60; no reduction is applied for retirement after age 60.

•
The normal form of payment on retirement, and the basis on which benefits in the table under "Defined Benefit Plans" are computed is, for married executives, joint and survivor, with 50% to the non-member surviving spouse; and for single executives, for life, with ten years guaranteed.

•
A portion of retirement income is payable by the Suncor Energy Pension Plan, including both the defined benefit and defined contribution components, and a portion is payable under the SERP. Canada Pension Plan payments are in addition to payments under the Suncor pension plans.

•
Trust arrangements have been established to provide for the long-term funding of Suncor's non-U.S. taxpayer SERP obligations.

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Defined Benefit Plans.  The following table summarizes the retirement income of each of the NEOs under the defined benefit provisions of Suncor's pension arrangements.

		Annual Benefits Payable(2)

Name	Number of years credited service(1)	As at December 31, 2018 ($)	At age 65 ($)	Defined Benefit Obligation as at January 1, 2018(3) ($)	Compensatory change(4) ($)	Non- compensatory change(5) ($)	Defined Benefit Obligation as at December 31, 2018(3) ($)

S.W. WILLIAMS	17	1 417 147	1 416 919	23 165 658	98 931	(948 934)	22 315 655

A. COWAN	4	241 694	545 625	2 870 707	770 631	63 259	3 704 597

M.S. LITTLE	10	704 101	702 961	13 168 725	2 994 431	(634 892)	15 528 264

M.R. MACSWEEN	23	482 534	657 192	7 624 949	415 631	(570 417)	7 470 163

S.D.L. REYNISH	7	345 871	495 532	4 917 905	884 031	(217 131)	5 584 805

(1)
For Mr. MacSween, credited service reflects executive employment of eight years plus 15 years of service accrued under the Suncor Energy Pension Plan prior to becoming an executive.

(2)
Represents the estimated annual pension, excluding any employee paid ancillary benefits and before any applicable early retirement reduction that would be received by the NEO based on actual pensionable service to the stated date and actual executive remuneration as at December 31, 2018.

(3)
The defined benefit obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the pension obligation as disclosed by Suncor in its consolidated financial statements. See note 24 in Suncor's consolidated financial statements for the year ended December 31, 2018. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
Compensatory change represents the increase (decrease) in the pension obligation for 2018 related to the annual service cost, compensation changes higher or lower than assumptions and the impact of plan changes, if any. This amount may fluctuate significantly from year-to-year as changes in compensation impact the pension obligation for all years of credited service.

(5)
Includes items such as, but not limited to, interest on the obligation, changes in assumptions for future salary projections and changes to the discount rate.

Defined Contribution Plans.  Under the combination provision of the Suncor Energy Pension Plan, applicable to all of the NEOs, Suncor makes contributions to the defined contribution accounts for all employees of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis. All contributions to the defined contribution accounts are subject to maximum levels.

Under the Suncor Energy Pension Plan, employees may invest the balance of their accounts in a broad range of investment funds made available by the plan; an employee's investment return is based upon the market returns earned by each fund in which the employee has chosen to invest his or her contributions. At retirement, employees may transfer the balance of their accounts to a pension account as prescribed by law or the company may purchase an annuity on behalf of the employee.

The following table summarizes the defined contributions accounts of each of the NEOs.

Name	Accumulated value as at January 1, 2018 ($)	Compensatory ($)	Accumulated value as at December 31, 2018 ($)

S.W. WILLIAMS	35 490	1 869	37 873

A. COWAN	26 505	1 869	28 032

M.S. LITTLE	41 048	1 869	42 602

M.R. MACSWEEN	234 694	1 869	229 647

S.D.L. REYNISH	46 583	1 869	48 247

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TERMINATION AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

Termination Agreements

Suncor has employment termination agreements with each of the NEOs.

If NEOs are terminated by Suncor, other than for just cause, or resign within 120 days following a constructive dismissal event (each a Termination Event), NEOs are compensated based on their remuneration.

Notice Period Provisions.  For the NEOs, should a Termination Event occur, the termination agreements provide a 24-month notice period. Cash payments are provided (i) for base salary and annual incentive during the notice period, (ii) for SOP options which, but for the Termination Event, would have become exercisable during the notice period unless the NEO is eligible for retirement, in which case, under the terms of the SOP, unvested options would vest immediately and the option term would be reduced to the earlier of three years or expiry, and (iii) for PSUs and RSUs that would pay out during the notice period based on a performance factor calculated as at the date of termination unless the NEO is eligible for retirement, in which case the PSUs and RSUs would be held until the end of the performance or maturity period (in the case of RSUs) and paid per the terms of the PSU and RSU plans, and for Mr. Cowan that are pro-rated for the period he was employed during the performance or maturity period. The NEOs receive credited service under the SERP for the notice period.

Double Trigger Provisions and Change of Control.  Suncor's termination agreements with the NEOs are "double trigger", and as such provide for payments based only upon involuntary termination or constructive dismissal following a change of control.

Under the SOP, the PSU Plan and the RSU Plan, a change of control generally includes a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor.

NEOs with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change of control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.

Governance.  The HR&CC annually reviews the status of termination agreements and change of control arrangements for Suncor's senior executives and periodically reviews current governance trends and market practices. Based on the HR&CC's review of governance trends and market practices, amendments may be made to agreement terms for new participants.

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Termination and Change of Control Benefits

The table below shows the incremental amounts to which the NEOs would be entitled under the circumstance of a termination and/or change of control on December 31, 2018.

Type of Termination(1)	Base Salary ($)	Short-Term Incentive(2) ($)	Long-Term Incentive(3)(4) ($)	Pension(5) ($)	Total Payout ($)

S.W. WILLIAMS

Resignation(6)	—	—	2 098 800	—	2 098 800

Retirement	—	—	2 098 800	—	2 098 800

Termination (Without Cause)(7)	2 950 000	3 687 500	2 098 800	892 718	9 629 018

Change of Control(8)	2 950 000	3 687 500	2 098 800	892 718	9 629 018

Change of Control(9)	—	—	2 098 800	—	2 098 800

A. COWAN

Resignation	—	—	—	—	—

Retirement(10)	—	—	—	—	—

Termination (Without Cause)(7)	1 270 000	952 500	607 203	3 880 721	6 710 424

Change of Control(8)	1 270 000	952 500	2 621 570	3 880 721	8 724 791

Change of Control(9)	—	—	—	2 441 603	2 441 603

M.S. LITTLE

Resignation(6)	—	—	659 997	—	659 997

Retirement	—	—	659 997	—	659 997

Termination (Without Cause)(7)	2 100 000	2 415 000	659 997	4 398 045	9 573 042

Change of Control(8)	2 100 000	2 415 000	659 997	4 398 045	9 573 042

Change of Control(9)	—	—	659 997	—	659 997

M.R. MACSWEEN

Resignation	—	—	—	—	—

Retirement(10)	—	—	—	—	—

Termination (Without Cause)(7)	1 200 000	900 000	4 140 111	831 121	7 071 232

Change of Control(8)	1 200 000	900 000	4 140 111	831 121	7 071 232

Change of Control(9)	—	—	—	—	—

S.D.L. REYNISH

Resignation(6)	—	—	607 203	—	607 203

Retirement	—	—	607 203	—	607 203

Termination (Without Cause)(7)	1 200 000	900 000	607 203	2 120 785	4 827 987

Change of Control(8)	1 200 000	900 000	607 203	2 120 785	4 827 987

Change of Control(9)	—	—	607 203	—	607 203

(1)
In the case of all the NEOs, for termination with cause, no incremental value will be realized.

(2)
Short-Term Incentives include incremental annual bonus entitlement.

(3)
In the case of Mr. Cowan for termination (without cause), Long-Term Incentive includes the incremental value of "in-the-money" unvested option-based awards that vest during the notice period, calculated as the difference between the closing price of a Suncor common share on the TSX as at December 31, 2018 ($38.13) and the exercise price of the option. Under a change of control with involuntary termination, Long-Term Incentive includes the incremental value of all "in-the-money" unvested option-based awards that vest at termination, calculated in the case of a termination (without cause) noted above, and the incremental value of PSUs and RSUs held, pro-rated for active period of time in plan, that vest at termination, calculated as per the applicable Plan. PSUs are based on the performance level at December 31, 2018.

(4)
In the case of Mr. MacSween, for termination (without cause), Long-Term Incentive includes the incremental value of all "in-the-money" unvested option-based awards that vest during the notice period, calculated as the difference between the closing price of a Suncor common share on the TSX as at December 31, 2018 ($38.13) and the exercise price of the option, and the incremental value of PSUs held, calculated as per the PSU Plan and based on performance level at December 31, 2018. Under a change of control with involuntary termination, Long-Term Incentive includes the

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  51

  incremental value of all "in-the-money" unvested option-based awards and the incremental value of PSUs held that vest at termination, calculated as in the case of a termination (without cause) noted above.

(5)
In the event of termination (without cause) each NEO is granted an additional two years of pension service in respect of the notice period under the terms of their respective termination agreements. In addition, with a change in control, any non-vested NEOs would be immediately vested in the SERP. In the event of change in control (voluntary termination), immediate SERP vesting is the only benefit; there are no further incremental pension benefits payable under this scenario.

(6)
In the event of their resignation, Messrs. Williams, Little and Reynish are retirement eligible. The value includes the incremental value of all "in-the-money" unvested option-based awards held that vest as a result of their resignation. The values are calculated as the difference between the closing price of a Suncor common share on the TSX at December 31, 2018 ($38.13) and the exercise price of the option.

(7)
Includes a resignation by the NEO in the 120 day period following a constructive dismissal.

(8)
Assumes involuntary termination on change of control.

(9)
Assumes voluntary termination on change of control.

(10)
Messrs. Cowan and MacSween were not eligible for retirement as of December 31, 2018.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No current or proposed director, executive officer or employee of Suncor, or any former director, executive officer or employee of Suncor, or any associate of any of the foregoing, is, or has been at any time during 2018, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.

SUMMARY OF INCENTIVE PLANS

The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2018.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Percentage of issued and outstanding	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)	Percentage of issued and outstanding

Equity compensation plans approved by security holders	28 922 116	1.83%	38.25	21 929 260	1.38%

Equity compensation plans not approved by security holders	12 850	0.001%	24.50	—	—

Total	28 934 966	1.83%	38.25	21 929 260	1.38%

The numbers shown beside "Equity compensation plans approved by security holders" refer to options granted under the SOP and the closed Suncor Executive Stock Plan. The numbers shown beside "Equity compensation plans not approved by security holders" refer to the closed Suncor Key Contributor Stock Option Plan. In 2018, there were 7,926,904 options exercised pursuant to Suncor's incentive plans.

Suncor Energy Stock Option Plan.  The SOP provides for the grant of stock options to purchase Suncor common shares, as well as the grant of stock appreciation rights (SARs) to eligible employees of Suncor. Eligible employees are persons who provide services to Suncor or any of its subsidiaries or partnerships and for whom we are required by law to make income source withholdings. The maximum number of common shares issuable pursuant to the SOP is 50,786,376 common shares (or 3.2% of the total issued and outstanding common shares on December 31, 2018).

Options entitle the holder to purchase Suncor common shares at a price not less than the Market Value (as defined below) of the shares on the date of grant. Where SARs are granted on a stand-alone basis, each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of a share on exercise and the Market Value of a Suncor common share on the date of grant. The options and SARs generally have a term of seven years with a vesting schedule of one third per year over three years. "Market Value" means the simple average of the daily high and low prices at which Suncor common shares were traded in one or more board lots on the TSX over the five trading days immediately preceding the date of grant or exercise date, as the case may be. The exercise price of each option granted cannot be less than the fair market value of a common share at the time of grant.

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Due to legislative changes in 2010 under the Income Tax Act (Canada), Suncor no longer grants SARs or tandem SARs to Canadian employees.

Performance Share Unit Plan.  PSUs form a minimum of 50% of the equity component of total direct compensation for executives. A PSU award may pay out based on a vesting level between 0% and 200% of the number of PSUs awarded contingent upon Suncor's performance relative to a peer group of companies over a three-year period. PSUs provide for notional dividend re-investment.

The selection of peer group companies for a PSU grant is based on a number of criteria including size (revenue and market capitalization), industry and business scope (integrated and exploration and production companies), oil weighting, peers of peers (the companies most often used as peer companies) and stock behavior and volatility. The selection criterion is reviewed periodically and approved by the HR&CC. The PSU peer group is reviewed annually for new grants, adjusted as appropriate and approved by the HR&CC.

The peer group and related information for the 2017 and 2018 PSU awards are displayed below.

Anadarko Petroleum Corporation	Chevron Corporation	Husky Energy Inc.
Apache Corporation	ConocoPhillips	Imperial Oil Limited
BP plc	Devon Energy Corporation	Marathon Oil Corporation
Canadian Natural Resources Limited	EOG Resources Inc.	Occidental Petroleum Corporation
Cenovus Energy Inc.	Hess Corporation	Total SA

(1)
Percentile rank for Revenue and Assets is based on results reported for the nine months ended September 30, 2018 and as at September 30, 2018, respectively. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2018.

(2)
Percentile rank for Market Capitalization is based on information reported as of December 31, 2018. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2018.

Vesting of PSU awards is determined based on Suncor's TSR relative to peer companies and its resulting company grouping rank as displayed in the table below.

Company TSR Rank	Performance Factor (% of PSUs vesting)

1-3	200%

4-5	175%

6-7	150%

8-9	100%

10-11	75%

12-13	50%

14 and below	0%

Following a robust process, at the end of the three-year PSU grant performance period, TSR is measured, company grouping rank and performance factor are determined and, if applicable, a payout is made to participants in cash. The final payout value is based on the number of vested PSUs (including dividend equivalents) multiplied by the market price of a Suncor common share, as calculated under the PSU Plan provisions.

Since inception in 2004, 31% of PSU grant vesting levels have been below target, including three which were at 0%, 15% were at target and 54% have been above target based on relative TSR performance compared to the peer group. The last three PSU grant vesting levels have been above target, reflecting Suncor's consistently strong TSR relative to peer companies.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  53

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market toward satisfying any unmet share ownership guidelines at the compliance date.

Looking Ahead to 2019:

The HR&CC approved an amendment to remove Marathon Oil Corporation from the PSU peer group for grants made in 2019. This change follows the HR&CC's annual review of the peer group companies and maintains alignment with Suncor's peer group selection criteria.

The HR&CC also approved amendments in the vesting conditions of PSU awards for PSU grants made in 2019 (and going forward). First, vesting of PSU awards will now be determined by performance on the relative TSR (70%) and ROCE (30%). Second, the company rank methodology, and the associated performance factor, has been adjusted to the new number of peer companies and ensures that a 100% payout requires no less than median performance ranking. These amendments are in line with best practices and closely aligns with Suncor's strategic drivers of operational excellence and capital discipline.

Restricted Share Unit Plan.  The RSU Plan was established in January 2009 by the HR&CC. Under the plan, RSUs are granted to middle management as part of their competitive compensation and may be granted on a targeted basis and to support attraction and retention of individuals with key skills at the professional, middle management and executive levels. As RSU value is tied directly to Suncor's share price, RSUs serve to further align participants with shareholder interests.

Each RSU is a right to a cash payment, equivalent in value to one Suncor common share based on the value of Suncor's average common share price for the last 20 trading days of the restricted period. Grants under the RSU Plan are administered by the HR&CC or its delegate. RSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. The RSU Plan provides for notional dividend reinvestment.

Closed Plans.  The following table provides the key terms of the Suncor equity-based plans that are closed to new grants.

Year Approved	Plan Name(1)	Award Type	No. Outstanding at December 31, 2018 (% of outstanding shares)	Vesting Schedule	Expiry(2)	Performance Conditions

1992	Suncor Executive Stock Plan (ESP)	Option	65,000 (0.004%)	1/3 per yr over 3 yrs	10 years	No

2000	Petro-Canada Deferred Stock Unit Plans (Eligible Employees of Petro-Canada) (PCDSU)(3)	DSU	2 084	—	—	No

2004	Suncor Key Contributor Stock Option Plan (SKCSO)	Option	12 850 (0.001%)	1/3 per yr over 3 yrs	10 years	No

2004	Petro-Canada Deferred Stock Unit Plan (Non-Employee Directors of Petro-Canada) (PCCDSU)(4)	DSU	17 348	—	—	No

(1)
All plans closed effective August 1, 2009.

(2)
Period of time from grant date until maximum expiry. Where no period indicated, award will be automatically redeemed no later than 23 months following termination of employment, unless redeemed earlier under the terms of the respective plan.

(3)
This plan allowed eligible employees (as that term is defined in the plan) to elect to have their bonus payable in the next calendar year in DSUs.

(4)
Members (as that term is defined in the plan) could elect to receive all or a portion of their annual Board retainer and meeting fees in DSUs.

Aggregate Potential Dilution.  The aggregate potential dilution of all issued, outstanding and authorized options under Suncor stock option plans was 3.21% at December 31, 2018. Suncor has no other equity compensation plans involving newly issued securities.

Burn Rate.  In 2018 there were 7,231,080 stock options granted under the SOP which resulted in a burn rate of 0.45%. In 2017 there were 7,400,900 stock options granted under the SOP which resulted in a burn rate of 0.45%, and in 2016 there were 8,145,400 stock options granted under the SOP which resulted in a burn rate of 0.51%.

54  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Additional Terms of Equity Compensation Plans.

Issuance of Shares under Plans

•
No one person or company is entitled to receive more than 5% of the issued and outstanding Suncor common shares pursuant to all equity-based compensation arrangements.
•
The aggregate number of Suncor common shares which may be reserved for issuance under the SOP and all other security-based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Company Manual) in an amount exceeding 10% of Suncor's total issued and outstanding securities.

Amendment

•
Each of the SOP, and the closed ESP and SKCSO contains an amendment provision providing that the Board may amend, suspend or terminate the respective plan as it, in its discretion, may determine, without shareholder approval except for those amendments specifically requiring shareholder approval as mandated by the respective plan including: (a) an increase in the number of securities reserved under the plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder (other than as may be permitted by the TSX); (c) an amendment that extends the term of an award beyond its original expiry; and (d) allowing awards granted under the plan to be transferable or assignable other than for normal estate settlement purposes.

Impact of Change of Control, Reorganization or Other Events Affecting the Corporation

•
Suncor's equity compensation plans provide for adjustments to be made for the effect of certain events, including but not limited to, subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all Suncor common shares.
•
Upon a change of control, awards that have been granted under the SOP that remain outstanding on the change of control will be substituted with new awards on substantially the same terms and conditions. Provided the foregoing occurs, a holder's options will not vest upon or in connection with a change of control unless his or her employment is terminated within 12 months of the change of control (other than for cause), in which case the options will vest upon the holder's termination and shall expire three months following the termination date. However, where options that remain outstanding on a change of control are not substituted with new awards on substantially the same terms and in certain other circumstances (including at the discretion of the Board), the outstanding awards will immediately become exercisable. Any award not so exercised will expire at the closing of the change of control transaction.

Termination of Employment

•
Pursuant to the SOP, in the event of an employee's involuntary termination (other than for cause, death, permitted leave, retirement or in connection with a change of control) or voluntary termination of employment, unvested options expire immediately and vested options expire no later than three months from such termination. In the event of the holder's death, all options become exercisable by the holder's estate and shall expire no later than 12 months after the date of death. In the event of the holder's retirement, all options become exercisable and shall expire no later than 36 months after the date of retirement. If a holder is absent from work as a result of a permitted leave, the holder's options shall continue to vest for a period of 24 months from the date of commencement of the leave and the right to exercise such holder's options shall terminate no later than the expiration of 12 months from the date that is 24 months from the date of commencement of the leave. If the holder has not returned to active service prior to the expiration of 24 months from the date of commencement of the permitted leave then the holder's options which were not exercisable 24 months from the date of commencement of such leave shall immediately terminate. In the event of involuntary termination for cause, all options expire on the date of such termination.
•
There are no remaining unvested options under the ESP or the SKCSO. Pursuant to the ESP and the SKCSO, in the event of an employee's involuntary or voluntary termination of employment, vested options expire no later than six months from such termination. Vested options expire no later than 12 months after termination of employment due to death and no later than 36 months after termination of employment due to retirement. If a holder becomes entitled to disability benefits, the holder's right to exercise his or her options shall terminate no later than the expiration of twelve months from the date that is 24 months from the date of commencement of such entitlement.

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CLAW BACK POLICY

The Board approved the adoption of a claw back policy for Suncor in 2012. Under the claw back policy, in situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of, or affected by, a material restatement of all or a portion of the company's financial statements; (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines that it is in the company's best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the company's annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

DIRECTORS' AND OFFICERS' INSURANCE

Policies purchased by Suncor provide insurance for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers, with a US$100 million limit. The policies are subject to certain exclusions, and provide for a corporate deductible of US$10 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible and a US$200 million limit applies. In 2018, Suncor paid premiums of approximately US$1.727 million for directors and officers insurance for the 12-month period ending July 1, 2019.

ADVANCE NOTICE BY-LAW

In 2015, shareholders confirmed Amended and Restated By-Law No. 2, A By-Law Relating to Advance Notice of Nominations of Directors of the Corporation (By-Law No. 2), which establishes a framework for advance notice of nominations of persons for election to the Board. By-Law No. 2 sets deadlines for a certain number of days before a shareholders' meeting for a shareholder to notify the Corporation of his, her or its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. By-Law No. 2 applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors (whether or not also called for other purposes), and may be waived by the Board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.

In the case of an annual meeting of shareholders, notice must be given to the Corporation not less than 30 days prior to the date of the meeting; provided, however, that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice shall be made not later than the close of business on the tenth day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders, notice must be given not later than the close of business on the fifteenth day following the date on which the first public announcement of the date of the meeting was made. In the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice and access is used for delivery of proxy related materials, notice must be given not less than 40 days prior to the date of the meeting (but in any event, not prior to the date on which the first public announcement of the date of the meeting was made); provided, however, that if the meeting is to be held on a date that is less than 50 days after the date of such public announcement, notice shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth day following the date on which the first public announcement of the date of the meeting was made and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth day following the date of such public announcement. Shareholders should consult the full text of By-Law No. 2, which is available on Suncor's website at www.suncor.com and has been filed under the company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

As at the date of this management proxy circular, the Corporation had not received any additional director nominations.

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CORPORATE GOVERNANCE

The Board is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the New York Stock Exchange (NYSE). Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the Canadian Requirements) and the SEC, including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the SEC Requirements). NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies (NYSE Standards). Based on that review, Suncor's corporate governance practices in 2017 and 2018 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule B under the heading, "Compliance with NYSE Standards".

Suncor's Statement of Corporate Governance Practices (Statement) this year is based on the Canadian Requirements, as set out in National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices. This Statement has been approved by the Board, on the recommendation of its Governance Committee. Suncor's Statement can be found in Schedule B.

ADDITIONAL INFORMATION

Additional information relating to Suncor, including financial information, is provided in Suncor's audited consolidated financial statements for the year ended December 31, 2018 and in its MD&A, which are included in our 2018 Annual Report. Copies of these documents are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by e-mail request to info@suncor.com, or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

ADVISORIES

This management proxy circular and the schedules hereto contain certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would", "priority" and similar expressions.

Forward-looking statements in this management proxy circular and the schedules hereto include references to: the business of and procedure for the meeting; the composition of the Board following the meeting; the belief that electronic delivery will save paper, reduce our impact on the environment and reduce costs; management's expectation that none of the nominees for director will be unable to serve as director; the intended aims of compensation for directors and NEOs; the belief that Suncor's integrated model will allow Suncor to partially offset the impact of wider crude price differentials and the belief that Suncor has secured sufficient takeaway capacity; the belief that Suncor's integration has positioned Suncor to continue to build on its financial strength and deliver long-term shareholder value; the commitment of the HR&CC to ensuring that senior executive compensation is aligned with shareholders' interests and supports Suncor's competitiveness and future success; the belief that an effective senior leadership team

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and dedicated employees will allow Suncor to execute its strategy and deliver strong results; the HR&CC's belief that there is no excessive pay disparity between Suncor's CEO and market pay, given Suncor's relative size and performance versus peers; Suncor's belief that the key executive compensation governance practices are consistent with best practices, support Suncor's business objectives and align with shareholder interests; estimated values of compensation components and those of the Suncor Compensation Peers; that Suncor's compensation policies and programs do not encourage excessive risk that could have a material adverse effect on Suncor; the HR&CC's conclusion that it does not believe that there are any identified risks arising from the company's compensation policies and practices that are reasonably likely to have a material adverse impact on the company; Suncor's belief that it provides the right balance in its overall rewards program to attract, engage and retain talented, capable executives; Suncor's belief that FFO and ROCE are important indicators of the company's financial strength and profitability; statements surrounding Suncor's free funds flow target for 2020 to 2023, including the steps Suncor will take to achieve it; statements about the proposed interconnecting pipelines between Syncrude's Mildred Lake site and Suncor's Oil Sands Base plant; the belief that, as a result of cost management, Suncor will continue to generate significant cash, enabling its ongoing balance sheet strength as well as its ability to return value to shareholders; the expectation that the roll out of digital technology initiatives will accelerate through 2019; Suncor's belief that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace which improves overall business performance; the belief that the most effective way to achieve Suncor's goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Corporation and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders; references to Suncor's social goal and the strategies to achieve such goal; the anticipated effects of Suncor's corporate governance practices and those of the Board of Directors; the anticipated timing of the retirement of directors from the Board; and Suncor's belief in diversity amongst Board members and its workforce and plans with respect to diversity.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, quotas and other government-imposed compliance costs and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to us; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices;

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maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail in Suncor's AIF, its MD&A, Form 40-F and other documents it files from time to time with securities regulatory authorities. Copies of these documents and Suncor's audited consolidated financial statements for the year ended December 31, 2018 are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. The forward-looking statements contained in this management proxy circular and the schedules hereto are made as of the date hereof. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Financial information in this management proxy circular is reported in Canadian dollars, unless otherwise noted, and is provided in Suncor's audited consolidated financial statements for the year ended December 31, 2018 and the MD&A, which are included in our 2018 Annual Report. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted except Libya, which is on an entitlement basis. Certain financial measures in this management proxy circular – namely operating earnings, ROCE, free funds flow and FFO – are not prescribed by Canadian GAAP. Operating earnings is defined in the Advisories – Non-GAAP Financial Measures section of the MD&A and reconciled to the most directly comparable GAAP measure in the Financial Information section of the MD&A. ROCE and FFO are defined and reconciled to the most directly comparable GAAP measures in the Advisories – Non-GAAP Financial Measures section of the MD&A. Free funds flow is calculated by taking FFO and subtracting capital expenditures, including capitalized interest. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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SCHEDULE A: NAMED EXECUTIVE OFFICERS' OUTSTANDING OPTION-BASED AWARDS
AND GRANT DATE FAIR VALUES FOR SHARE-BASED AWARDS

The following table provides details of options held by the NEOs as at December 31, 2018. Details of options granted to NEOs subsequent to December 31, 2018 are included in the "Compensation Discussion and Analysis" section of the management proxy circular.

		Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date(2)	Value of unexercised "in-the-money" options(3) ($)

S.W. WILLIAMS	Jan. 27, 2009	65 000	24.50	Jan. 27, 2019	885 950

Chief Executive Officer(4)	Feb. 6, 2012	368 000	34.58	Feb. 6, 2019	1 306 400

	Feb. 15, 2013	380 000	32.46	Feb. 15, 2020	2 154 600

	Feb. 13, 2014	550 000	36.04	Feb. 13, 2021	1 149 500

	Feb. 16, 2015	600 000	38.90	Feb. 16, 2022	—

	Feb. 15, 2016	795 000	30.21	Feb. 15, 2023	6 296 400

	Feb. 20, 2017	755 000	42.03	Feb. 20, 2024	—

	Feb. 22, 2018	736 500	42.99	Feb. 22, 2025	—

A. COWAN	Aug. 12, 2014	152 800	43.00	Aug. 12, 2021	—

Executive Vice President and	Feb. 16, 2015	210 000	38.90	Feb. 16, 2022	—

Chief Financial Officer	Feb. 15, 2016	230 000	30.21	Feb. 15, 2023	1 821 600

	Feb. 20, 2017	220 000	42.03	Feb. 20, 2024	—

	Feb. 22, 2018	210 000	42.99	Feb. 22, 2025	—

M.S. LITTLE	Feb. 13, 2014	210 000	36.04	Feb. 13, 2021	438 900

President and Chief	Feb. 16, 2015	210 000	38.90	Feb. 16, 2022	—

Operating Officer(4)	Feb. 15, 2016	250 000	30.21	Feb. 15, 2023	1 980 000

	Feb. 20, 2017	265 000	42.03	Feb. 20, 2024	—

	Dec. 11, 2017	35 600	43.99	Dec. 11, 2024	—

	Feb. 22, 2018	375 000	42.99	Feb. 22, 2025	—

M.R. MACSWEEN	Feb. 6, 2012	25 000	34.58	Feb. 6, 2019	88 750

Executive Vice President,	Feb. 15, 2013	50 000	32.46	Feb. 15, 2020	283 500

Upstream	Feb. 13, 2014	160 000	36.04	Feb. 13, 2021	334 400

	Feb. 16, 2015	210 000	38.90	Feb. 16, 2022	—

	Feb. 15, 2016	180 000	30.21	Feb. 15, 2023	1 425 600

	Feb. 20, 2017	215 000	42.03	Feb. 20, 2024	—

	Feb. 22, 2018	205 000	42.99	Feb. 22, 2025	—

S.D.L. REYNISH	Feb. 15, 2016	153 333	30.21	Feb. 15, 2023	1 214 397

Executive Vice President, Strategy &	Feb. 20, 2017	143 333	42.03	Feb. 20, 2024	—

Operations Services	Feb. 22, 2018	205 000	42.99	Feb. 22, 2025	—

(1)
Refers to options granted under the SOP and closed ESP.

(2)
Subject to extension in certain circumstances in accordance with the terms of the SOP and the closed ESP.

(3)
Value reported reflects the "in-the-money" amount between the closing price on the TSX of a Suncor common share on December 31, 2018 ($38.13) and the exercise price of the options held at December 31, 2018.

(4)
Effective November 14, 2018, Mr. Williams retired from the position of President and Mr. Little was appointed President.

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Grant Date Fair Values for Share-Based Awards

The following table provides the grant date fair values for share-based awards granted to NEOs in 2016, 2017 and 2018.

Name	Year	PSUs ($)		RSUs ($)	DSUs ($)

S.W. WILLIAMS	2018	42.99		—	—

Chief Executive Officer(2)	2017	42.03		—	—

	2016	30.21		—	—

A. COWAN	2018	42.99		—	—

Executive Vice President and	2017	42.03		—	—

Chief Financial Officer	2016	30.21		—	—

M.S. LITTLE	2018	42.99		—	—

President and Chief Operating Officer(2)	2017	42.26	(1)	—	—

	2016	30.21		—	—

M.R. MACSWEEN	2018	42.99		—	—

Executive Vice President,	2017	42.03		43.99	—

Upstream	2016	30.21		—	—

S.D.L. REYNISH	2018	42.99		—	—

Executive Vice President, Strategy &	2017	42.03		43.99	—

Operations Services	2016	30.21		—	—

(1)
The PSU price reflects the weighted average grant fair value for Mr. Little's annual grant effective February 20, 2017 and the grant made on December 11, 2017 in connection with his appointment to Chief Operating Officer effective December 1, 2017.

(2)
Effective November 14, 2018, Mr. Williams retired from the position of President and Mr. Little was appointed President.

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SCHEDULE B: CORPORATE GOVERNANCE SUMMARY

Throughout this summary, there are references to information available on the Suncor Energy Inc. (Suncor or the Corporation) website. All such information is available at www.suncor.com under the "About Us – Governance" tab. In addition, shareholders may request printed copies of these materials by contacting Suncor at the address on the back of the management proxy circular which this schedule is attached to (the Circular), by calling 1-800-558-9071 or by email request to invest@suncor.com.

Suncor's Board and management are committed to best practices in corporate governance. Suncor has a comprehensive corporate governance program which follows best practices and is in compliance with all applicable rules and regulations.

Board of Directors – Composition and Independence

The cornerstone of Suncor's governance system is its board of directors (Board), whose duty is to supervise the management of Suncor's business and affairs. The composition of the Board and its independence are important elements of this system. Steven W. Williams, Suncor's Chief Executive Officer (CEO), is the only member of the Board who is not independent. Following the 2019 annual general meeting (2019 AGM) and assuming that all nominees for director are elected as contemplated in the Circular, 8 of 9 members (89%) of the Board will be independent directors with the sole non-independent director being Mark S. Little who will be Suncor's President and CEO upon Mr. Williams' retirement at the 2019 AGM. A short biography of each individual standing for election to the Board can be found starting on page 7 of the Circular.

Suncor's independent directors meet in-camera at each Board and committee meeting without Mr. Williams or any other member of management present. The Board sessions are presided over by Michael M. Wilson, Suncor's independent Board chair. The committee sessions are presided over by the independent chairs of the respective committees. The applicable chair then communicates to management any issues or matters discussed at the in-camera meetings requiring management attention.

The Board has approved position descriptions for the Board chair and Board committee chairs, which are available on Suncor's website. The position description for the Board chair is also set out in Schedule C. These position descriptions supplement the Terms of Reference, as described below. The position descriptions are reviewed annually by the Governance Committee. Any changes to the position descriptions are recommended by that committee to the full Board.

On an annual basis, the Board reviews and assesses the independence of its members in accordance with criteria it has adopted for this purpose. The Board's independence policy and criteria include a description of certain relationships that operate as a complete bar to independence as well as additional requirements applicable to members of the Audit Committee. Suncor's independence criteria, which are set out in Schedule D, are consistent with the Canadian Requirements and the SEC Requirements (each defined on page 57 of the Circular).

In applying the independence criteria, the Board reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with Suncor. The Board determines in each case

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whether the relationships could be reasonably expected to interfere with the exercise of the director's independent judgement.

Some members of the Board are involved with companies with which Suncor has business relationships. The Board has reviewed each of these relationships against the independence criteria and has determined that none of these relationships impair the independence of the individual directors: (i) as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them nor is it dependent on or variable with the nature or extent of the business relationship with Suncor; (ii) any business relationship with Suncor is not material to Suncor or the other company; and (iii) they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve.

The Board's conflict of interest policy precludes these directors from voting with respect to any contract or transaction where a potential conflict of interest could exist, should they be considered by the Board (see "Conflicts of Interest").

Other Public Company Board Memberships.  While Suncor does not limit the number of public company boards on which a director may serve, the Terms of Reference provide that each director should ensure that he or she is able to devote sufficient time and energy to carry out their duties effectively. Suncor's CEO can only join the board of another public company with the consent of the Board.

Some of Suncor's directors sit on the boards of other public companies, the particulars of which are set out on pages 7 to 11 of the Circular. None of Suncor's directors are considered to be "over-boarded" as currently defined by the guidelines established by either Institutional Shareholder Services, Inc. or Glass, Lewis & Co.

A board "interlock" occurs when two or more Suncor directors are on the board of another public company. Suncor does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. None of Suncor's directors currently have a board interlock.

Nomination of Directors and Selection Process

The Governance Committee conducts the selection process for new nominees to the Board pursuant to its policy on the selection process for new Board members (the Selection Process Policy). Directors are selected for their integrity, character, sound and independent judgment, breadth of experience, insight and knowledge and business acumen. The Governance Committee has emphasized the Board's commitment to having a diverse Board comprised of individuals having a diversity of backgrounds, experience and skills sets. The inclusion of an appropriate number of female directors and the identification of female candidates is also a key search criterion in the director selection and nomination process as per the terms of the Board Diversity Policy (the Diversity Policy). See "Diversity and Inclusion" for a discussion of the Diversity Policy and how the Board incorporates diversity into the Board selection process.

Pursuant to the policies of the Board, the assessment and selection process is undertaken by the Governance Committee as needed and consists of several steps, including: (i) maintaining and updating an inventory of capabilities, competencies, skills and qualities of current Board members and of the Board as a whole; and (ii) identifying capabilities, competencies, skills and qualities desired to be added to the Board, taking pending retirements and the Board's current needs and priorities into account. The role of the CEO in that process is limited and appropriate. The Board has determined that the industry background and functional experience of the Board currently maps well to Suncor's business strategy, as well as its vision to be a trusted steward of valuable natural resources.

The following table lists the capabilities, competencies, skills and qualities of the non-executive directors standing for re-election at the 2019 AGM, together with their retirement dates in accordance with Suncor's Retirement and Change of Circumstance Policy (the Retirement Policy), assuming an annual meeting in late April of their retirement year, based on their ages.

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(1)
Dates are in accordance with Suncor's Retirement Policy and indicate the year in which the director must retire, absent exceptional circumstances. See "Mechanisms of Board Renewal".

(2)
Mr. Little, the only director nominee who is also an executive officer of Suncor, has competencies in the following areas: (i) primary industry background: oil and gas, mining and consumer and industrial products and services; and (ii) skills and experience: operations, project management, technology / IT, public policy / government relations, strategy and economics and EHS and social responsibility.

The above inventory is assessed as required to identify any capabilities, competencies, skills and qualities desired to be added to the Board in light of the Board's current needs and priorities. The Governance Committee uses this assessment as a basis for identifying selection criteria describing the skills, experiences, qualifications, diversity (gender, ethnicity/Aboriginal status, age, business experience, professional expertise, personal skills, stakeholder perspectives, geographic background and other diversity attributes) and personal qualities desired in potential new Board members. The Governance Committee identifies candidates from a number of sources, including executive search firms and referrals from existing directors. When a vacancy occurs or is pending, the Governance Committee identifies a short list of potential candidates to pursue further. In addition to the factors listed above, the Governance Committee considers whether each candidate can devote sufficient time and resources to his or her duties as a Board member. The identification of female candidates is also a key search criterion in the director selection and nomination process. The Governance Committee engages an executive search firm or other third party expert to assist in carrying out its duties and must retain such parties to complete reference and background checks on Board candidates. Pursuant to Board policies, the Governance Committee is required to maintain and update as needed, a list of potential Board candidates for planned and unplanned vacancies through the form of an evergreen list.

Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the Governance Committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation on Board candidates to the full Board. Candidates may be appointed by the Board to hold office for a term expiring not later than the close of the next annual meeting of shareholders.

Diversity and Inclusion

Board of Directors.  A fundamental belief of Suncor's Board is that a Board comprised of women and men representing diverse points of view can add greater value than a Board comprised solely of directors with similar backgrounds. The Board aims to be comprised of directors who have a range of perspectives, insights and views in relation to the issues affecting Suncor. This belief in diversity has been confirmed in the Diversity Policy adopted by the Board. The Diversity Policy provides that the Board should include individuals from diverse backgrounds, having regard to gender, ethnicity/Aboriginal status, age, business experience, professional expertise, personal skills, stakeholder perspectives, geographic background and other diverse attributes. In particular, the Board believes there should be an appropriate number of female directors and aspires to maintain a Board in which each gender represents at least 30% of the members of the Board. Accordingly, consideration of whether the diverse attributes highlighted in the policy are sufficiently represented on the Board is an important component of the selection process for new members of Suncor's Board.

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The Board has ensured that the Diversity Policy will be effectively implemented by embedding it into its Selection Process Policy. The Selection Process Policy requires the Governance Committee to conduct periodic assessments to consider the level of representation on the Board of the various attributes enumerated in the Diversity Policy, including the number of women on the Board. The Governance Committee has emphasized the Board's commitment to the recruitment of women in recent years by making the identification of female candidates a key search criterion in the director selection and nomination processes it has undertaken. The Diversity Policy requires that it is reviewed annually to assess its effectiveness in promoting a diverse Board. The Board members also have the opportunity to evaluate, on an annual basis, the effectiveness of the director selection and nomination process through the Evaluation Process (as defined herein), see "Annual Evaluation Process" under the heading "Board Tenure and Renewal".

Through the Diversity Policy, the Board has established a measurable gender diversity target of 30% for each of the male and female gender. In addition, Suncor is a proud supporter of the 30% Club Canada, a not-for-profit organization that is focused on the continued drive towards achieving greater gender balance at all levels, including an aspirational objective of 30% women on boards by 2020. The Board is proud that, with 30% women on the Board, it currently meets the target in the Diversity Policy as well as the aspirational objective of the 30% Club Canada. Further, following the 2019 AGM and assuming that all nominees for director are elected as contemplated in the Circular, three of nine directors (33%) on the Board will be women.

The graphs below show the breakdown of the 2019 director nominees by gender and age.

Suncor Management.  Suncor believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance.

Suncor recognizes the value of ensuring that the Corporation's employees have diverse attributes, including that it has a substantial number of female employees. The Corporation has developed an execution plan to work towards increasing the number of female employees throughout the organization, including in leadership positions. One of the objectives of this plan is to ensure there will be highly qualified women within Suncor available to fill vacancies in executive officer and other leadership positions. A particular focus of this work has been to increase the representation of women in operations and maintenance roles, two areas in which women have been traditionally underrepresented in Suncor's industry.

In appointing individuals to its senior leadership team, which is comprised of Suncor's executive officers and senior leaders reporting directly to executive officers, Suncor weighs a number of factors, including the skills and experience required for the position and the personal attributes of the candidates. The level of representation of women in senior leadership roles is also considered as one such factor.

Currently, one out of nine members (11%) of Suncor's executive leadership team, which is comprised of Suncor's executive officers, is a woman and 14 out of 45 (31%) of Suncor senior leaders are women.

At the present time, Suncor has not adopted a target for the number of women in executive officer or senior leadership positions. Suncor believes the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Corporation and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. This includes regularly assessing formal processes to identify and remove barriers to women's

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advancement, as well as taking action to build a culture of inclusion throughout the organization.

Suncor's strategy and execution of the plans for diversity and inclusion is driven by a Diversity and Inclusion Council which is comprised of senior leaders from each part of the business. 2018 priority focus areas and accomplishments included establishing multi-year action plans and associated metrics for all major business areas in the organization, a continued focus on unconscious bias awareness training across multiple leadership levels and continued improvements to talent processes to broaden our recruitment reach and reduce systemic bias.

Suncor is committed to other aspects of diversity in addition to its initiatives to foster gender diversity. The Corporation has a strategy aimed at increasing the participation of Indigenous Peoples in energy development, including improving Indigenous workforce development at Suncor as part of Suncor's social goal of building greater mutual trust and respect with the Indigenous Peoples of Canada.

Board Tenure and Renewal

The Board's goal is to be a balanced board made up of members who have a range of perspectives, insights and views in relation to issues affecting Suncor. In furtherance of that goal, the Board has implemented two primary mechanisms of board renewal: the Retirement Policy; and an annual evaluation process, each of which is described in detail below. The Board has not adopted term limits for directors as it believes the Retirement Policy and the annual board evaluation process are effective in achieving the appropriate level of renewal of the Board's membership.

The tenure of directors standing for election at the 2019 meeting can be summarized as follows, with the average director tenure being 6.9 years:

Retirement Policy.  The Board has adopted the Retirement Policy, which provides that all directors, other than management directors, must retire from the Board upon completion of their term of office at the annual meeting of shareholders following their 72nd birthday. The Governance Committee, in consultation with the Board chair, has the authority under exceptional circumstances to recommend extension of the term of a Board member if the retirement of such director would not be in the best interests of Board continuity and effectiveness. Any such extension shall be subject to approval of the Board. The CEO and other management directors are required to leave the Board when they cease to be employees of Suncor.

Annual Evaluation Process.  Suncor's Board Effectiveness Policy establishes an annual process (the Evaluation Process) whereby directors are provided with an opportunity to evaluate the effectiveness of the Board, its committees, the Board chair, committee chairs and individual directors and to identify areas where effectiveness may be enhanced. The results of the Evaluation Process carried out in 2018 confirmed that all directors and committees, and the Board as a whole, effectively fulfilled their responsibilities.

The Evaluation Process involves the solicitation of input from individual directors through an annual on-line survey presented in two parts: (i) an evaluation form that explores the directors' views and solicits feedback on how well they believe the Board and its committees, including their chairs, are performing (the Board Effectiveness Survey); and (ii) a peer feedback survey (the Peer Survey) that explores the directors' views and solicits feedback on their assessment of other directors' performance, including their contributions and participation in Board discussions and debate, accountability, knowledge, experience, demonstration of high ethical standards and communication and persuasion skills.

The Evaluation Process includes open-ended questions to allow directors to elaborate on their responses and to suggest improvements. The Board Effectiveness Survey asks each director whether he or she believes the Board and each of its committees are functioning as they should in accordance with their mandates. Consideration of the appropriateness of the Board's size is also addressed and the size of the Board was confirmed to be appropriate by the directors in 2018. Information obtained from the answers to these questions assists the Board in determining whether any of the Board or committee mandates or Board processes or policies should be revised.

Board Effectiveness Review

Confidential responses are tabulated and analyzed by the Corporate Secretary and presented in a report which is circulated to the chair of the Governance Committee and Board chair, who then work with the Corporate Secretary to

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summarize key items and recommendations for enhancing or strengthening effectiveness (including any recommendations arising from the one-on-one meetings described under "Peer Review" below). The recommendations are tabled, discussed and finalized at the first Governance Committee meeting in each calendar year and timelines and action items are assigned at the meeting to track any follow-up to effect the recommendations. The chair of the Governance Committee reports to the full Board on the survey results and action items at the first meeting of the Board in each calendar year and reports on the progress made on the recommendations throughout the year. All materials distributed to the Governance Committee are made available for review by all directors.

Peer Review

The results of the Peer Survey are tabulated and consolidated by the Corporate Secretary and a summary report is circulated to the chair of the Governance Committee and Board chair. Individual directors receive their personal results.

The Board chair conducts one-on-one meetings with each director to discuss his or her peer review results and to receive input on governance, risk and strategy. The Board chair discusses his own peer review results with the chair of the Governance Committee. The one-on-one meetings are completed prior to the first Board and committee meetings held in each calendar year. This allows any input provided on governance, risk and strategy to be incorporated in the action plans arising from the Evaluation Process. Once the peer review meetings are completed, the Board chair prepares a summary of key items arising from these discussions which are discussed in-camera at the Governance Committee and at the meeting of the full Board.

Terms of Reference

The Board has adopted terms of reference (the Terms of Reference), which serve as the charter of the Board. The Terms of Reference are reviewed by the Board at least annually. They include a general overview of the Board's role in Suncor's governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate that describes its major responsibilities, goals and duties. Matters included in the mandate range from specific matters, including those that by law must be exercised by the Board, such as the declaration of dividends, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor and its business. The Terms of Reference provide that the Board is responsible for the selection, monitoring and evaluation of executive management and for overseeing the ways in which Suncor's business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Schedule E.

The Board discharges certain of its responsibilities through its four standing committees: the Audit Committee, the Environment, Health, Safety and Sustainable Development (EHS&SD) Committee, the Governance Committee and the Human Resources and Compensation Committee (HR&CC). Each committee has a mandate, which it reviews annually and updates as appropriate. Any proposal to amend the mandates is reviewed by the Governance Committee for recommendation to the Board. There were no material amendments to any committee mandate in 2018.

The Governance Committee, with input from the Board chair, makes recommendations to the Board regarding committee appointments. In considering the appointment of members to Board committees, the Governance Committee and the Board endeavor to include directors of diverse backgrounds and at least one director with expertise and experience relevant to the committee's key roles.

Except where otherwise specified in the Terms of Reference, Suncor's by-laws or the relevant committee mandate, each committee has the power to determine its own rules of procedure. Subject to limited exceptions, the committees generally do not have decision making authority; rather, they convey their findings and recommendations on matters falling within their mandates to the full Board.

The committees also have the authority to conduct independent investigations into matters that fall within the scope of their responsibilities and may engage external advisors (as may the full Board or an individual director), at Suncor's expense, to assist them in fulfilling their mandate.

The Board delegates day-to-day management of Suncor's business to the CEO and other members of senior management. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated by the Board.

The Board has developed and approved a position description for the CEO, which includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations and management's relationship with the Board. A copy of the CEO position description is available on Suncor's website.

The following is a description of some key duties of the Board as set out in the Terms of Reference. For more information, please refer to "Board Committees", the Terms of Reference and the mandates of the Board committees available on Suncor's website.

Ethics.  The Terms of Reference require the Board, through the CEO, to establish Suncor's standards of conduct, including the Corporation's general moral and ethical tone and compliance with applicable laws. The CEO in turn is accountable for setting a high ethical tone and fostering a culture of integrity throughout the organization. The Board

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plays an active role in ensuring a high standard of corporate ethics and integrity through its oversight of Suncor's written standards of business conduct (the Code) and compliance program (see Ethical Business Conduct), and through its assessment and evaluation of the performance of the CEO.

Strategic Planning.  One of the Board's major duties is to review with management Suncor's mission, objectives and goals and the strategies and plans for achieving them. The Board also monitors Suncor's progress toward its strategic goals and plans, and revises Suncor's direction where warranted.

The Board is continually updated on the human, technological and capital resources required to implement Suncor's strategies and any regulatory, environmental, social, cultural or governmental constraints that may impact Suncor in carrying out its business objectives. Where instructive, this includes a competitive analysis of Suncor against its peers in different facets of its business. The Governance Committee acts as a sounding board for management on key strategic initiatives, and ensures that timely Board reviews of these initiatives occur throughout the year.

In addition to the Board's ongoing stewardship over Suncor's strategy, each year the Board holds a meeting devoted solely to corporate strategy. The Governance Committee works with management to design this annual strategy meeting, and following the meeting, assesses its effectiveness. The annual strategy meeting generally includes internal and external speakers to provide updates and perspectives on topical issues that could impact Suncor's corporate strategy. Discussions also occur at regularly scheduled Board meetings throughout the year to update the corporate strategy and to discuss developments, opportunities and issues that arise during the year on an 'as needed' basis.

The Board is also responsible for ensuring Suncor has an effective strategic planning process, and on an annual basis reviews Suncor's annual business plan (including Suncor's annual capital budget) and in doing so endorses the strategies reflected in Suncor's long range plan. The Governance Committee provides assistance to the Board by annually assessing Suncor's planning and budgeting processes.

Stakeholder Communications.  Suncor has a disclosure policy that establishes guidelines for Suncor's communications with shareholders, investment analysts, other stakeholders and the public generally. This policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons and establishes internal review processes for key public communications. The Code addresses Suncor's obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees and contract workers trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and Chief Financial Officer (CFO). Suncor has a Disclosure Committee, chaired by the Vice President and Controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of financial reports by the CEO and CFO.

Suncor interprets its operations for its shareholders and other stakeholders through a variety of channels, including its periodic financial reports, securities filings, news releases, Report on Sustainability, Climate Risk and Resilience Report, webcasts, external website, social media posts, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, which incorporate surveys of shareholders and analysts, and through participation in the regulatory process. The Board, either directly or through the activities of a designated Board committee, reviews and approves all quarterly and annual financial statements and related management's discussion and analysis (MD&A), the management proxy circular, the annual information form/Form 40-F and press releases containing significant new financial information, among other items.

Shareholder Engagement.  Suncor recognizes the importance of strong and consistent engagement with its shareholders. The Board is specifically mandated to ensure systems are in place for communication with Suncor's shareholders and other stakeholders and that these systems are appropriately resourced. Suncor maintains a toll-free phone number as well as email and regular mail addresses for stakeholder feedback and questions. In addition, Suncor encourages shareholders to attend Suncor's annual meeting and interested parties may attend in person or via webcast. The annual meeting provides a valuable opportunity to hear directly from Suncor's management about the results of Suncor's business and operations, as well as its strategic plans. Members of the Board are in attendance at annual meetings and the Board chair and the chair of each Board committee are available to answer questions as appropriate. In addition, senior management hold quarterly conference calls and webcasts with the investment community to review Suncor's most recently released financial and operating results.

The Board recognizes that it is also important for the Board to communicate with shareholders, including organizations that represent or advise shareholders (collectively, Interested Parties) on matters of governance, and to that end, has adopted a Shareholder Communication and Engagement Policy (the Engagement Policy). In accordance with the Engagement Policy, Interested Parties may communicate to the Board in writing to express their views on matters that are important to them, by addressing their correspondence

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to the Board in care of the Corporate Secretary at the address on the back page of the Circular, or via email at: invest@suncor.com, subject line: Attention: Chair of the Board / Chair of [Insert Board Committee Name] c/o Corporate Secretary. The Board has determined that questions or concerns related to the Board and senior management succession processes, executive and Board compensation, Board level corporate governance and other matters that are within the scope of the Board's supervisory and oversight duties, as set out in its Terms of Reference, may appropriately be addressed to, and by, the Board. In addition, the Engagement Policy recognizes that in certain circumstances it may be appropriate for Board members, generally through the Board chair or the chair of a committee, to meet with an Interested Party, and sets out criteria to be considered if the Board receives a meeting request and terms applicable to the conduct of any such meeting.

During 2018, the Board chair, certain directors and several members of the executive team communicated with various corporate governance stakeholders to listen to their opinions. These meetings involved a dialogue on a number of topics, including: corporate governance (Board composition/diversity, governance structures/processes, compensation, risk oversight), climate risk management, water and tailings management, technology, sustainability strategy, sustainability disclosure, community, indigenous relations and operating results.

Risk Oversight.  Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The Board oversees Suncor's Enterprise Risk Management Program (the ERM Program). In accordance with the ERM Program, senior management, including the CEO, undertakes an entity-wide process to identify, assess and report on the significant risks to Suncor's business and management's strategies to address risk.

The Board ensures there are systems in place to effectively identify, manage and monitor the principal risks of Suncor's business, and to mitigate their impact. A principal risk is generally considered to be an exposure that has the potential to materially impact Suncor's ability to meet or support its strategic objectives.

Each year the Board reviews Suncor's principal risks. The Audit Committee annually reviews the governance of the ERM Program and ensures each principal risk is mapped to a Board committee or the full Board as appropriate for oversight. The Audit Committee also reviews and approves the appointment of the vice president responsible for Suncor's enterprise risk and internal audit function, who reports directly to the Audit Committee regarding enterprise risk management matters.

The following table sets forth Suncor's principal risks and the Board committee and/or full Board to which each principal risk is mapped for oversight, as well as highlighting the role of the Board and the Audit Committee in reviewing the principal risks.

Risk Category	Board of Directors	Audit Committee	Governance Committee	EHS&SD Committee	HR&CC

Principal Risk Review	✓	✓

Commodity Price	✓

Major Operational Incident (Safety, Environmental and Reliability)	✓			✓

Government/Regulatory and Policy Effectiveness				✓

Carbon Risk	✓			✓

Market Access	✓

Information Security		✓

Project Development and Execution	✓

Cumulative Impact and Pace of Change					✓

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Members of the Board question management at Board and committee meetings, as well as throughout the year, to ensure that risks are appropriately identified, assessed, mitigated and monitored. The high level of engagement of Board members, as well as their extensive experience, contributes to the effectiveness of the Board's risk oversight, and contributes to the Board's understanding of the interrelationship of risks and any pre-existing conditions or vulnerabilities that could have a compounding impact on Suncor.

Sustainability is embedded in Suncor's vision, as well as being a key strategic priority and focus area, which is reflected by the establishment in 2017 of a Chief Sustainability Officer. Environmental and social concerns are integrated into our existing principal risks and ERM Program.

For a detailed explanation of the significant risks applicable to Suncor and its businesses, see "Risk Factors" in Suncor's Annual Information Form dated February 28, 2019, filed under Suncor's profile at www.sedar.com.

Succession Planning and Monitoring/Evaluating Senior Management.  The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. While the Board remains active in this area, the HR&CC is specifically mandated to assist the Board by ensuring that appropriate executive succession planning and performance evaluation programs and processes (including development and career planning) are in place and operating effectively for executives. The HR&CC also reviews significant changes to the organization's structure as they arise and the impact these changes have on executive roles.

The HR&CC annually reviews the succession planning process and results for executive leadership, and reports to the Board on these matters. As part of this process, the CEO, supported by the Senior Vice President, Human Resources, reviews candidates for the CEO and other executive leadership positions, with the HR&CC. In its July meeting, the HR&CC reviewed and confirmed its support for Suncor's succession and development plans for its senior executive positions. The HR&CC also met in camera to discuss the CEO succession plan and has an emergency CEO succession plan in place, should it be required. In November 2018, an important step in the CEO succession plan was successfully implemented when the Board announced that Mark Little had been appointed to the role of President and would assume the role of CEO following Steve Williams' retirement at the 2019 AGM.

The Board also reviews Suncor's processes for identifying successors for its vice presidents, employees who directly report to its vice presidents, and managers. Successors are identified using a formal process that rigorously assesses leadership potential across Suncor using specific criteria, including employees' performance, aspirations, engagement, agility, experience and capabilities. For a discussion of how Suncor considers diversity in this process, see "Diversity and Inclusion".

The Board encourages the CEO to expose the Board to Suncor's executives and high potential employees, both for succession planning and career development and to provide the Board with a broader perspective on issues relevant to Suncor. Directors are provided with opportunities to meet with Suncor employees through attendance at events hosted by Suncor, such as Suncor's President's Operational Excellence Awards, or when they visit Suncor's facilities.

The HR&CC assists the Board in monitoring the CEO's performance by conducting an annual performance review against predetermined goals and criteria (including the goal of succession planning). The HR&CC also reviews with the CEO the performance of his direct reports.

Expectations and Responsibilities of Directors.  The Terms of Reference, supplemented by a Board approved accountability statement for directors (the Accountability Statement), which is available on Suncor's website, identifies the key expectations placed on Board members. Board meeting dates are established well in advance and directors are expected to be prepared for and attend all meetings absent extenuating circumstances. Directors' attendance records for meetings held in 2018 are set out on page B-12.

Directors are required to devote sufficient time, effort and energy to their role as a Suncor director to effectively discharge their duties to Suncor and the Board. Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee.

Internal Controls.  The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor's internal controls and management information systems. The Audit Committee assists the Board in this regard and monitors the effectiveness and integrity of

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Suncor's financial reporting, management information, internal controls of business processes and Internal Audit function (excluding operations integrity audit matters, which are specifically within the mandate of the EHS&SD Committee(1)).

The Audit Committee exercises general oversight over the Internal Audit function by reviewing the plans, activities and performance of the Internal Auditors. The appointment or termination of the vice president responsible for Internal Audit is approved by the Audit Committee. This individual has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. The Audit Committee also reviews and recommends appointees to the office of the CFO.

Board Committees

In addition to the responsibilities described elsewhere in this Schedule, the following provides a brief summary of the key functions, roles and responsibilities of Suncor's Board committees. The complete text of the mandate of each Board committee is available on Suncor's website.

Governance Committee.  The Governance Committee assists the Board in two main areas: corporate governance; and corporate strategy.

In its governance role, the Governance Committee is mandated to determine Suncor's overall approach to governance issues and key corporate governance principles. In doing so, it closely monitors emerging best practices in governance. In addition, the Corporate Secretary, or her delegate, attends conferences and meetings on governance and updates the committee on developing trends and practices. Suncor also reviews recommendations of governance and shareholder advisory organizations and participates in benchmarking studies undertaken by such organizations to assess its governance practices in relation to those of other issuers in a wide range of geographies and industries. The Corporation's legal function monitors changes in law, administrative policy and stock exchange requirements relating to governance, and provides updates to the Governance Committee.

The Governance Committee also reviews matters pertaining to Suncor's values, beliefs and standards of ethical conduct and any principal risks that have been delegated to the committee for oversight, and assists the Board in its strategy role (see "Ethics" and "Strategic Planning", under the heading "Terms of Reference").

The Governance Committee reviews and reports to the Board on directors' compensation. In consultation with the HR&CC and outside advisors, the Governance Committee has developed guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director compensation program. The Governance Committee annually reviews the competitiveness and form of Board compensation and makes recommendations to the full Board on Board compensation and share ownership guidelines for directors. The Board sets director compensation based upon these recommendations.

Audit Committee.  The Audit Committee assists the Board in matters relating to Suncor's external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters. The Audit Committee also assists the Board in matters relating to internal controls of Suncor's business processes and the Internal Audit function (see "Internal Controls", under the heading "Terms of Reference").

The Audit Committee plays a key role in relation to Suncor's external auditors. It initiates and approves their engagement (including fees) or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.

The Audit Committee reviews with management and external auditors, and as appropriate approves, significant financial reporting matters, the conduct and results of the annual audit and significant finance and accounting policies and other financial matters. The Audit Committee also reviews Suncor's annual and quarterly financial statements, annual and quarterly MD&A and annual information form/Form 40-F. The Audit Committee approves quarterly financial statements and quarterly MD&A through authority delegated by the Board and makes recommendations to the Board with respect to approval of the annual disclosure documents.

The Audit Committee plays a key oversight role in the evaluation and reporting of Suncor's oil and natural gas reserves. This includes review of Suncor's procedures relating to reporting and disclosure, as well as those for providing information to Suncor's independent reserves evaluators. The Audit Committee reviews and approves the appointment and terms of engagement (including fees) of the reserves evaluators, including their qualifications and independence and any changes in their appointment. Suncor's reserves data and report of the reserves evaluators are annually reviewed by the Audit Committee prior to approval by the full Board.

(1)
References throughout this Schedule to "Internal Audit" in relation to the Audit Committee do not include the operations integrity audit department.

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The Audit Committee reviews Suncor's policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, and funding and investment strategies of Suncor's registered pension plan. The Audit Committee oversees generally the Board's risk management governance model (see "Risk Oversight", under the heading "Terms of Reference") and also reviews audits conducted of Suncor's standards of business conduct compliance program (see "Ethical Business Conduct").

Members of the Audit Committee are required to be financially literate. All of Suncor's directors, including all members of the Audit Committee, are considered financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an "audit committee financial expert". The Board has determined Ms. Bedient and Messrs. D'Alessandro and MacDonald to be such experts. The criteria for assessing the financial literacy of directors, and whether they qualify as an "audit committee financial expert", are set out in the Terms of Reference.

For additional information about Suncor's Audit Committee, including the Audit Committee Mandate and Pre-approval Policies and Procedures, see "Audit Committee Information" in Suncor's Annual Information Form dated February 28, 2019, filed at www.sedar.com.

Environment, Health, Safety and Sustainable Development Committee.  The EHS&SD Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health, safety and sustainable development. This includes the effectiveness of management's establishment and maintenance of appropriate EHS&SD policies, and monitoring the adequacy and effectiveness of Suncor's Operational Excellence Management System (an overarching framework to manage operational risk), and related business processes. The EHS&SD Committee also monitors management's performance and emerging trends and issues in these areas. In fulfilling its role, the EHS&SD Committee reviews management stewardship reports as well as the findings of significant external and internal environmental, health and safety investigations, assessments, reviews and audits. Suncor's annual Report on Sustainability, a detailed public disclosure document that includes Suncor's Climate Risk and Resilience Report, reporting on Suncor's EHS&SD progress, plans and performance objectives as well as disclosure on lobbying, is also reviewed by the EHS&SD Committee.

The EHS&SD Committee assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of environment, health, safety and sustainable development.

Human Resources and Compensation Committee.  The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board in consultation with the HR&CC and the Board chair. The HR&CC annually reviews the CEO's performance against these objectives and against the key accountabilities of his position, as set out in the CEO's position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO's evaluation of the other senior executives within the organization and his recommendation for their total compensation. For more information about the HR&CC and the process and criteria for determining the CEO's total compensation, see "Compensation Discussion and Analysis" in the Circular. See also "Succession Planning and Monitoring/Evaluating Senior Management", under the heading "Terms of Reference".

Board and Committee Meetings

The Board chair, in consultation with the Corporate Secretary, has the responsibility of establishing a schedule for meetings of the Board and its committees each year, which is approved by the Board. Board and committee meeting dates are established sufficiently in advance where possible (at least one year and longer if practical) to minimize conflict with other commitments on directors' schedules. The Board holds at least six meetings per year, one of which is dedicated to strategy. If during the course of the year circumstances require Board or committee action or consideration, additional meetings are called.

The Board chair works with the CEO to establish the agenda for each Board meeting. The chair of each committee, in consultation with the committee secretary, determines the agenda for each committee meeting. Each Board member is free to suggest inclusion of items on any Board or committee agenda. Whenever feasible, important issues for decision are dealt with over the course of two meetings. The first meeting allows for a thorough briefing and the second allows for the final discussion and decision.

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The following provides details about Board and committee meetings held during 2018 and the attendance of the directors at these meetings.

Board and Committees	Number of Meetings Held in 2018

Board	6

Audit Committee	6

EHS&SD Committee	4

Governance Committee	5

HR&CC	5

Number of Meetings and Number of Meetings Attended

Director	Board(1)	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC	Committees (total)	Overall Attendance

Patricia M. Bedient	6/6	6/6	4/4	—	—	10/10	16/16
	(100%)	(Chair)				(100%)	(100%)

Mel E. Benson	6/6	—	4/4	—	5/5	9/9	15/15
	(100%)					(100%)	(100%)

Dominic D'Alessandro	5/6	5/6	—	4/5	—	9/11	14/17
	(83%)			(Chair)		(82%)	(82%)

John D. Gass	6/6	—	—	5/5	5/5	10/10	16/16
	(100%)				(Chair)	(100%)	(100%)

Dennis M. Houston	5/6	—	2/2	—	2/2	4/4	9/10
	(83%)					(100%)	(90%)

Brian MacDonald	2/2	3/3	—	2/2	—	5/5	7/7
	(100%)					(100%)	(100%)

Maureen McCaw	6/6	6/6	—	5/5	—	11/11	17/17
	(100%)					(100%)	(100%)

Eira M. Thomas	6/6	—	4/4	—	5/5	9/9	15/15
	(100%)		(Chair)			(100%)	(100%)

Steven W. Williams(2)	6/6	—	—	—	—	—	6/6
	(100%)						(100%)

Michael M. Wilson(2)	6/6	—	—	—	—	—	6/6
	(100%)						(100%)

(1)
The Board meeting relating to strategy held on February 7-8, 2018 is counted as one meeting for the purpose of the foregoing table.

(2)
Messrs. Williams and Wilson are not members of any standing committee and therefore their attendance is only recorded for meetings of the Board. However, throughout the year, Mr. Williams attended certain committee meetings on a non-voting basis at the invitation of the committees in his capacity as an officer of Suncor. In 2018, Mr. Wilson also attended such meetings of the committees of the Board on a non-voting basis as he determined appropriate in his capacity as Board chair.

Orientation and Continuing Education

Each new member of the Board participates in a formal orientation program. The orientation program includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor's business and operations and a tour at the sites of some of Suncor's principal operations. The orientation program also focuses on the role of the Board, its committees and its directors and the nature and operation of Suncor's business.

A directors' handbook, containing information about the Board and Suncor, including Suncor's core governance documents, is made available to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a secure directors' portal.

Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of directly acquainting directors with Suncor's operations and the communities in which they are located.

The Governance Committee oversees the Board's strategic education program. In conjunction with Board meetings, management presents focused information to directors on

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topics pertinent to Suncor's business, including the impact of significant new laws or changes to existing laws and opportunities presented by new technologies. In an annual survey, directors are asked to suggest topics of interest for future information sessions and topics are chosen annually for presentations from internal or external sources.

The Board's Director Continuing Education Policy also encourages directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the Board with the approval of the Board chair or chair of the Governance Committee. Suncor also purchases memberships for directors in either the Institute of Corporate Directors or the National Association of Corporate Directors to allow them to access additional educational opportunities such as conferences, presentations and seminars.

During 2018, the Board, its committees and individual directors participated in presentations and received educational information on a variety of topics, including those set out in the table below.

Date	Topic	Presented/Hosted By	Attended By

	Global Energy Overview	External Speaker	All directors

	Enterprise Information Security / CyberSecurity	Management	Patricia Bedient, Dominic D'Alessandro, Dennis Houston
Q1			and Maureen McCaw

	Audit Committee Peer Exchange	External Speaker	Patricia Bedient

	Governance and Social Media	Institute of Corporate Directors	Maureen McCaw

	Cyber Security Lessons	National Association of Corporate Directors	Patricia Bedient

	Five Building Blocks for a Better Compensation Committee	National Association of Corporate Directors	John Gass

Q2	Nominating and Governance Roundtable	National Association of Corporate Directors	Patricia Bedient

	Blockchain Opportunities	External Webinar	John Gass

	Tour of the Montreal Refinery	Management and employees	Michael Wilson

	Executive Pay Data Issues	National Association of Corporate Directors	John Gass

Q3	Global Board Leaders' Summit	National Association of Corporate Directors	Patricia Bedient

	Digital Transformation	External Webinar	John Gass

	Board Oversight of Strategy	Institute of Corporate Directors	Maureen McCaw

	Emerging Compensation Issues in 2019	National Association of Corporate Directors	John Gass

Q4	Inventing and Reinventing: Leading in Turbulence	National Association of Corporate Directors	Patricia Bedient

	Nominating and Governance Advisory Council	National Association of Corporate Directors	Patricia Bedient

	Avoiding Conflicts of Interest as Directors and Executives, and A Crisis on Every Corner: Leading the Board Through Turmoil	External Webinar	John Gass

B-13  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

Ethical Business Conduct

Sound, ethical business practices are fundamental to Suncor's business. Suncor's standards for the ethical conduct of our business are set forth in the Code, which applies to Suncor's directors, officers, employees and contract workers. The Code requires strict compliance with legal requirements and Suncor's values. Topics addressed in the Code include competition, conflicts of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, harassment, fair dealing in trade relations and accounting, reporting and business controls. The Code is supported by detailed policy guidance and standards and a Code compliance program, under which every Suncor director, officer, employee and contract worker is required annually to complete a Code training course, read a summary of the Code, affirm that he or she understands the requirements of the Code and provide confirmation of compliance with the Code since their last affirmation, or confirmation that any instance of non-compliance has been discussed and resolved with the individual's supervisor. The summary provided includes a message from the President and CEO emphasizing Suncor's values and making it clear that all representatives of Suncor are expected to conduct business in a safe, fair, honest, respectful and ethical manner.

Suncor also has a supplier code of conduct that highlights the values that are important to Suncor and is a guide to the standard of behavior Suncor expects of all suppliers, contractors, consultants and other third parties Suncor does business with. The supplier code of conduct addresses topics such as safety, human rights, harassment, bribery and corruption and confidential information, among others. It also reinforces our commitment to sustainable development and encourages our business associates to work with us to seek ways to reduce environmental impacts, support the communities in which we work and collectively achieve economic growth. Compliance with the supplier code of conduct is a standard term of all Suncor supply chain contracts.

The Board exercises stewardship over the Code in several respects. Suncor's Internal Auditors audit the compliance program annually and the vice president responsible for Internal Audit, who has a direct reporting relationship with the Audit Committee, reports on the audit to that committee. Further, the Board has appointed a Chief Compliance Officer who reviews Suncor's Ethics and Compliance Programs and related matters with the Governance Committee on an annual basis.

Moreover, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process. The Governance Committee reviews any changes and ensures the Code continues to reflect Suncor's commitment to ethics and integrity, and addresses all related legal requirements and best practices. Any waivers of Code requirements for Suncor's executive officers or members of the Board must be approved by the Board or appropriate committee thereof and disclosed. No such waivers were granted in 2018.

Suncor encourages employees to raise ethical concerns with Suncor management and Suncor's legal, corporate security, human resources and Internal Audit departments, without fear of retaliation. In addition, Suncor's "Integrity Hotline" provides a means for Suncor employees to raise issues of concern anonymously, with a third-party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated pursuant to Suncor's internal investigations policy and protocols. The Audit Committee receives regular updates on activities relating to the Integrity Hotline. Pursuant to the Code, the vice president responsible for Internal Audit is charged with responsibility for maintaining the Integrity Hotline and ensuring that all alleged Code violations are investigated in conjunction with the Chief Compliance Officer and legal counsel.

Suncor provides additional specialized training for employees for matters governed by the Code where it is determined such training would be necessary or beneficial. For example, certain employees directly involved with Suncor's international and offshore operations are required to periodically attend focused workshops, which address, among other items, compliance with sanctions and anti-bribery and anti-corruption legislation and best practices for operating in international jurisdictions where Suncor operates.

Conflicts of Interest

The Board has a policy relating to directors' conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors' portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.

If the change involves a change in the director's principal occupation or an appointment as director, officer or trustee of any for-profit or not-for-profit organization, the director must also notify the Board chair, who will determine

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whether the change would be inconsistent with the director's duties as a member of the Board. In appropriate circumstances, the director's resignation may be required.

The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board (regardless of the materiality of the contract or transaction), the director must immediately advise the Board chair or the particular committee chair. The director's conflict or potential conflict is recorded in the minutes of the meeting and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.

The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Compliance with NYSE Standards

Suncor's corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements. Except as disclosed below, Suncor's corporate governance practices are in compliance with NYSE Standards in all significant respects.

•
Approval of Equity Compensation Plans.  Suncor is not required to and does not comply with Section 303A.08 of the NYSE Listed Company Manual which requires shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market. The TSX rules, which Suncor complies with, only require shareholder approval for certain of Suncor's equity compensation plans in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See "Summary of Incentive Plans" on page 52 of the Circular.

•
Independence Standards.  The Board is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in the Canadian Requirements (specifically National Instrument 52-110 – Audit Committees) and SEC Requirements (specifically Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended). The Board has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE's Listed Company Manual in respect of compensation committee advisor independence.

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SCHEDULE C: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

The following principles shape the position description and duties for the Chair of the Board of Directors of Suncor Energy Inc.:

1.
The Board's overarching duty is to supervise the management of Suncor's business and affairs.

2.
Suncor is committed to establishing and maintaining a well developed governance process involving the Board, Board committees and management.

3.
Active involvement and substantive debate are encouraged.

4.
The Board supports the separation of the role of Chair from the role of Chief Executive Officer (CEO).

5.
The Board is involved in strategic policy issues.

6.
The Board will strive to be the best.

With the foregoing in mind, the framework for Board Chair will be:

•
The Chair of the Board is the chief officer of the Board, appointed annually by the Board with remuneration as determined by the Board. The Chair is not an employee or officer of the Corporation and will be independent of management. The Chair will foster and promote the integrity of the Board and a culture where the Board works harmoniously for the long-term benefit of the Corporation and its shareholders.

•
The Chair will preside at meetings of the Board and at meetings of the shareholders of the Corporation, as provided for in the by-laws of the Corporation.

•
The Chair, by standing invitation, is considered an ex-officio of the Board's Standing Committees of which he is not a listed member.

•
The Chair will be kept well informed on the major affairs and operations of the Corporation, on the economic and political environment in which it operates and will maintain regular contact with the CEO and other senior executive officers of the Corporation.

The accountabilities of the Chair include:

Shareholder Meetings

•
Subject to the by-laws, chair all shareholder meetings.

•
Review and approve minutes of all shareholder meetings.

Manage the Board

•
Subject to the by-laws, chair all Board meetings.

•
Provide leadership to the Board.

•
In conjunction with the Governance Committee, ensure that processes to govern the Board's work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate.

•
Identify guidelines for the conduct and performance of directors.

•
Manage director performance.

•
With the assistance of the corporate secretary and CEO, oversee the management of Board administrative activities (meeting schedules, agendas, information flow and documentation).

•
Facilitate communication among directors.

•
Attend committee meetings as deemed appropriate.

•
Review and approve minutes of all Board meetings prior to presentation to the Board for approval.

Develop a More Effective Board

•
Working with the Governance Committee, plan Board and Board committee composition, recruit directors, and plan for director succession.

•
Working with the Governance Committee, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•
Review any change in circumstance of individual directors and determine whether directors' other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the Board of Directors of outside business organizations.

•
Review and approve requests from directors under the Board's Directors Continuing Education Policy.

Work with Management

•
Support and influence strategy.

•
With the assistance of the Human Resources and Compensation Committee, lead the Board in evaluating the performance of the CEO.

•
Review the CEO's expenses on a quarterly basis.

•
Build relationships at the senior management level.

•
Provide advice and counsel to the CEO.

Serve as an advisor to the CEO concerning the interests of the Board and the relationship between management and the Board.

Liaise with Stakeholders

•
Share Suncor's views with other boards and organizations when required.

•
Although primary responsibility for the Corporation's relationships with the financial community, the press and other external stakeholders rests with the CEO, the Chair may be requested, from time to time, to attend meetings with outside stakeholders.

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SCHEDULE D: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

Background:

Corporate governance guidelines provide that boards of directors should have a majority of independent directors, and that the board chair should be independent.

The purpose of this independence policy and criteria is to state the criteria by which the Board of Directors (the "Board") of Suncor Energy Inc. ("Suncor") determines whether each of its directors is or is not independent.

Independence Policy:

Pursuant to the terms of reference for the Board, a majority of the Board must be independent, and in addition, the Audit, Governance, and Human Resources and Compensation Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the Board in order that the Board may affirmatively determine the status of each such individual. In making independence determinations, the Board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria:

A director of Suncor will be considered independent only if the Board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a material relationship with Suncor. A "material relationship" is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director's independent judgment (CSA National Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if(1):

•
The director is, or has been within the last three years, an employee or executive officer of Suncor, or an immediate family member is or has been within the last three years, an executive officer, of Suncor.

•
The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than $75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•
The director or an immediate family member is a current partner of a firm that is Suncor's internal or external auditor; a director is a current employee of such a firm; or a director's immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Suncor's audit within that time. For the purposes of this point ONLY, "immediate family member" means a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•
The director or any immediate family member is or has been within the last three years employed, as an executive officer of another corporation where any of Suncor's current executive officers at the same time serve on that corporation's compensation committee.

•
The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, Suncor, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other corporation's consolidated gross revenues.

•
Contributions to tax exempt organizations shall not be considered "payments" for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from Suncor to the organization exceeded the greater of $1 million, or 2% of such organization's consolidated gross revenues.

(1)
Unless otherwise noted, "immediate family member" is defined to include a person's spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person's home.

D-1  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

•
For Audit Committee members only, in order to be considered independent, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board or any other Board Committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Suncor provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•
Has previously acted as an interim CEO of Suncor; or

•
Acts, or has previously acted, as chair or vice chair of the Board or of any Board committees on a part-time basis; or

•
Sits on the board of directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor, provided that the individual's remuneration from the other entity is not personally material to that individual or dependent on or variable with the nature or extent of the business relationship with Suncor, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the Board's conflict of interest policy with respect to contracts between Suncor and that other entity.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  D-2

SCHEDULE E: BOARD TERMS OF REFERENCE

Part I: Overview

The Canada Business Corporations Act (the Act), Suncor's governing statute, provides "that the directors shall manage or supervise the management of the business and affairs of a corporation...". In practice, as a Board of Directors cannot "manage" a corporation such as Suncor in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor's Board of Directors is to "supervise" the management of Suncor's business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor. This responsibility is discharged through Board oversight of Suncor's management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer (CEO), sets standards of conduct, including the Corporation's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Corporation.

In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor's business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Corporation. Specific responsibilities which facilitate the discharge of the Board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, comprising Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board Chair set out the related principles, framework and accountabilities for those key roles in Suncor's Board governance.

The CEO of Suncor is delegated the responsibility for the day-to-day management of the Corporation and for providing the Corporation with leadership. The CEO discharges these responsibilities by formulating Corporation policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Corporation's Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor's best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:

•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors' circular;

•
the approval of the audited annual financial statements of the Corporation; and

•
the adoption, amendment or repeal of by-laws of the Corporation.

One of the key stewardship responsibilities of the Board is to approve the Corporation's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the Corporation toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

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Part II: Board Guidelines

The following have been adopted by the Board as the guidelines applicable to the Board and its operations:

•
These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chair and Board Committee Chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the Corporation, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews the Corporation's annual business plan (including the annual capital budget), and in so doing endorses the strategies as reflected in the Corporation's long range plan.

•
The Board believes that the appropriate size for the Board is between 10 and 14 members.

•
Directors stand for re-election annually.

•
The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the policy periodically to ensure it continues to serve the Corporation's best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the Corporation, subject to the written approval of any of the Board Chair, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board Chair, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of Directors' interests with those of Suncor's shareholders, Directors shall own during the term of their directorship within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Governance Committee.

•
The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on definitions under applicable law(1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should be no more than three inside(2) directors on the Board of Directors.

•
The Board supports the separation of the role of Chair from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the Corporation, and the creation and fostering within the Corporation of a culture of integrity.

•
The Board Chair will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

(1)
Suncor's corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements").

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Corporation.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  E-2

•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors' schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person then by telephone.

•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•
The Board encourages the CEO to bring other executives into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

•
The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. Board members should also represent a diversity of backgrounds, experience and skills. The Board has adopted a Board Diversity Policy and a Selection Process for New Members Policy, which support this principle and ensure that diversity is a consideration in director selection. The Board ultimately determines nominees that will be included in the Corporation's management proxy circular.

•
The outgoing Chair of the Board, or in the absence of the outgoing Chair, a director elected by resolution of the Board, shall manage the process of selecting a new Chair by seeking nominations, determining the willingness of each nominee to take on the role of Chair of the Board, and preside over the selection process.

•
Succession and management development plans will be reviewed by the Human Resources & Compensation Committee, and reported on annually to the Board.

•
During each Board meeting, the Board of Directors shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the independent Board Chair. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
From time to time the Board will visit a Suncor location other than Calgary. The purpose is to facilitate continual exposure of Board members to the Corporation's operations and the communities in which they are carried out.

Part III: Committee Guidelines

•
The Board has four standing committees: the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee ("HR&CC"), and the Environment, Health, Safety & Sustainable Development Committee ("EHS&SD"). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each standing committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Board Chair, plans Board committee appointments (including the designation of a committee Chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the Corporation. In accordance with the Corporation's By-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of six directors. Each committee shall have a non-member Secretary who may be a member of management of the Corporation. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the Corporation's By-laws, each committee shall have the power to determine its own rules of procedure.

E-3  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

•
The Audit Committee will consist entirely of outside, independent(3) directors. In addition, all members of the Audit committee must be, in the judgment of the Board of the Directors, financially literate(4), and at least one member of the Audit Committee must be an audit committee financial expert(5).

•
In general, Audit Committee members will not simultaneously be members of the Audit Committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee. Any such determination by the Board of Directors shall be disclosed in the Corporation's management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Board Chair, by standing invitation, is considered an ex-officio of the Board standing committees of which he or she is not a listed member.

•
During each committee meeting, the committee shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors

Goals of the Board.  The major goals and responsibilities of the Board are to:

•
Establish policy direction and the fundamental objectives of the Corporation;

•
Supervise the management of the business and affairs of Suncor;

•
Ensure the Corporation has an effective strategic planning process;

•
Identify the principal risks of Suncor's business, and ensure that there are systems in place to effectively monitor, manage and mitigate these risks;

•
Annually endorse the strategies reflected in Suncor's long range plan, which takes into account, among other things, the opportunities and risks of the Corporation's business;

•
Protect and enhance the assets of the owners of the Corporation and look after their interests in general;

•
Ensure the continuity of the Corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties.  The major duties of the Board are to:

1.
Foster the long-term success of Suncor. Commit to the enterprise and acknowledge that the best interests of Suncor and its shareholders must prevail over any individual business interests of the members of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor's capital budget and endorsing the strategies reflected in its long range plan, to declaring dividends, approving major capital investments, mergers and acquisitions, the issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Corporation or that the Board is legally required to take.

3.
Review with management the mission of the Corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the Corporation's progress toward its goals and plans, and assume responsibility to revise and alter the Corporation's direction where warranted.

(3)
See note 1

(4)
See Appendix A

(5)
See Appendix A

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  E-4

4.
Appoint a CEO, monitor and evaluate his or her performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the Corporation, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

•
fixed assets;

•
marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•
work force and employee relations;

•
financial resources, including relations with the financial community; and

•
reputation.

6.
Establish an overall compensation policy for the Corporation and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for investment in areas of higher return and maintaining capital discipline;

•
maintaining access to suitable sources of capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and

•
insurance.

8.
Identify the principal risks of the Corporation's business and ensure implementation and monitoring of systems to effectively manage and mitigate these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the Corporation's internal control and management information systems.

10.
Ensure that the Corporation has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders, the investing public, government, employees, the financial community, and the communities in which Suncor operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll-free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the Corporation has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Corporation, by:

•
taking reasonable steps to ensure that Suncor complies with applicable laws and regulations and with its constating documents, including its Articles and By-laws, and operates to high ethical and moral standards – being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the Corporation is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Corporation, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
select a Board Chair, appropriate committees and Committee Chairs;

•
define the duties of the Chairs of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

E-5  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

APPENDIX A TO THE TERMS OF REFERENCE – FINANCIAL LITERACY AND EXPERTISE

For the purpose of making appointments to the Corporation's Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee's level of Financial Literacy the Board of Directors must evaluate the totality of the individual's education and experience including:

•
The level of the person's accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person's specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person's level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person's direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person's past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person's level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the Corporation's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the Corporation in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Corporation.

Audit Committee Financial Expert

An "Audit Committee Financial Expert" means a person who in the judgment of the Corporation's Board of Directors, has following attributes:

a.
an understanding of Canadian generally accepted accounting principles and financial statements;

b.
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor's financial statements, or experience actively supervising one or more persons engaged in such activities;

d.
an understanding of internal controls and procedures for financial reporting; and

e.
an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.
education and experience as a principal financial officers, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.
other relevant experience.

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  App A-1

SCHEDULE F: CHANGE OF AUDITOR REPORTING PACKAGE

NOTICE OF CHANGE OF AUDITOR
Pursuant to NI 51-102 (Section 4.11)

TO:	PricewaterhouseCoopers LLP, Chartered Professional Accountants
AND TO:	KPMG LLP, Chartered Professional Accountants
AND TO:
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island)
Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories
Office of the Yukon Superintendent of Securities, Community Services, Yukon Government
Nunavut Securities Office, Department of Justice, Government of Nunavut

Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), of a change of auditor of Suncor Energy Inc. (the "Company") from PricewaterhouseCoopers LLP ("PwC") to KPMG LLP ("KPMG").

On July 25, 2018, following completion of a tender process, the Board of Directors of the Company, upon recommendation of the Audit Committee of the Board of Directors, approved the appointment of KPMG as auditor to fill the vacancy that will be created by PwC's resignation as the Company's auditor, at the request of the Company, from the effective date of PwC's resignation until the next annual meeting of shareholders of the Company. On July 26, 2018, PwC notified the Company that, at the request of the Company, it will resign as auditor of the Company effective as of the day immediately following the date of PwC's report in respect of its audit of the Company's consolidated financial statements for the year ended December 31, 2018. PwC will continue to act as the Company's auditor until the effective date of its resignation. There were no modifications of opinion by PwC in PwC's reports on the Company's financial statements for the two most recently completed fiscal years ended December 31, 2017 and 2016.

There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of NI 51-102, in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 26th day of July, 2018.

F-1  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

July 26, 2018

To:	Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island)
Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories
Office of the Yukon Superintendent of Securities, Community Services, Yukon Government
Nunavut Securities Office, Department of Justice, Government of Nunavut

We have read the statements made by Suncor Energy Inc. in the attached copy of change of auditor notice dated July 26, 2018, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated July 26, 2018.

Yours very truly,

Chartered Professional Accountants

2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.  F-2

KPMG LLP 205 5th Avenue SW Suite 3100 Calgary AB T2P 4B9 Telephone (403) 691-8000 Fax (403) 691-8008 www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Office of the Superintendent of Securities, Northwest Territories
Nova Scotia Securities Commission
Nunavut Securities Office
Ontario Securities Commission
The Office of the Superintendent of Securities, Consumer, Corporate and Insurance
   Services Division, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Office of the Yukon Superintendent of Securities
July 30, 2018
Dear Sir/Madam
Re: Notice of Change of Auditors of Suncor Energy Inc.
We have read the Notice of Suncor Energy Inc. dated July 26, 2018 and are in agreement with the statements contained in such Notice.
Yours very truly,

Chartered Professional Accountants Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

F-3  2019 MANAGEMENT PROXY CIRCULAR   Suncor Energy Inc.

   If you are looking for Suncor's 2018 annual report and you haven't received it in the mail, you may not have confirmed you wanted to receive it. Our 2018 annual report is available electronically on
     Suncor's web site at www.suncor.com. Or if you would like to receive a printed copy, please call 1 800 558 9071.

       Suncor Energy Inc.
       150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3
       T: 403-296-8000

Suncor.com

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SIGNATURES
EXHIBIT INDEX
  EXHIBIT 99.1
Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, dated February 28, 2019